Exhibit D

FEDERATIVE REPUBLIC OF BRAZIL

This description of the Federative Republic of Brazil (“Brazil” or the “Republic”) is dated as of September 14, 2010 and appears as Exhibit D to the Republic’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2009.

Until the introduction of the real in July 1994, Brazil had experienced high rates of inflation. A variety of indices exist for measuring inflation in Brazil. This document uses the General Price Index-Domestic Supply (Índice Geral de Preços-Disponibilidade Interna, or “IGP-DI”), a national price index based on a weighting of three other indices, the Wholesale Price Index-Domestic Supply (Índice de Preços por Atacado-Disponibilidade Interna, or “IPA-DI”) (60%), the Consumer Price Index (Índice de Preços ao Consumidor) (30%), and the National Index of Building Costs (Índice Nacional de Custos de Construção, or “INCC”) (10%). The IGP-DI, one of the most widely used inflation indices, is calculated by the Getúlio Vargas Foundation, an independent research organization. See “The Brazilian Economy—Prices”. As measured by the IGP-DI, the annual rate of inflation in Brazil was 1.2% in 2005, 3.8% in 2006, 7.9% in 2007, 9.1% in 2008 and -1.4% in 2009. Such levels of inflation, together with the fluctuation of the Brazilian currency in relation to the U.S. dollar, should be considered by the readers of all financial and statistical information contained herein.

The following table sets forth certain exchange rate information reported by the Central Bank for the selling of U.S. dollars, expressed in nominal reais, for the periods indicated. The Federal Reserve Bank of New York does not report a noon buying rate for the real.

Table No. 1

Commercial Exchange Rates (Selling Side)

R$/$1.00

Year	Average for Period(1)	End of Period	Percentage Change (End of Period)
2005	2.4341	2.3407	(11.8)
2006	2.1771	2.1380	(8.7)
2007	1.9483	1.7713	(17.2)
2008	1.8375	2.3370	31.9
2009	1.9935	1.7412	(25.5)

(1)	Weighted average of the exchange rates on business days during the period.

Source: Central Bank.

In January 1999, the Central Bank abandoned its exchange band mechanism, which encouraged small exchange devaluations within a specified range and which had been in effect since March 1995, and permitted the value of the real to float freely against that of the dollar. On December 31, 2009, the real-U.S. dollar exchange rate (sell side) in the commercial exchange market, as published by the Central Bank, was R$1.7412 to $1.00 while on December 31, 2008 it was R$2.3370 to $1.00. See “Balance of Payments and Foreign Trade—Foreign Exchange Rates and Exchange Controls”. In this report, references to “dollars”, “U.S. dollars”, “U.S.$” and “$” are to United States dollars, and references to “real“, “reais“ and “R$” are to Brazilian reais. The fiscal year of the federal Government of Brazil (the “Federal Government”) ends December 31 of each year. The fiscal year ended December 31, 2009 is referred to herein as “2009”, and other years are referred to in a similar manner. Tables herein may not add due to rounding.

MAP OF BRAZIL

INTRODUCTION

Brazil is the fifth largest country in the world and occupies nearly half the land area of South America. Brazil shares a border with every country in South America except Chile and Ecuador. The capital of Brazil is Brasília, and the official language is Portuguese. On December 31, 2009, Brazil’s estimated population was 191.4 million.

Following two decades of military governments, in 1985 Brazil made a successful transition to civilian authority and democratic government. A new Brazilian Constitution (the Constituição da República Federativa do Brasil, or “Constitution”) was adopted in 1988. In 1989, direct presidential elections were held for the first time in 29 years. After winning a runoff election with 61% of the vote on October 27, 2002, Luiz Inácio Lula da Silva assumed the presidency of Brazil on January 1, 2003, and was re-elected in October 2006 for a second term ending in 2010, after winning a runoff election with 60.8% of the votes.

Mr. da Silva is a member of the Workers’ Party (Partido dos Trabalhadores, or “PT”). Following the October 2002 elections, Mr. da Silva’s party held 17.5% of the seats in the Chamber of Deputies and 12.3% of the seats in the Senate. Mr. da Silva was elected as part of a broad coalition consisting of the Liberal Party (Partido Liberal) and five smaller parties, including the Brazilian Socialist Party (Partido Socialista Brasileiro, or “PSB”) and the Brazilian Workers Party (Partido Trabalhista Brasileiro, or “PTB”). In 2003 and 2004, the PT formed new alliances with the Brazilian Democratic Movement Party (Partido do Movimento Democrático Brasileiro, or “PMDB”) and the Brazilian Progressive Party (Partido Progressista, or “PP”) and with other, small parties. As a result of these alliances, Mr. da Silva’s coalition grew to 73% of the members of the Chamber of Deputies and to 57% of the members of the Senate. Following the outcome of the general elections held in October 2006, President da Silva’s coalition consisted of 11 parties (PMDB, PT, PP, PSB, the Democratic Labor Party (Partido Democrático Trabalhista, or “PDT”), the Republic Party (Partido da República, or “PR”), PTB, the Communist Party of Brazil (Partido Comunista do Brasil, or “PCdoB”), the Green Party (Partido Verde, or “PV”), the Social Christian Party (Partido Social Cristão, or “PSC”) and the Brazilian Republican Party (Partido Republicano Brasileiro)), representing 72% of the seats in the Chamber of Deputies and 62% of the seats in the Senate. During President da Silva’s administration, several Parliamentary Commissions of Inquiry (CPI) were created in Congress to investigate corruption cases involving members of the Federal Government. In 2005, a corruption complaint garnered attention in the press: a member of the allied base of President da Silva said that several congressmen received bribes for voting in favor of the interests of the Government (bribery that became known as the “monthly allowance”). The complaint resulted in the resignation of the President’s Chief of Staff, Jose Dirceu, and several other lawsuits against members that were allegedly involved in the corruption are still pending in court.As President, Mr. da Silva has initiated a series of social programs, including a “Zero Hunger” campaign, which is intended to eradicate famine and address poverty in the Republic; a “Bolsa Família” program that provides assistance to impoverished families; and a “First Job” program aimed at facilitating the entry of young people into the labor market. He has also secured reforms of the tax, pension and judicial systems, instituted a framework for public-private partnerships, introduced a regulatory framework for investment in the electricity sector, among other sectors, and secured amendments to the country’s bankruptcy law. Finally, the da Silva administration’s economic policy has been characterized by fiscal discipline, a floating exchange rate and inflation targeting. Among the da Silva administration’s first initiatives was an increase in the consolidated public sector primary surplus target, which increased from 3.75% of real gross domestic product (Produto Interno Bruto, or “GDP”) in 2002 to 4.25% of GDP in each of 2003, 2005, 2006 and 2007. The Federal Government raised the target from 4.25% to 4.5% in 2004, due to better than expected fiscal revenues. In 2008, the primary surplus reached 4.1% of GDP. For 2009, the primary surplus target was initially set at 3.8% and after adjusted to 2.5%. The primary surplus of 2009 was 2.1% of GDP, but the target was achieved when the government discounted part of the PAC investments (0.4% of GDP) in its expenditures.

Mr. da Silva succeeded in enacting certain pension reforms, which Brazil’s Chamber of Deputies and Senate approved. On December 19, 2003, the rules related to retirement and social security for civil servants were further modified by Constitutional Amendment No. 41. On July 5, 2005, the National Congress approved Constitutional Amendment No. 47, which modifies Constitutional Amendment No. 41 as it applies to civil servants. The adjustments include: (i) an increase in the minimum retirement age for civil servants from 48 to 55 years for women and from 53 to 60 years for men; (ii) a reduction of 30% in pensions paid for widows and orphans of civil servants in excess of the ceiling for retirement payments under the general social security system per month; (iii) a contribution to the social security system by retired civil servants of 11% of the amount by which the retired employee’s pension exceeds 60% of the above-mentioned ceiling in the case of federal retirees and 50% of the above-mentioned ceiling in the case of all other retired civil servants; (iv) a uniform contribution level for municipal, State and federal workers consisting of at least 11% of the amount of the employee’s salary; and (v) the institution of a complementary regime for new civil servants, which will require the passage of ordinary legislation. For the private sector pension system (the general social security system), the cap on social security pensions paid to private sector retirees was raised from R$1,561.56 to R$3,467.40. The amounts used as reference are revised every year. See “The Brazilian Economy—Constitutional Reform” and “—Social Security”.

Mr. da Silva was also able to enact certain tax reforms. On December 19, 2003, the Chamber of Deputies and the Senate approved an amended tax reform bill in the form of Constitutional Amendment No. 42. Constitutional Amendment No. 42 provides for, among other items: (i) the Delinking of Central Government Revenues (Desvinculação de Recursos da União, or “DRU”), which permits the reallocation of 20% of certain tax revenues that the Federal Government would otherwise be required to devote to specific program areas under the Constitution; (ii) the exempting of exports from the tax on the circulation of goods and services (Imposto sobre Circulação de Mercadoria e Serviços, or “ICMS”) and the establishment of a fund to compensate States for lost ICMS revenue resulting from that exemption; (iii) the imposition of the contribution for the financing of social security (Contribuição para o Fianciamento da Seguridade Social, or “COFINS”) only at the final stage of the production process, rather than at each stage of that process; (iv) a reduction of the tax on industrial products (Imposto sobre Produtos Industrializados, or “IPI”) on imports of capital goods; and (v) a requirement that the Federal Government transfer to States and municipalities 25% of the revenues from the Contribution on the Intervention in the Economic Domain (Contribuição de Intervenção no Domínio Econômico, or “CIDE”). On December 12, 2007, the Brazilian Congress failed to pass a constitutional amendment that would have extended the provisional financial contribution levy (Contribuição Provisória sobre a Movimentação Financeira, or “CPMF”). The Brazilian Congress did, however, agree to extend the DRU until 2011. In January 2008, the Federal Government announced a fiscal package to compensate for the revenue loss expected from the CPMF withdrawal. The package included a reduction in the federal budget and an increase in revenue from higher taxes on foreign exchange and credit card operations and an increase in the Social Contribution on Net Profits (Contribuição Social sobre o Lucro Líquido, or “CSLL”) for financial institutions.

During the second year of his first term, Mr. da Silva was able to enact certain judicial reforms. In November 2004, Congress approved Constitutional Amendment No. 45, dated December 8, 2004, a set of reforms intended to improve the efficiency of the judicial system. Constitutional Amendment No. 45, among other things, amends Articles 102 and 105 of the Constitution to provide that the Superior Court of Justice (Superior Tribunal de Justiça, or “STJ”), and not the Federal Supreme Court (Supremo Tribunal Federal, or “STF”), is to determine whether foreign judgments and foreign arbitral awards are enforceable in Brazil. The enforcement by a Brazilian court of a foreign arbitral award is subject to the recognition of such award by the STJ. The STJ will recognize such an award if all of the required formalities are observed and the award does not contravene Brazilian national sovereignty, public policy and “good morals”.

Other reforms introduced by Constitutional Amendment No. 45 include: (i) the right of all parties to a judicial process of reasonable duration and to the means necessary to attain it; (ii) the submission by Brazil to the jurisdiction of the International Criminal Court, the governing statute of which was ratified by Brazil in June 2002; (iii) a provision barring a retired or removed judge from practicing, for a period of three years, before the court in which he or she sat; (iv) a rule providing that decisions of the Federal Supreme Court on the merits of lawsuits challenging the constitutionality of certain acts (ações diretas de inconstitucionalidade and ações declaratórias de constitucionalidade) constitute binding precedents for the lower courts, government bodies directly linked to federal, State or municipal powers and entities created to perform government activities in a decentralized manner; (v) a rule providing that the Federal Supreme Court may issue summary legal principles (súmulas) that are binding on the lower courts and the direct and indirect administration; (vi) the establishment of a fifteen-member National Council of Justice (Conselho Nacional de Justiça) to oversee the administrative and fiscal management of the judiciary; and (vii) the establishment of a fourteen-member National Council of the Public Ministry (Conselho Nacional do Ministério Público) to oversee the administrative and fiscal management of the public prosecution service.

On February 9, 2005, President da Silva sanctioned a bankruptcy law that had been under consideration by the Congress for ten years, as well as changes to the tax code. The new bankruptcy law, Law No. 11,101, among other things, (i) places a cap equal to 150 times the minimum monthly salary on claims in bankruptcy proceedings by employees for such items as unpaid wages, unused vacation time and implements a 40% penalty for unjust dismissals; (ii) gives secured creditors priority over tax claims in bankruptcy proceedings; and (iii) ends a “succession” doctrine that makes a purchaser of assets from a bankrupt company or from a company under judicial reorganization responsible for certain of the insolvent company’s tax and social security obligations as a consequence of the acquisition, and, in the case of a company under bankruptcy proceedings, the debtor’s labor claims. The Federal Government expects the measure to reduce interest rates charged by financial institutions for domestic loans.

Law No. 11,187 dated October 19, 2005, introduced further reforms by amending Brazil’s Civil Procedure Code to limit interlocutory appeals (agravos). In December 2006, Law No. 11,417 sanctioned the binding clause—the mechanism which obligates lower court judges to follow decisions adopted by the STF. As a result, lower court judges are required to follow STF precedents, which may reduce the amount of appeals and expedite court decisions. In addition, two other laws regarding courts reform were sanctioned during the same month of 2006: Law No. 11,418 dated December 19, 2006, which limits the analysis of appeals by STF to general pertinent questions considered relevant to society as a whole and Law No. 11,419 dated December 19, 2006, which provides for the digitalization of the judicial process, thereby allowing judges in all of Brazil to work with electronic documents in order to expedite the judicial process.

In June 2006, the Law of Civil Execution (Law No. 11,232/05 of December 22, 2005) was enacted. It defines new procedures to expedite debt judgments. Pursuant to this Law, after the judge’s decision, the debtor will be required to pay the outstanding debt in 15 days. In the case of non-payment there will be a penalty of 10% of the amount due. Pursuant to this Law, the debtor also shall not auction its assets in order to avoid its debts and the automatic stay against the execution of the judgment has been eliminated.

Law No. 11,382, sanctioned in December 2006 and relating to extra-judiciary bank certificates execution, may expedite debt judgments in the Republic and favors banking spread reductions and more credit concessions. The legislation permits the petitioner to obtain a certificate in order to block the debtor’s physical goods (vehicles, real estate) from being sold before the debt payment. The distraint system is utilized and the debtor’s goods are impounded in order to guarantee a debt payment and sold if payment does not occur. Evaluation of physical goods is done by the judicial officer and the transfer of goods from the debtor to the creditor has priority in such evaluation. The debt may be paid in installments by the debtor if it recognizes its debts and has previously made a deposit of 30% of the total value of the debt.

Changes have also been made to improve the investment climate. On December 30, 2004, President da Silva sanctioned Law No. 11,079, which provides for the formation of two types of “public-private partnerships” (Parceiras Público-Privadas or “PPP”): (i) contracts for concessions of public works or utility services under which private party concessionaires receive payments from a public sector entity in addition to tariffs charged to end-users and (ii) contracts for rendering of services under which a public sector entity is the end-user. PPP contracts must be worth at least R$20 million and provide for a service period of between five and 35 years, including extensions of the term. All such contracts can only be awarded through a public bidding process. Because the concessionaires will only begin to receive payments when the services under the PPP contract are provided, the private parties will have to obtain private financing for the construction of the facility that is to provide the services under the contract. Law No. 11,079 permits payments from the public sector entity to be made directly to the contractor’s creditors, thereby reducing the creditors’ overall credit risk. The federal PPP program is overseen by a management committee appointed by the Ministry of Planning, Budget and Management, the Ministry of Finance and the Office of the Chief of Staff (Casa Civil da Presidência da República). The management committee is charged with selecting the projects for and regulating the federal PPP program. See “The Brazilian Economy—Incentives for Private Investment”.

Measures are also being taken to facilitate the access of foreign investors to domestic financial markets. In November 2005, the Federal Government simplified the process for the registration of securities with the Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”) and of the generation of the CNPJ number, two necessary steps to allow foreign investors to operate in the domestic markets.

Law No. 11,312, dated June 27, 2006, exempts foreign investors from a withholding tax on trading in Brazilian government bonds. The exemption is limited to investment funds that have at least 98% of their assets invested in Brazilian government bonds and in which all of the investors are nonresidents of Brazil. The exemption does not apply to repurchase transactions or to investors that are resident in countries that have no capital gains taxes or that impose such a tax at a rate lower than 20%. The exemption is intended to increase the demand for Brazilian government bonds and reduce Brazil’s borrowing costs. On January 22, 2007, the Federal Government unveiled the Growth Acceleration Plan 2007-2010, a set of measures seeking to: (i) create incentives for private investment; (ii) increase public investment in infrastructure; and (iii) remove bureaucratic, administrative, normative, legal and legislative obstacles to growth. The measures are grouped under five broad headings: infrastructure investment, stimulus to credit and financing, improvement in the investment climate, tax exemptions and improvements in the tax system, and long-term fiscal measures. In the infrastructure area, the PAC projects investments of R$504 billion in the period 2007-2010, of which R$436 billion would come from state-owned companies and from the private sector. The Federal Government presented, on March 29, 2010, the second phase of the Growth Acceleration Program (PAC 2). The preliminary estimate of investments in PAC 2 projects is approximately R$ 1.5 trillion. See “The Brazilian Economy—Incentives for Private Investment”.

In order to stimulate economic activity and increase liquidity to minimize the effects of the international crises, the Federal Government implemented expansionary fiscal and monetary policies, as well as other measures since September 2008. Among the instruments used are the following: a package of tax reductions, increases in PAC resources, creation of a housing program (“Minha casa, Minha Vida”, or “My House, My Life”), creation of a credit line for agriculture, reduction of reserve requirements for Brazilian banks, a series of reductions of the Selic rate, sales of foreign exchange swaps, rescues of certain banks by the Central Bank and currency swap operations with central banks of others countries.

On October 6, 2008, Provisional Measure No. 442, (subsequently enacted as Law No. 11,882 of December 23, 2008), authorized the Central Bank to rescue banks with special operations of rediscount and with guarantees of loans in foreign currency. Pursuant to such Provisional Measure, the Central Bank was also allowed to authorize the issue of leasing credit securities by financial institutions. On October 21, 2008, Provisional Measure No. 443 (enacted as Law No. 11,908, of March 3, 2009) authorized Banco do Brasil and CEF to form subsidiaries and acquire interests in financial institutions. It also authorized the creation of an investment bank called Caixa Banco de Investimento S.A., which is an integral subsidiary of the CEF, with the objective of exploring investment bank activities and other operations as provided in the applicable legislation.

To ease the lack of liquidity in the international market, Resolution No. 3,631, dated October 30, 2008, regulated a swap line of currencies between the Central Bank and the Federal Reserve Bank of New York. This swap line expired on February 2010. Also with the objective of overcoming a shortage of liquidity, the Central Bank issued CMN Resolution No. 3,672, on December 12, 2008 and Circular No. 3,434, on February 4, 2009. These measures established criteria and special conditions for loans in foreign currency, which allowed the Central Bank to guarantee on behalf of Brazilian companies the payments of offshore loans with payments due in 2008 and 2009.

The Provisional Measure No. 464 of June 9, 2009 (converted to Law No. 12,087 of November 11, 2009), provided financial assistance by the Republic to States, Federal District and Municipalities, in the year of 2009, with the objective of promoting the country’s exports. It also allowed the Republic to participate in the Credit Guarantor Fund (Fundo Garantidor de Créditos, or “FGC”) for small and medium enterprises.

On October 30, 2008, the Central Bank published Resolution No. 3,629, which permitted Brazilian banks to use up to 5% of the total balance of their savings deposits to provide financing for construction companies in the form of credit lines for working capital until March 31, 2009. On November 13, 2008, the Central Bank published Resolution 3,635, allowing the (Caixa Econômica Federal, or “CEF”) to provide working capital financing earmarked for civil construction in a total amount of up to R$3 billion, with the exclusive purpose of giving an additional guarantee and reducing the perception of risk associated with such operations. The Advisory Board of the Time-in-Service Guarantee Fund (Fundo de Garantia do Tempo de Servico, or “FGTS”) also approved, on December 2, 2008, a credit line of R$3 billion for construction companies in 2009.

There were also other more specific sector measures designed to stimulate economic activity. Resolution No. 3,628, October 30, 2008, authorized the utilization of new credit operations in the amount of R$8 billion earmarked for Petrobrás, a Brazilian oil company. To aid the naval construction industry, the Federal Government announced the provision of R$10 billion from the Merchant Marine Fund (FMM) and suspended of the payment of the IPI by Decree No. 6,704 of December 19, 2008. The agricultural sector benefited from a credit line of R$12.6 billion, created with resources of BNDES. These funds were earmarked to provide financing for the storage of alcohol, farming and working capital.

In addition, the Federal Government implemented measures concerning foreign trade. It provided R$10 billion to BNDES to finance lines of credit for the pre-shipment of exports and to increase working capital of enterprises. As a result, BNDES reduced the cost of credit lines available for capital goods purchases until the end of 2009. It also managed interest rates to improve credit access for micro, small and medium enterprises.

On October 30, 2008, the Advisory Board of the FGTS approved the acquisition of up to R$7 billion in debentures issued by BNDES. On December 1, 2008, BNDES created a new credit line for the financing of the working capital of Brazilian companies, the Special Program of Credit – PEC, with a budgetary endowment of R$6 billion valid until June 30, 2009. Art. 15 of Provisional Measure No. 450 (subsequently enacted as Law No. 11,943 of May 28, 2009) of December 9, 2008, authorized the Republic to transfer up to US$2 billion obtained from the World Bank (“IBRD”), to BNDES by means of credit operations. Through Provisional Measure No. 453 of January 22, 2009 (subsequently enacted as Law No. 11,948 of June 16, 2009), the Republic was authorized to grant credit to BNDES, in an amount of up to R$100 billion. Previously, Provisional Measure No. 439 of August 29, 2008 (subsequently enacted as Law 11,805 of November 6, 2008), had already authorized the Republic to grant credit to BNDES in the maximum amount of R$15 billion. Law No. 11,948 was amended by Provisional Measure No. 472 of December 15, 2009, which increased the credit limit by $180 billion to BNDES. The last tranche of this loan from the Treasury to BNDES was transferred on May 4, 2010.

Law No. 11,887, dated December 24, 2008, created the Brazil Sovereign Fund (Fundo Soberano Brasileiro, or “FSB”), an anti-cyclical mechanism, the objective of which was to promote investments in assets in Brazil and abroad, create public savings, minimize the effects of the economic and financial crises, as well as promote projects of strategic interest to Brazil. To complement the FSB, on the same day, Provisional Measure No. 452 was amended and authorized Brazil to issue treasury bonds to establish the FSB. As of May 2010, the FSB was valued at R$17.1 billion, or approximately 0.5% of GDP. Provisional Measure No. 452 was not approved by Congress and lost its validity on June 1, 2009 – there was no need to issue a new measure to further the FSB.

On April 23, 2010 the Federal Government issued Provisional measure No. 487, which among other things, allows the use of the Brazilian Sovereign Fund for the capitalization of State enterprises. This measure also created certain facilities for managing state assets, allowing the exchange of shares of public and private enterprises that are in the portfolio of the Treasury and of the State owned enterprises.

In early 2009, with the objective of reducing dollar demand, the Central Bank issued Resolution No. 3.675 of January 29, 2009, which allowed companies to extend the period of export foreign-exchange contracts by approximately 360 days, until January 31, 2010. On February 5, 2009, the Central Bank issued Circular No. 18,040, reestablishing procedures for the use of resources from international reserves in order to finance the restructuring by Brazilian companies of their offshore debt.

On March 4, 2009, the Central Bank, through Resolution No. 3,689, gave Brazilian financial institutions access to the U.S. dollars in the international reserves to pay and refinance debt with their offshore subsidiaries. In addition, on March 25, 2009, the Central Bank launched U.S. dollar auctions backed by reserves to loosen the export market, financing long positions in foreign exchange. On March 25, 2009, the Government created the program “My House, My Life”, through Provisional Measure No. 459 (subsequently enacted as Law No. 11,977 of July 7, 2009), with the objective of building one million houses for low income families. This program will have resources of up to R$60 billion, of which R$34 billion will be provided through subsidies from the Federal Government and BNDES, and R$26 billion originating from FGTS financing.

On March 30, 2009, as a result of the increase in job losses registered in the months preceding March 2009, the Board of the Workers’ Support Fund (Fundo de Amparo ao Trabalhador, or “FAT”) enacted Resolution No. 595 extending from five to seven months the payment of unemployment insurance benefits for workers of certain sub-sectors of activity most affected by the global crisis.

Most of the measures enacted to tackle the crises are being phased out in 2010. For instance, on February 24, 2010, The Central Bank of Brazil announced a set of measures withdrawing anti-crisis measures adopted since October 2008. Amongst these measures are the changes in the reserve requirement (restoring the rate of 15%) and an increase in the additional reserve requirement for banks’ time deposits and demand deposits (reestablishing the rate of 8%). Another example is the end of the IPI tax relieve for cars, which ended on March 31, 2010.

During the period from 1982 until the implementation of Brazil’s external debt restructuring in 1994, Brazil failed to make payments on certain of its external indebtedness from commercial banks as originally scheduled, and in February 1987 declared a moratorium on principal and interest payments on external indebtedness to commercial banks. Brazil’s external indebtedness to commercial banks was restructured in a Brady Plan restructuring in April 1994. See “Public Debt—Debt Crisis and Restructuring”. Throughout the debt restructuring process, the Republic continued to make principal and interest payments on its external bonded indebtedness in accordance with the terms of such indebtedness. See “Public Debt—Debt Record”.

Prior to the introduction of the real as Brazil’s official currency in July 1994 pursuant to the Plano Real, Brazil’s economic performance had been characterized by macroeconomic instability, including extremely high rates of inflation and significant and sudden currency devaluations. Pre-Plano Real stabilization efforts, which included wage and price controls, failed to contain inflation for any extended period. See “The Brazilian Economy—Historical Background”. The Plano Real, which the Federal Government announced in December 1993 and fully implemented in July 1994, succeeded in lowering inflation from an annual rate of 2,708.4% in 1993 and 909.6% in 1994 to 14.8% in 1995, 9.3% in 1996, 7.5% in 1997 and 1.7% in 1998, as measured by the IGP-DI. The inflation rate increased to 20.0% in 1999, however, following the decision of the Central Bank in January 1999 to permit the value of the real to float against that of the dollar. The inflation rate subsequently declined as a consequence of the implementation of the inflation targeting regime by the Central Bank in June 1999, registering 9.8% in 2000 and 10.4% in 2001. See “The Brazilian Economy—Prices”.

The real reached R$2.8892 to $1.00 on December 31, 2003, R$2.6544 on December 31, 2004, R$2.3407 on December 31, 2005 and R$2.1380 on December 31, 2006. Because of the current international financial crisis, the real depreciated significantly and reached R$2.337 to $1.00 on December 31, 2008. Nevertheless, in 2009, the real recovered against the U.S. dollar and stood at R$1.7420 per $1.00 on December 31, 2009. See “Balance of Payments and Foreign Trade—Foreign Exchange Rates and Exchange Controls”.

Noting that the inflation rate as measured by the broad consumer rate index Consumer Amplified Price Index (Índice de Preços ao Consumidor Amplo, or “IPCA”) was likely to meet its target of 5.5% for 2004 and 4.5% for 2005 (with tolerance levels of plus or minus 2.5 percentage points), the Central Bank reduced its Over/Selic interest rate target from 26.5% on May 21, 2003 to 16.0% on April 14, 2004. However, in an effort to manage inflationary expectations, the Central Bank increased its Over/Selic rate target from September 2004 to May 18, 2005, reaching 19.75%. The Central Bank gradually reduced its Over/Selic rate target from 19.5% on September 14, 2005 to 11.25% on September 5, 2007, but to manage renewed inflationary expectations resulting from accelerated growth, the Central Bank increased its Over/Selic rate target to 11.75% on April 16, 2008, to 12.25% on June 4, 2008, to 13.00% on July 23 and to 13.75% on September 10, 2008. The 13.75% rate target was maintained until the end of 2008, when the Central Bank began an easing of monetary policy due in part to the international financial crisis and its effects on the domestic economy. The policy was implemented on January 21, 2009 with the reduction of the Over/Selic target rate to 12.75%. The rate was further reduced to 11.25% on March 11, 2009, 10.25% on April 29, 2009 and 9.25% on June 10, 2009. The last reduction was on July 22, 2009, when the Over/Selic rate was reduced to 8.75%. After ten months of reductions, the Over/Selic was increased to 9.50% on April 28, 2010, to 10.25% on June 6, 2010 and to 10.75% on July 21, 2010.

On March 21, 2007, the IBGE, concluding a two-year effort to improve Brazil’s National Accounts System, revised its methodology for calculating GDP and restated its historic GDP data dating back to 1995. Under the new methodology, a broader range of sources of information is used to provide a more accurate measure of Brazil’s GDP. Sources such as IBGE’s annual survey of economic segments, tax receipts information and household surveys are utilized to calculate GDP. As a result, activities that were previously estimated under the prior methodology, such as government consumption and financial intermediation, are now actually measured. In addition, the relative weights of economic activities were adjusted to give greater importance to services such as telecommunications and transportation.

Brazil’s real and nominal GDP growth for the years 2000 through 2005 was revised upward. As reported by the IBGE, GDP increased 4.0% from 2005 to 2006, 5.7% from 2006 to 2007 and 5.1% from 2007 to 2008. GDP decreased 0.2% from 2008 to 2009. Production in the industrial, agricultural and services sectors rose 2.9%, 4.2% and 3.8%, respectively, from 2005 to 2006, 4.7%, 5.9% and 5.4%, respectively, from 2006 to 2007, 4.3%, 5.8% and 4.8% from 2007 to 2008 and changed by -3.1%, -0.5% and 0.8%, respectively, from the last quarter of 2008 to the first quarter of 2009. Production in the industrial, agricultural and services sectors decreased 5.5%, 5.2% and rose 2.6%, respectively, from 2008 to 2009.

After six years of surpluses, Brazil’s current account had a deficit in 2008 of $28.2 billion. In 2009 the current account deficit closed at US$24.3 billion, and the balance of payments registered a surplus of US$46.7 billion, compared to a surplus of US$3.0 billion in 2008. Exports totaled US$153.0 billion in 2009, a 22.7% decrease over 2008, while imports totaled US$127.7 billion, a 26.2% decrease over 2008. Brazil’s net capital and financial account surplus was US$ 71.3 billion in 2009, which is an increase from the surplus of $29.4 billion in 2008. Foreign direct investment net inflows totaled US$25.9 billion in 2009, a decrease of 42.4% compared to 2008, and net portfolio investment inflows totaled US$46.1 billion in 2009, compared to a net inflow of negative US$0.78 billion in 2008.

From 2004 to 2007, Brazil registered successive trade balance surpluses of $33.6 billion, $44.7 billion, $46.5 billion and $40.0 billion, respectively. In 2008, Brazil registered a trade surplus of approximately $24.8 billion. Exports totaled $197.9 billion, a 23.2% increase over 2007, while imports totaled $173.2 billion, a 43.5% increase over 2007. In 2008, a trade balance and service and income deficit of $57.2 billion resulted in a current account deficit of approximately $28.2 billion, compared to a current account surplus of approximately $1.5 billion in 2007.

In 2009, Brazil registered a trade surplus of approximately US$25.3 billion. Exports totaled US$ 153.0 billion, a 23.2% decrease over 2008, while imports totaled US$ 127.7 billion, a 26.3% decrease over 2008. In 2009, a trade balance and service and income deficit of US$52.9 billion resulted in a current account deficit of approximately US$24.3 billion, compared to a current account deficit of approximately US$28.2 billion in 2008.

Since 1994, debt management policy has aimed at lengthening the maturity of domestic public debt, as well as consolidating a domestic yield curve by means of selling fixed income government securities. A portion of the Federal

Government’s federal domestic securities debt is indexed to inflation indices or foreign currencies. The portion of debt indexed to foreign currencies has been falling and there is an ongoing effort to substitute floating-rate bonds for fixed-rate and inflation-linked securities.

The consolidated public sector nominal balance (the difference between the level of consolidated public sector debt in one period and the level of such debt in the previous period, excluding the effects of the Federal Government’s privatization program and the effect of exchange rate fluctuations on the debt levels between periods), by contrast, showed deficits of 2.4% of GDP in 2004, 3.0% of GDP in 2005, 3.0% of GDP in 2006, 2.75% of GDP in 2007, 1.98% of GDP in 2008 and 2.84% in the first five months of 2009. The interest expense with respect to Brazil’s public sector debt represented 6.6% of GDP in 2004, rose to 7.3% of GDP in 2005, decreased to 6.8% of GDP in 2006, decreased further to 6.1% of GDP in 2007, and decreased to 5.6% of GDP in 2008. The accumulated nominal balance for the five-month period ended May 31, 2009 was a surplus of 2.84% of GDP, while interest expense was 5.5% of GDP.

Net public sector debt in Brazil, composed of the internal and external debt of the Federal Government, State and local governments and public sector enterprises, amounted to $360.5 billion (47.0% of GDP) in December 2004, $428.3 billion (46.5% of GDP) in December 2005, $499.2 billion (44.7% of GDP) in December 2006, $649.7 billion (42.7% of GDP) in December 2007 and $457.8 billion (35.8% of GDP) in December 2008. See “Public Debt—Table No. 31”.

In February 2008, the Central Bank introduced conceptual alterations in the calculation of the General Gross Government Debt (“GGGD”), to be initially applied to the January 2008 data, which (i) exclude National Treasury securities in the Central Bank’s portfolio and (ii) include repo operations for which the monetary authority is liable. The modifications take into consideration the entire securities debt held by the market, as the Treasury securities in the Central Bank’s portfolio do not represent effective fiscal debt, but are rather a monetary policy management instrument, and repo operations have a close relationship to the Treasury debt. According to the new methodology, GGGD reached 57.4% of GDP on December 31, 2007 (compared to 63.8% as calculated by the old methodology). The new calculation does not affect the net debt to GDP ratio.

Table No. 2

SELECTED BRAZILIAN ECONOMIC INDICATORS

	2005		2006		2007		2008		2009
The Economy
Gross Domestic Product:
(in billions of constant 2008 reais)	R$	2,715.60	R$	2,823.44	R$	2,995.03	R$	3,148.85	R$	3,143.01
(GDP at current prices in U.S.$ billions)(1)	US$	882.44	US$	1,088.77	US$	1,366.54	US$	1,636.02	US$	1,577.26
Real GDP Growth (decline)(2)		3.16%		3.97%		6.08%		5.14%		(0.19)%
Population (millions)		183.38		185.56		187.64		189.61		191.48
GDP Per Capita(3)	US$	4,811.99	US$	5,867.33	US$	7,282.73	US$	8,628.22	US$	8,237.20
Unemployment Rate(4)		8.30%		8.40%		7.40%		6.80%		6.80%
IGP-DI (rate of change)(5)		1.23%		3.80%		7.90%		9.11%		(1.43)%
Nominal Devaluation Rate(6)		(11.80)%		(8.70)%		(17.10)%		31.90%		(25.49)%
Domestic Real Interest Rate(7)		17.60%		10.90%		3.70%		3.10%		11.52%
Balance of Payments (in U.S.$ billions)
Exports		118.31		137.81		160.65		197.94		152.99
Imports		(73.61)		(91.35)		(120.62)		(173.11)		(127.65)

Current Account		13.99		13.64		1.55		(28.19)		(24.30)
Capital and Financial Account (net)		(9.46)		16.30		89.09		29.35		71.30
Change in Total Reserves		4.32		30.57		87.48		2.97		46.65

Total Official Reserves		53.80		85.80		180.30		193.78		238.52
Public Finance
Financial Surplus (Deficit) as % of GDP(8)		(3.4)%		(3.5)%		(2.7)%		(1.9)%		(3.3)%
Primary Surplus (Deficit) as % of GDP(9)		3.9		3.2		3.4		3.5		2.1
Public Debt (in billions)
Gross Internal Debt (Nominal)(10)	US$	543.7	US$	677.4	US$	977.1	US$	793.0	US$	1,228.9
Gross External Debt (Nominal)(11)		85.5		73.9		69.3		66.2		73.6
Public Debt as % of Nominal GDP		68.2		66.2		66.1		65.0		72.2
Net Internal Debt		59.0		59.7		61.7		60.0		68.1
Net External Debt(12)		9.3		6.5		4.4		5.0		4.1
Total Public Debt (Nominal)(13)	US$	629.20	US$	751.3	US$	1,046.4	US$	859.2	US$	1,302.5

(1)	Converted into dollars based on the weighted average exchange rate for each year.
(2)	Calculated based upon constant average 2009 reais.
(3)	Not adjusted for purchasing power parity.
(4)	Unemployment in the metropolitan areas of Rio de Janeiro, São Paulo, Belo Horizonte, Porto Alegre, Salvador and Recife at the end of the relevant period.
(5)	IGP-DI is one indicator of inflation. While many inflation indicators are used in Brazil, the IGP-DI, calculated by the Getúlio Vargas Foundation, an independent research organization, is one of the most widely utilized indices.
(6)	Year-on-year percentage appreciation of the dollar against the real (sell side).
(7)	Brazilian federal treasury securities deflated by the IGP-DI and adjusted at each month-end to denote real annual yield.
(8)	Financial results represent the difference between the consolidated public sector debt in one period and the consolidated public sector debt in the previous period, excluding the effects of the Federal Government’s privatization program and the effect of exchange rate fluctuations on the debt levels between periods.
(9)	Primary results represent Federal Government revenues less Federal Government expenditures, excluding interest expenditures on public debt.
(10)	Presents debt on a consolidated basis, which is calculated as the gross internal debt less credits between governmental entities.
(11)	Not including external private debt. Consolidated external private debt as of December 31, 2009 was $85.0 billion.
(12)	Gross external debt less total reserves.
(13)	Consolidated gross public sector debt.

Sources: IBGE; Getúlio Vargas Foundation; Central Bank.

THE FEDERATIVE REPUBLIC OF BRAZIL

Area and Population

Brazil is the fifth largest country in the world and occupies nearly half the land area of South America. Brazil is officially divided into five regions consisting of 26 States and the Federal District, where the Republic’s capital, Brasília, is located.

Brazil has one of the most extensive river systems in the world. The dense equatorial forests and semi-arid plains of the North are drained by the Amazon River and the fertile grasslands of the South by the Paraná, Paraguay and Uruguay Rivers. Other river systems drain the central plains of Mato Grosso and the hills of Minas Gerais and Bahia. Most of the country lies between the Equator and the Tropic of Capricorn, and the climate varies from tropical to temperate. More than half of the total terrain of Brazil consists of rolling highlands varying from 650 to 3,000 feet in altitude.

According to the demographic census conducted by the IBGE in 2000, Brazil had an estimated population of 169.8 million that year. IBGE also estimates that the population is currently growing at a rate of 1.6% per year. Approximately 138.0 million people, or 81.2% of the population, live in urban areas; the urban population has been increasing at a greater rate than the population as a whole. The largest cities in Brazil were São Paulo and Rio de Janeiro, with estimated populations of 10.4 million and 5.9 million, respectively, according to the 2000 census. Other cities with populations in excess of one million were Brasília, Belém, Belo Horizonte, Curitiba, Fortaleza, Goiânia, Manaus, Porto Alegre, Recife and Salvador. The States with the largest GDP in Brazil, São Paulo, Rio de Janeiro and Minas Gerais, had populations in excess of 37.0 million, 14.4 million and 17.9 million, respectively, on December 31, 2000.

There were approximately 160.6 million persons of working age (10 or more years of age) in Brazil in 2008. The active labor force was composed of 92.4 million persons, of whom approximately 17.4% worked in retail, 9.2% in education, health and social services, approximately 17.4% in agriculture and related areas, approximately 15.1% in industry, approximately 7.5% in civil construction, approximately 4.9% in public administration and 28.4% in other services.

Although social welfare indicators in Brazil such as per capita income, life expectancy, and infant mortality do not compare favorably to those of certain of Brazil’s neighboring countries, statistics in the Human Development Report for 2009, published by the United Nations Development Program, show that Brazil has made significant progress in improving social welfare over the past three decades. During that period, life expectancy in Brazil increased by approximately 21.3% (from 59.5 years in 1970-1975 to 72.2 years in 2007) and the infant mortality rate decreased 76.8% (from 95 per 1,000 live births in 1970 to22 per 1,000 live births in 2007). Adjusted for purchasing power parity by the United Nations, real GDP per capita rose 0.9% annually from 1975 to 2007. In addition, the reduction in inflation under the Plano Real and the consequent diminution of the erosion of purchasing power have improved the social welfare of large numbers of lower-income Brazilians.

The following table sets forth comparative GDP per capita figures and selected other comparative social indicators for 2005:

Table No. 3

Social Indicators, 2007

	Brazil	Argentina	Chile	Ecuador	Mexico	Peru	U.S.		Venezuela
Real GDP per capita(1)	$9,567	$13,238	$13,880	$7,449	$14,104	$7,836	$45,592		$12,156
Life expectancy at birth (years)	72.2	75.2	78.5	75.0	76.0	73.0	79.1		73.6
Infant mortality rate (per 1,000 births)	22.0	16.0	9.0	25.0	17.0	24.0	8.0		18.0
Adult literacy rate	90.0%	97.6%	96.5%	91.0%	92.8%	89.6%	99.0	% (2)	95.2%

(1)	Based on 2007 figures, adjusted for purchasing power parity by the United Nations. Per capita GDP amounts in this chart therefore differ from the amounts for per capita annual income set forth in “Summary Economic Information”.
(2)	For purposes of calculating its “Human Development Index”, the United Nations Development Program applied a rate of 99.0%.

Source: United Nations Development Program, Human Development Report 2009.

Form of Government and Political Parties

Brazil was discovered by the Portuguese navigator Pedro Álvares Cabral in the year 1500 and remained a Portuguese colony for more than 300 years. The colonial government, first established in Salvador in the Northeast, was transferred to Rio de Janeiro in 1763. During the Napoleonic wars the Portuguese court moved from Lisbon to Rio de Janeiro, where it remained until 1821. In the following year Brazil declared its independence from Portugal, and the Prince Regent Dom Pedro I became Emperor of Brazil. His successor, Dom Pedro II, ruled Brazil for 49 years, until the proclamation of the Republic on November 15, 1889. From 1889 to 1930, the presidency of the Republic generally alternated between officeholders from the dominant States of Minas Gerais and São Paulo. This period, known as the First Republic, ended in 1930, when Getúlio Dorneles Vargas took power. Vargas governed Brazil for the next fifteen years, first as chief of a provisional government (1930-1934), then as a constitutional president elected by Congress (1934-1937) and finally as dictator (1937-1945) of a government that he termed the New State (Estado Novo). During the period from 1945 to 1961, Brazil held direct elections for the presidency. The resignation of President Jânio da Silva Quadros in 1961 after less than seven months in office and the resistance to the succession to the presidency of Vice President João Goulart created a political crisis that culminated in the establishment of a parliamentary system of government. The new system of government lasted approximately 16 months. In January 1963, after a plebiscite, Brazil returned to a presidential government, which was overthrown by the military in March 1964. Military governments ruled Brazil from 1964 until 1985, when a civilian president was elected by means of an electoral college composed of Senators and Deputies.

Thereafter, a series of political reforms was enacted, including the reestablishment of direct elections for the President and the calling of a Constitutional Assembly which, in October 1988, adopted a new Brazilian Constitution. In December 1989, Fernando Collor de Mello was elected President of Brazil for a five-year term in the first direct presidential election since 1960. Since October 1994, Brazil’s Presidents have been elected to serve four-year terms. In October 2006, Luiz Inácio Lula da Silva of PT was reelected as President of Brazil; he assumed his second presidential term on January 1, 2007.

Brazil is a federative republic with broad powers granted to the Federal Government. The Constitution provides for three independent branches of government: an executive branch headed by the President; a legislative branch consisting of the bicameral National Congress, composed of the Chamber of Deputies and the Senate; and a judicial branch consisting of the Federal Supreme Court and lower federal and State courts. The Constitution provided for a mandatory constitutional review that began in October 1993 and ended on May 31, 1994. The review resulted in the adoption of six amendments, which included the reduction of the presidential term of office from five to four years. The Constitution also provided for a plebiscite in April 1993 in which voters were permitted to consider alternative systems of government, including a return to the monarchy; in that plebiscite, the Brazilian electorate voted overwhelmingly to maintain the presidential system of government.

Under the Constitution, the President is elected by direct vote. A constitutional amendment adopted in June 1997 permits the re-election for a second term of the President and certain other elected officials. The President’s powers include the right to appoint ministers and key executives in selected administrative posts. The President may issue provisional measures (medidas provisórias) with the same scope and effect as legislation enacted by the National Congress. However, Constitutional Amendment No. 32, which became effective on September 12, 2001, prohibits the issuance of provisional measures for, among other things, the implementation of multi-year plans and budgets, the seizure of financial or other assets, and the regulation of matters which the Constitution specifically requires the National Congress to regulate through complementary law. Under Constitutional Amendment No. 32, provisional measures are enforceable for up to 60 days, extendable for a single additional period of 60 days. If a provisional measure is rejected or if it is not voted by the National Congress within the enforcement period, the provisional measure becomes invalid as of the date it was issued. The amendment expressly prohibits the re-issuance of provisional measures not voted by the National Congress within the enforcement period.

The legislative branch of government consists of a bicameral National Congress composed of the Senate and the Chamber of Deputies. Ordinary legislation requires a simple majority vote in both houses of the National Congress for adoption. Amendments to the Constitution require an absolute three-fifths majority vote, in each of two rounds of voting, in both houses of the legislature. A matter addressed in a proposed amendment that is rejected cannot be reproposed during the same legislative session. The Senate is composed of 81 Senators, elected for staggered eight-year terms, and the Chamber of Deputies has 513 Deputies, elected for concurrent four-year terms. Each State and the Federal District is entitled to three Senators. The number of Deputies is based on a proportional representation system weighted in favor of the less populated States which, as the population increases in the larger States, assures the smaller States an important role in the National Congress.

The judicial power is exercised by the Federal Supreme Court (composed of 11 Justices), the Superior Court of Justice (composed of 33 Justices), the Federal Regional Courts (appeals courts), military courts, labor courts, electoral courts and the several lower federal courts. The Federal Supreme Court, whose members are appointed for life by the President, has ultimate appellate jurisdiction over decisions rendered by lower federal and State courts on Constitutional matters.

Brazil is divided administratively into 26 States and the Federal District. The States are designated as autonomous entities within the federative union and have all powers that the Constitution does not preclude the States from exercising. The Constitution reserves to the Republic the exclusive power to legislate in certain areas, including, among others, monetary systems, foreign affairs and trade, social security and national defense. The States may exercise legislative power in matters not reserved exclusively to the Republic and have, concurrently with the Republic, certain powers of taxation. At the State level, executive power is exercised by governors elected for four-year terms and legislative power by State deputies also elected for four-year terms. Judicial power at the State level is vested in the State courts, and appeals of State court judgments may be taken to the Superior Court of Justice and the Federal Supreme Court.

Federal, State and Local Elections

National general elections were held in October 2006. The offices of the President and State Governors, one-third of the Senate and all the seats in the Federal Chamber of Deputies, as well as seats in the State legislatures, were determined pursuant to the election. After winning a runoff election with 60.8% of the vote on October 29, 2006, Mr. da Silva was reelected as part of a coalition, consisting of the Brazilian Party of the Republic and PCdoB. Luiz Inácio Lula da Silva assumed the presidency of Brazil on January 1, 2007. Mr. da Silva is a member of the PT. Following the October 2006 elections, Mr. da Silva’s party held 16.0% of the seats in the Chamber of Deputies and 14.8% of the seats in the Senate.

On October 3, 2010, and if need be, in a second round on October 31, 2010, a presidential election will be held in Brazil. The President is elected directly to a four-year term, with a limit of two terms. President Luiz Inácio Lula da Silva, of the Workers’ Party (Partido dos Trabalhadores), is ineligible for reelection under the Brazilian constitution, having served two successive terms. Among the candidates running for presidential include Dilma Rousseff, of the Workers’ Party (Partido dos Trabalhadores) and Jose Serra, of the Social Democratic Party (Partido da Social Democracia Brasileira), along with candidates from other political parties. In addition, all 27 governors (of the 26 States and of the Federal District), all 513 members of the lower house of Congress and 54 of the 81 senators are also up for election.

External Affairs and Membership in International Organizations

Brazil maintains diplomatic and trade relations with almost every nation in the world. It has been a member of the United Nations since 1945. The Republic participates in the organizations under the control of the United Nations Secretariat, as well as others of a voluntary character, such as the International Fund for Agriculture and Development.

Brazil is an original member of the IMF and the World Bank, as well as three affiliates of the World Bank, the International Finance Corporation, the International Development Association and the Multilateral Investment Guaranty Agency. Brazil was an original member of the General Agreement on Tariffs and Trade (“GATT”) and is a charter member of the World Trade Organization. In addition, Brazil is an original member of the Inter-American Development Bank (“IDB”), the Inter-American Investment Corporation, the African Development Bank Group and the International Fund for Agricultural Development.

At the regional level, Brazil participates in the Organization of American States (“OAS”) and in several sub-regional organizations under the OAS, as well as in the Latin American Economic System, the Latin American Integration Association, the Andean Development Corporation and the Financial Fund for the Development of the River Plate Basin.

In March 1991, Brazil, Argentina, Paraguay and Uruguay entered into the Treaty of Asunción, formally establishing the Southern Common Market (Mercado Comum do Sul, or “Mercosul”), a common market organization composed of the signatory nations. In December 1994, the four member countries signed an agreement establishing the date of January 1, 1995 for the implementation of a Common External Tariff (“CET”) intended to transform the region into a customs union. However, under Decision No. 59 of the Common Market Council (Conselho do Mercado Comun) dated December 17, 2007, each member country (other than Paraguay and Uruguay) is permitted a list of 100 basic items as exceptions to the CET to be completely eliminated by December 31, 2010, while Paraguay and Uruguay are permitted a list of up to 649 items and 225 items, respectively, to be eliminated completely by 2015. Because of these exceptions to the CET, the full implementation of a customs union has not yet been achieved.

Mercosul has six associate members: Bolivia, Chile, Colombia, Ecuador, Peru and Venezuela. Associate members are included in free trade treaties but have no voting rights within Merscosul. On July 4, 2006, Venezuela signed in Córdoba, Argentina, the adhesion protocol to Mercosul, officially declaring its intention of becoming the fifth integrant country of the bloc, a commitment that will last for the next four years. In this period, Venezuela will have to adapt to the norms of Mercosul, including the application of the CET. However, the completion of the free trade process between Venezuela and the four remaining partners will not be completed until January 2014.

Mercosul has attempted to form trading relations with other countries. Brazilian Presidential Decree No. 4,458 dated November 5, 2002, ratified an automobile accord between Mercosul and Mexico that is intended to increase trade in automotive products between the two parties. In December 2004, Mercosul concluded preferential trade accords with India and the Southern African Customs Union. In December 2007, Mercosul also established a free trade agreement with the State of Israel.

At the first Summit of the Americas in Miami, Florida, in December 1994, Brazil joined 33 other countries in the Western Hemisphere in negotiations for the establishment of a Free Trade Area of the Americas. In December 1995, Mercosul and the European Union signed a framework agreement for the development of free trade between them. In 1996, Mercosul signed agreements with Chile and Bolivia, effective October 1996 and February 1997, respectively, for the development of free trade among them; these agreements were approved by the Brazilian National Congress in September 1996 and April 1997, respectively. Mercosul also signed an agreement with Chile, approved by Brazilian Presidential Decree No. 4,404 dated October 3, 2002, that provides for the reduction of tariffs for certain automotive, chemical and agricultural products in trade between Brazil and Chile.

On December 9, 2007, the presidents of Brazil, Argentina, Paraguay, Uruguay, Bolivia, Equator and Venezuela signed the creation of the Banco do Sul. The institution aims at being an alternative to multilateral institutions such as the IMF and the World Bank for the funding of development projects in the region. The Covenant Establishing the Banco do Sul was signed by seven countries in September 2009 in Venezuela.

On September 8, 2008, the Central Bank and the central bank of Argentina signed a convention that establishes the general rules of operation of the System of Payments in Local Currency (Sistema de Pagamentos Brasileiro, or “SML”). The SML is a payment system focused on business deals, which allows importers and exporters in Brazil and Argentina to make and receive payments in their local currencies. SML operations began on October 2, 2008.

On June 30, 2008, two framework agreements to form a free trade area between Mercosur and the Republic of Turkey and between Mercosur and the Hashemite Kingdom of Jordan were signed.

On April 3, 2009, the Customs Union of Southern Africa (“SACU”), a block that consists of five African countries (South Africa, Botswana, Lesotho, Namíbia and Swaziland), signed an agreement with Mercosur that provides for a reduction in the trade tariffs between the two economic blocks. This is the third agreement that Mercosur has signed beyond its region. The previous agreements were signed with India in 2005 and Israel in 2007. Decree No. 7,159 of April 27, 2010 set forth the Free Trade Agreement between Mercosur and Israel. With this decree, the Free Trade Agreement became effective in Brazil and created a free trade area that removes most tariff barriers for trade in goods between the two countries.

On June 10, 2009, the Minister of Finance, Guido Mantega, announced that Brazil intends to lend US$10 billion to the IMF, which is approximately the Brazilian quota in the IMF. This decision is a result of the G-20 meeting held in London on April 2, 2009, in which President Lula stated that Brazil wished to contribute to the IMF. The IMF will issue bonds to Brazil in exchange for the US$10 billion loan. The closing of this loan is conditioned upon the issuance of such bonds by the executive Directors of the IMF and also on the end of the revision process of the New Agreement to Borrow (“NAB”). The agreement for this loan was signed between Brazil and the IMF on January 22, 2010.

The Bank for International Settlements (BIS) formalized, on December 9, 2009, the entry of Brazil in the Committee on the Global Financial System and Markets, which has the responsibility of monitoring the development of financial markets for major Central Banks as its main function.

THE BRAZILIAN ECONOMY

Historical Background

From the late 1960s through 1982, Brazil followed an import-substitution, high-growth development strategy financed, in large part, by heavy recourse to foreign borrowings. Foreign debt grew at an accelerated pace in response to the oil shocks of the 1970s and, when international interest rates rose sharply in 1979-80, the resulting accumulated external debt became one of Brazil’s most pressing problems in the decade that followed. See “Public Debt—Debt Crisis and Restructuring”. The debt crisis of the 1980s and high inflation substantially depressed real growth of Brazil’s GDP, which averaged 2.3% per year from 1981 to 1989. The public sector’s role in the economy also expanded markedly, with many key economic sectors subject to Federal Government monopoly or subsidized participation, and significant structural distortions were introduced through high tariffs and the creation of subsidies and tax credit incentives. Significant increases in the money supply to finance a large and growing fiscal deficit further fueled inflationary pressures.

Efforts to address these problems during the late 1980s and early 1990s were largely unsuccessful. High inflation and the recurrent threat of hyperinflation during this period prompted the Federal Government to pursue a series of stabilization plans, but these plans were mostly ineffective because they lacked important supporting mechanisms. Stabilization measures implemented at that time relied on mechanisms, such as price and wage freezes and/or unilateral modifications of the terms of financial contracts, that were not supported by fiscal and monetary reforms. A central problem during this period was the public sector, which ran operational deficits averaging more than 5% of GDP during the five-year period from 1985 to 1989, while monetary policy was compromised by the short-term refinancing of public sector debt. These problems were aggravated by the 1988 Constitution, which limited the ability of the Federal Government to dismiss public sector employees and reallocated public resources, in particular tax revenues, from the Federal Government to the States and municipalities without a proportional shift of responsibilities to them, thereby further constraining the effectiveness of Federal Government fiscal policy. The practice of inflation indexation in the economy, which made prices downwardly rigid, also helped to undermine stabilization measures. See “—Relationship between the Federal and Local Governments”, “—Employment” and “Public Finance—Taxation and Revenue Sharing Systems”.

In December 1993, the Federal Government announced a stabilization program, known as the Plano Real, aimed at curtailing inflation and building a foundation for sustained economic growth. The Plano Real was designed to address persistent deficits in the Federal Government’s accounts, expansive credit policies and widespread, backward-looking indexation.

The Plano Real had three stages. The first stage included a fiscal adjustment proposal for 1994, consisting of a combination of spending cuts and an increase in tax rates and collections intended to eliminate a budget deficit originally projected at $22.0 billion. Elements of the proposal included (i) cuts in current expenditures and investment through the transfer of some activities from the Federal Government to the States and municipalities, (ii) the establishment of an Emergency Social Fund, financed by reductions in constitutionally mandated transfers of Federal Government revenues to the States and municipalities, to ensure financing of social welfare spending by the Federal Government, (iii) a prohibition on sales of public bonds by the Federal Government, except to refinance existing debt and for certain specified expenditures and investments, (iv) new taxes, including a new levy on financial transactions, and (v) the collection of the Contribution for the Financing of Social Security (Contribuição para o Financiamento da Seguridade Social, or “COFINS”) in order to finance health care and welfare programs, following the November 1993 confirmation by the Federal Supreme Court that such contributions were permissible under the Constitution.

The second stage of the Plano Real, initiated on March 1, 1994, began the process of reform of the Brazilian monetary system. Brazil’s long history of high inflation had led to the continuous and systematic deterioration of the domestic currency, which no longer served as a store of value and had lost its utility as a unit of account. Because inflation had reduced dramatically the information content of prices quoted in local currency, economic agents had included in their contracts a number of mechanisms for indexation (providing for the adjustment of the amounts payable thereunder by an agreed-upon inflation or tax rate to preserve the economic value of such contracts) and the denomination of obligations in indexed units of account. The process of rehabilitation of the national currency began with the creation and dissemination of the Unit of Real Value (Unidade Real de Valor, or “URV”) as a unit of account. The second stage of the Plano Real was designed to eliminate the indexation of prices to prior inflation and to link indexation to the URV instead.

The third stage of the Plano Real began on July 1, 1994, with the introduction of the real as Brazil’s currency. The real replaced the cruzeiro real as the lawful currency of Brazil, with each real exchangeable for 2,750 cruzeiros reais. This was the last in a series of currency replacements that occurred from 1986 through 1994. The cruzeiro real had replaced the cruzeiro as the lawful currency of Brazil on August 1, 1993, with each cruzeiro real exchangeable for 1,000 cruzeiros; the cruzeiro had replaced the cruzado novo as the lawful currency of Brazil under the Collor Plan of March 15, 1990, with each cruzeiro exchangeable for one cruzado novo; the cruzado novo had replaced the cruzado as the lawful currency of Brazil under the Summer Plan of January 16, 1989, with each cruzado novo exchangeable for 1,000 cruzados; and the cruzado had replaced the cruzeiro as the lawful currency of Brazil under the Cruzado Plan of February 28, 1986, with each cruzado exchangeable for 1,000 cruzeiros. In the third stage of the Plano Real, all contracts denominated in URVs were automatically converted into reais at a conversion rate of one to one, and the URV, together with the cruzeiro real, ceased to exist (although the cruzeiro real was generally accepted until August 31, 1994). The real initially appreciated against the U.S. dollar, with the rate in the commercial market (sell side) moving from R$1.00/dollar, when the real was introduced, to R$0.829/dollar on October 14, 1994. In March 1995, the Central Bank formalized an exchange band system pursuant to which the real would be permitted to float against the U.S. dollar within bands established by the Central Bank. Thereafter, the real gradually declined in value against the dollar, reaching R$1.1164 per dollar on December 31, 1997 and declining further to R$1.2087 per dollar on December 31, 1998. However, the Central Bank was forced in January 1999 to abandon its exchange band mechanism, which encouraged small exchange devaluations within a specified range, and permit the value of the real to float freely against that of the U.S. dollar.

Largely as a result of the measures under the Plano Real, the average monthly rate of inflation dropped significantly from 43.2% during the first half of 1994 to 2.65% during the second half of that year. The annual rate of inflation for 1994 was 909.6%, down from 2,708.4% in 1993. The public sector operational balance also showed a surplus of 1.3% of GDP in 1994, versus a 0.2% of GDP public sector operational surplus in 1993. However, the external accounts showed a higher current account deficit in 1994 as a result of an increase in imports and a reduction in net capital account surplus.

In January 1999, Brazil’s international reserves came under significant pressure as a result of a series of events that month. On January 6, 1999, the newly inaugurated governor of the State of Minas Gerais announced that the State would suspend for 90 days payments with respect to the State’s approximately R$18.3 billion debt to the Federal Government. A week later, on January 13, 1999, Gustavo H.B. Franco, the president of the Central Bank and one of the architects of the Plano Real, resigned and was replaced by Francisco Lopes, who attempted a controlled devaluation of the real by widening the band within which the real was permitted to trade. Subsequent Central Bank intervention failed to keep the real-U.S. dollar exchange rate within the new band, however, and on January 15, 1999, the Central Bank announced that the real would be permitted to float, with Central Bank intervention to be made only in times of extreme volatility.

On February 2, 1999, the Federal Government designated Armínio Fraga Neto to replace Francisco Lopes as president of the Central Bank. Following Mr. Fraga’s confirmation on March 3, 1999, the Central Bank eliminated two widely used overnight rates, the Central Bank Basic Rate (Taxa Básica do Banco Central) and the Central Bank Assistance Rate (Taxa de Assistência do Banco Central), giving primacy to the Over/Selic rate; because the Central Bank could influence the Over/Selic rate on a daily basis through its participation in auctions, repurchase transactions and reverse repurchase transactions, the Over/Selic rate permitted the Central Bank to react more quickly to changes in market conditions.

Following its decision to permit the real to float, the Federal Government formally adopted inflation targeting as its monetary policy framework. See “The Financial System—Monetary Policy and Money Supply”. The Federal Government also began negotiations with the IMF on adjustments to the 1999-2001 economic program agreed in November 1998 and new economic targets in light of the new foreign exchange regime introduced in January 1999.

During the second half of 2000, uncertainties about the U.S economy, concerns about Argentina and rising oil prices caused the real to decline in value against the U.S. dollar. The real-U.S. dollar exchange rate (sell side) in the commercial exchange market, as published by the Central Bank, declined 7.5% from R$1.8234 to $1.00 on August 31, 2000 to R$1.9596 to $1.00 on November 30, 2000. Brazil’s continued compliance with a $41.8 billion IMF-led support program agreed on November 13, 1998, as established by the IMF’s sixth review on November 28, 2000, and an improvement in the external environment resulting from interest rate reductions in the United States, reduced the downward pressure on the exchange rate, which ended the year at R$1.9554 to $1.00. The improved conditions also permitted the Central Bank to lower its Over/Selic rate target to 15.75% on December 20, 2000 and 15.25% on January 17, 2001.

From 2001 to 2002 the real suffered from multiple external and domestic pressures that ultimately led to the depreciation of the currency. Key external factors included Argentina’s financial crisis, misgivings about Argentine exchange rate policies, uncertainties about the U.S. economy, rising oil prices and the September 11th attacks. Domestic pressures included severe power shortages and election uncertainties.

To avoid further depreciation of the real, the Central Bank intervened in the foreign exchange market by selling U.S. dollars and buying reais. The Central Bank also raised its Over/Selic rate target to limit increases in core inflation, uncertainties related to the effects of exchange rate depreciation and the accelerating pace of economic activity. In addition, the Federal Government sought to contain currency deprecation by increasing its international reserves available for financing future interventions to support the real.

The real was also helped by the IMF’s approval of standby facilities for Brazil. On September 14, 2001, the IMF announced that its Executive Board had approved a new standby facility for Brazil in the amount of SDR 12.14 billion (approximately $15.6 billion) in support of the Federal Government’s economic and financial program through December 2002.

The IMF approved on October 29, 2008, the “Short-Term Liquidity Facility”, a tool to address short-term external liquidity to its member countries as a result of a liquidity shortage in the international interbank system. Brazil can draw the equivalent of 500% of its quota in the IMF for a period of three months, renewable for another two periods of three months. Every twelve months, the member country will be entitled to make a maximum of three successive withdrawals. The borrower country must declare in a letter to the IMF Managing Director its commitment to maintain sound macroeconomic policies.

On April 9, 2009, the Ministry of Finance announced Brazil’s participation in the Financial Transaction Plan (“TFP”), which makes Brazil part of the group of creditors and not debtors of the IMF. On June 10, 2009, the Ministry of Finance announced a US$10.0 billion contribution to the TFP, which will help the IMF make loans to emerging countries that are suffering from problems resulting from the current global economic crisis. As compensation, Brazil will obtain from the IMF a special drawing right in a value equal to the Brazilian contribution.

Economic Events and Policies

In its February 28, 2003 letter of intent, the first by President da Silva’s economic team, the Federal Government advised the IMF that the Federal Government was raising its consolidated public sector primary surplus target for 2003 to 4.25% of GDP and described proposed reforms to the pension and tax systems. The Federal Government also underscored its commitment to implement its Zero Hunger program and other similar initiatives. In a subsequent letter of intent dated May 28, 2003, the Federal Government further advised the IMF of, among other things, its continuing efforts to reduce inflationary pressure on the real, and a proposed bankruptcy law to be submitted to the National Congress.

As the Federal Government continued to pursue an economic policy emphasizing fiscal discipline, a floating exchange rate and inflation targeting, Brazil was able to regain access to the international capital markets. Brazil completed offerings of $5.8 billion aggregate principal amount of global bonds on May 6, 2003, June 17, 2003, August 7, 2003, September 18, 2003 and October 22, 2003. These issues differed from Brazil’s other global bond issues in that the new bonds included provisions known as “collective action clauses”, which permit Brazil to amend certain key terms of the bonds, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 85% of the aggregate principal amount of the outstanding bonds. See “Public Debt—External Debt”. In addition, the real began to appreciate against the U.S. dollar, ending 2003 at R$2.8892 to $1.00.

On December 15, 2003, the IMF announced that its Executive Board had approved a fifteen-month extension of Brazil’s existing standby facility. A total of SDR 10.1 billion (approximately $14.8 billion) was available under the facility, composed of SDR 5.6 billion (approximately $8.2 billion) in unused amounts under the existing facility and SDR 4.5 billion (approximately $6.6 billion) in additional funds. In addition, the IMF extended by one year repurchases of SDR 4 billion (approximately $5.8 billion) that Brazil would otherwise have been required to make in each of 2005 and 2006. In its Letter of Intent relating to the extended and augmented facility, Brazil stated that the maintenance of sound fiscal and monetary policies lay at the core of its program for 2004, including a primary surplus target of 4.25% of GDP for 2004.

On June 18, 2004, the IMF announced that it had completed the seventh review of Brazil’s performance under the standby facility. The IMF stated that Brazil had satisfied all performance criteria under the facility. The Federal Government had advised the IMF that it considered the arrangement precautionary and did not draw on the most recent installment under the facility. The standby agreement with the IMF was last reviewed on March 21, 2005. On March 28, 2005, the Federal Government announced that Brazil would not renew the agreement with the IMF because of improvement and a reduction in external and fiscal vulnerability since the last renewal on September 2003. The standby facility expired on March 31, 2005.

On July 13, 2005, the Central Bank announced that the Federal Government had decided to prepay $4.9 billion in obligations owed to the IMF. Brazil made this prepayment on July 22, 2005. On December 27, 2005, Brazil prepaid the $10.8 billion in SDRs (based on a basket of key international currencies, equivalent to approximately $15.5 billion calculated at the December 13, 2005 $/SDR exchange rate) that remained outstanding under the IMF standby facility. Under the original schedule, the final repayment of the amounts due to the IMF would have occurred in 2007.

Brazil’s GDP rose 2.9% in 2005 relative to 2004 and the formal labor market increased by 1.3 million jobs. Production in the industrial, agricultural and services sectors rose 2.2%, 1.0% and 3.4%, respectively, in 2005 relative to 2004. Brazil’s consolidated public sector primary surplus for 2005 was R$93.5 billion, or 4.4% of GDP. The consolidated public sector nominal deficit rose to 3.0% of GDP in 2005 from 2.4% of GDP in 2004. In addition, the inflation rate, as measured by IPCA, was 7.6% in 2004 and 5.7% in 2005, within the range established by the National Monetary Council (Conselho Monetário Nacional or “CMN”) for both years.

Market concerns about the timing and magnitude of interest rate increases in the U.S. and an increase in oil prices led to the concerns in the market, causing the real to depreciate against the U.S. dollar. The real recovered in September 2004, however, because of the performance of Brazil’s external sector. In 2004, the current account surplus reached a record high of $11.7 billion, driven in large part by a trade surplus of approximately $33.6 billion. The balance of payments also recorded a surplus of $2.2 billion, reducing the need for external financing. The real ended the year at R$2.6544 to $1.00, up from R$2.8892 to $1.00 in 2003.

The recovery of the real continued during 2005 and 2006. In 2005, the current account surplus totaled $14.0 billion, the highest recorded to date. This surplus was due largely to a trade balance of approximately $44.7 billion, a 33.0% increase over 2004. The real ended 2005 at R$2.3407 to $1.00. On December 31, 2006, the real stood at R$2.1380 per $1.00, and the current account reached $13.6 billion, driven in large part by a trade surplus of $46.5 billion. In 2007, the current account surplus totaled $1.6 billion, but the capital and financial account totaled $88.3 billion, the highest result ever recorded. The real ended the year at R$1.7713 to $1.00.

One result of the global financial crises was the depreciation of the real, which on December 31, 2008 stood at R$2.337 per $1.00. After six years of surpluses, the current account had a deficit of $28.3 billion in 2008. The deficit was partially a result of the global financial crises which caused a foreign and domestic credit crunch, an abrupt decline in economic growth and macroeconomic uncertainty, leading to the reduction of international trade amongst other effects. Additional factors contributing to the current account deficit in 2008 included the decrease of the trade balance, the increase in the number of Brazilians traveling abroad and the increase of remittances of profits abroad by multinational companies. In 2008, the financial account decreased to $31.9 billion.

The real stood at R$1.742 per $1.00 on December 31, 2009. In 2009, the current account deficit closed at US$24.3 billion, corresponding to -1.55% of GDP, compared to a deficit of US$28.2 billion, or -1.72% of GDP in 2008; the financial account increased to US$70.5 billion; and foreign direct investment (FDI) had an inflow of US$25.94 billion and foreign portfolio investments had an inflow of US$46.16 billion. The trade balance surplus for 2009 was $25.34 billion, 2% higher than 2008 ($24.84 billion). In 2009, the international travel account registered a deficit of US$5.6 billion, and remittances of royalties and license fees totaled US$2.1 billion for the year, a reduction of 6.9% over the previous year.

In 2009, balance of payments registered a surplus of US$46.7 billion, compared to a surplus of US$3 billion in 2008. The current account deficit closed at US$24.3 billion, or -1.55% of GDP, compared to a deficit of US$28.2 billion or -1.72% of GDP in 2008. Exports totaled US$153 billion in 2009, a 22.7% decline from 2008, while imports totaled US$127.7 billion, a 26.3% decline from 2008. Brazil’s net capital and financial account surplus was US$70.5 billion in 2009 which is an increase from the surplus of $29.4 billion in 2008. Foreign direct investment net inflows totaled US$25.9 billion in 2009, a decrease of 42% compared to 2008, and net portfolio investment inflows totaled US$49.1 billion in 2009 versus a net inflow of US$1.1 billion in 2008.

Between February 19, 2003 and April 14, 2004, the Central Bank reduced its Over/Selic rate target from 26.5% to 16%. In an effort to manage inflationary expectations resulting from accelerated growth, the Central Bank regularly increased its Over/Selic rate target until reaching a target of 19.75% on May 18, 2005. The Central Bank gradually reduced its Over/Selic rate target from 19.5% on September 14, 2005 to 11.25% on September 5, 2007, but to manage renewed inflationary expectations resulting from accelerated growth, the Central Bank increased its Over/Selic to 11.75% on April 16, 2008, to 12.25% on June 4, 2008, to 13.00% on July 23 and to 13.75% on September 10, 2008. The 13.75% rate was maintained for the rest of 2008.

The Central Bank began an easing of monetary policy due in part to the international financial crisis and its effects such as the generalized slowdown of advanced and emerging economies and its effects on the domestic economy. The policy started to be implemented on January 21, 2009 by the reduction of the Over/Selic target rate to 12.75 and with further reductions to 11.25% on March 11, 2009, 10.25% on April 29, 2009, and 9.25% on June 10, 2009. The last reduction occurred on July 22, 2009, when the Over/Selic rate was reduced to 8.75%. However, on April 28, 2010, the Over/Selic target rate increased to 9.50%, to 10.25% on June 9, 2010 and to 10.75% on July 21, 2010.

The inflation rate, as measured by IPCA, was 3.1% in 2006 and within the range established by the CMN for 2006. The inflation rate, as measured by IGP-DI, was 3.8% in 2006. The lower inflation rates were attributable largely to the appreciation of the real and to the Central Bank’s conservative monetary policy. The IPCA was 4.46% in 2007, close to the target of 4.5% determined by the CMN for the year, while the inflation rate measured by the IGP-DI was 7.9%. In 2008, the IGP-DI was 9.1% and the IPCA was 5.9%, higher than the target of 4.5% established by the CMN. In 2009, the IGP-DI was -1.4% and the IPCA was 4.31%, lower than the target of 4.5% established by the CMN.

GDP increased 4.0% from 2005 to 2006, 5.7% from 2006 to 2007 and 5.1% from 2007 to 2008; GDP decreased 0.2% from 2008 to 2009. The formal labor market grew by 1.2 million from 2005 to 2006, 1.6 million from 2006 to 2007, 1.5 million from 2007 to 2008 and 0.9 million jobs from 2008 to 2009. Production in the industrial, agricultural and services sectors rose 2.9%, 4.2% and 3.8%, respectively, from 2005 to 2006, 4.7%, 5.9% and 5.4%, respectively, from 2006 to 2007, 4.3%, 5.8% and 4.8%, respectively, from 2007 to 2008 and (3.1)%, (0.5)% and 0.8%, respectively, from the last quarter of 2008 to the first quarter of 2009. Production in the industrial, agricultural and services sectors decreased 5.5%, 5.2% and rose 2.6%, respectively, from 2008 to 2009. Brazil’s consolidated public sector primary surplus totaled R$64.5 billion in 2009, or 2.1% of GDP, compared to R$106.4 billion, or 3.5% of GDP, in 2008. With this result, the primary surplus target set for the year of 2.5% of GDP was fulfilled discounting part of the PAC investments (0.4% of GDP) in government expenditures. The consolidated public sector nominal deficit rose from R$69.9 billion, or 3.0% of GDP, in 2006 to R$57.9 billion, or 2.2% of GDP, in 2007; to R$44.3 billion, or 1.5% of GDP, in 2008; and to R$104.2 billion or 3.3% of GDP in 2009.

On June 29, 2009, Decree No. 6.867 excluded the companies of Group Petrobras from the statistics of the public debt and from the Public Sector borrowing requirements. Taking this adjustment into consideration, the consolidated public sector nominal deficit reached R$1.1 billion in May 2009, and accumulated from January until May 2009 in the amount of R$31.9 billion, or 2.69% of GDP, compared to R$71.4 billion during the same period in the prior year.

Relationship between the Federal and Local Governments

The Constitution reallocated public resources from the Federal Government to the States and municipalities without a corresponding shift of the responsibility to provide certain essential public services, which remained with the Federal Government. The imbalance of resources and responsibilities was exacerbated by State and local borrowing, particularly during State election campaigns.

In an effort to correct imbalances in the finances of State and local governments, the Federal Government has introduced initiatives in recent years that have included the rescheduling of State and local debt and the imposition of limits on the incurrence of new debt.

In 1995, for example, the Federal Government implemented the Support Program for the Restructuring and Fiscal Adjustment of States, which was aimed at correcting chronic imbalances in the finances of the State and local governments. Under this program, State and local governments were required to comply with targets relating to fiscal balance as a condition for receiving Federal Government financing. The fiscal adjustments to be implemented by the States included the following: (i) reduction and control of personnel costs, (ii) compliance with privatization programs for State enterprises and certain public services in cooperation with BNDES and the appropriate federal ministries, (iii) reformation of tax collection systems and implementation of financial controls and budgetary limitations at the State level, (iv) reduction of high levels of State-level indebtedness through restructuring facilities with the National Treasury and (v) the commitment to meet certain minimum fiscal targets (including satisfactory debt/net revenue ratios) as a step towards the balancing of State budgets. Nineteen State governments signed agreements undertaking to implement required policy changes as a condition of receiving specified financial assistance. The total amount of financing disbursed under this program was approximately R$3.3 billion.

In 1996, the Federal Government issued two measures relating to the restructuring of State debt. Provisional Measure No. 1,560 (subsequently enacted as Law No. 9,496 of September 11, 1997) authorized the Federal Government to assist in the refinancing of (i) the public securities debt of the States, (ii) loans made by CEF to the States under various federal measures authorizing temporary financial assistance to the States and (iii) the debt of the States owed to banks controlled by such States. The debt eligible to be refinanced under Law No. 9,496 included debt previously refinanced under the Support Program for the

Restructuring and Fiscal Adjustment of States. Each refinancing arrangement was to be subject to the prior approval of both the federal Senate and the respective State Assembly. In addition to specific targets for each State or the Federal District, the refinancing contracts were to require: (i) improvements in the primary fiscal results, (ii) reductions in the expenditures pertaining to civil servants, (iii) achievement of a specific “financial debt/actual net revenue” ratio, (iv) improvement in the collection of State revenues, (v) adoption of privatization programs, concession of public services and administrative reform and (vi) limitation of the ratio of investment expenditure to actual net revenue. All of the States except the State of Tocantins signed agreements with the Federal Government, covering approximately R$115 billion in debt.

Provisional Measure No. 1,514 dated August 7, 1996 (subsequently superseded by Provisional Measure No. 2,192 dated August 24, 2001) established a program to facilitate the restructuring of Brazil’s State banks. This provisional measure permitted the Republic, in its sole discretion, to (i) acquire control of a financial institution, exclusively for its privatization or dissolution, (ii) finance the closure of the financial institution or its transformation into a non-financial institution or (iii) finance the prior arrangements necessary for the privatization of the financial institution or to guarantee any credit by the Central Bank for the same end, in accordance with rules to be promulgated by the CMN. The Republic could also acquire contractual debts owed by a controlling shareholder to the financial institution and refinance the debts so acquired. Forty-five State banks have been restructured at a cost to the National Treasury of R$21.9 billion.

The efforts to control State finances culminated in the passage of the Fiscal Responsibility Law and the related Fiscal Crimes Law. See “Public Finance—Fiscal Responsibility Law and Fiscal Crime Law”.

In 1999, the Federal Government had disputes with some States over debt payments. The State of Minas Gerais, for example, tried to suspend for 90 days payments on its debt to the Federal Government, and the State of Pernambuco was in default after the State announced that it would not honor the aggregate principal amount of the State’s bonds. The Federal Government notified certain international financial institutions that it would no longer guarantee these States’ obligations, leading the World Bank to suspend loans to the States of Minas Gerais and Rio Grande do Sul. As a result, the States of Rio Grande do Sul and Minas Gerais both resumed payments on their debts and the State of Pernambuco entered into a refinancing agreement with the National Treasury.

Resolution No. 33/06 allows the States, the Federal District and Municipalities to transfer credits from consolidated active debt to private banks; such credits are to be against companies or individuals for unpaid debts with a term greater than 12 months, in exchange for receiving up to 30% of the amounts due from such companies or individuals.

Law No. 11,457 dated March 16, 2007 (with specifications given by Decree No. 6.166 of July 24, 2007) allows for installment payments by States and the Federal District of amounts owed as social contributions to the Social Security in up to 240 monthly payments, with a discount of 50% of the deferred payment interest and application of interest only if there is no payment. For the workers’ discounted contributions that have not been sent to the Federal Revenue, the amendment allows installment payments for up to 60 months. If the installment is not paid, the National Treasury can keep resources of the States Participation Fund as collateral for the difference, and charge interest based on the Over/Selic rate. The monthly installment should be at least 1.5% of the average of the net current revenue of the State as stated in the Fiscal Responsibility Law. The installment payment option will not be available if there is a lack of payment of three consecutive installments or six alternating installments, or an absence of payment of the contributions due after the installment payments end.

Constitutional Amendment No. 55/2007, published by the National Congress on September 20, 2007, raises from 22.5% to 23.5% the financial resources of the Municipalities Participation Fund, which is funded by proceeds from Income Tax and from the IPI.

Through Provisional Measure No. 457 of February 10, 2009 (subsequently enacted as Law No. 11,960 of June 29, 2009), the Federal Government decided to allow all the municipalities to re-negotiate their debts with the National Social Security Institute (Instituto Nacional do Seguro Social or “INSS”). The outstanding debts with maturity dates prior to January 31, 2009 were scheduled to be repaid in installments of up to 240 months.

Resolution No. 3.794, of October 7, 2009, allowed the National Monetary Council to temporarily increase to R$6 billion the limit of lending operations by agencies and public sector entities—the overall credit limit is R$1 billion.

Constitutional Amendment No. 62/09 of December 9, 2009 limited the payment of judicial debts (precatório) of States and municipalities. The amendment established that States must commit between 1.5% and 2% of their net current revenues to pay their judicial debts, while for municipalities this percentage is between 1% and 1.5%.

Gross Domestic Product

Brazil’s GDP decreased by 0.2% in 2009 relative to 2008. The industrial and agricultural sectors decreased in 2009 by 5.5% and 5.2%, respectively, while the service sector increased 2.6% relative to 2008. With respect to demand in 2009, relative to 2008, gross fixed capital formation had a decrease of 9.9%. Household consumption increased in 2009 by 4.1%, its fifth consecutive year of growth, while public administration consumption grew in 2009 relative to 2008 by 3.7%.

The following table sets forth Brazil’s GDP at current prices and expenditures for each of the years indicated.

Table No. 4

Gross Domestic Product at Current Prices(1)—In Billions of Reais (R$)

	2005		2006		2007		2008		2009
	R$	%	R$	%	R$	%	R$	%	R$	%
Final Consumption	1,721.8	80.2	1,903.7	80.3	2,133.2	80.2	2,400.7	79.9	2,626.5	83.6

Gross Capital Formation	348.0	16.2	397.0	16.8	487.8	18.3	598.4	19.9	519.0	16.5
Gross Fixed Capital Formation	342.2	15.9	389.3	16.4	464.1	17.4	560.9	18.7	525.8	16.7
Changes in Inventories	5.7	0.3	7.7	0.3	23.6	0.9	37.5	1.2	(6.9)	(0.2)
Exports of Goods and Services	324.8	15.1	340.5	14.4	355.7	13.4	414.3	13.8	354.2	11.3
Less: Imports of Goods and Services	247.4	11.5	271.7	11.5	315.3	11.8	408.5	13.6	356.7	11.3
Gross Domestic Product	2,147.2	100.0	2,369.5	100.0	2,661.3	100.0	3,004.9	100.0	3143.0	100.0

(1)	In March 2007, IBGE revised its methodology for calculating GDP.

Source: IBGE

The following tables set forth the participation of classes and activities in value added at basic prices and real growth at basic prices by sector for each of the years indicated.

Table No. 5

Participation of Classes and Activities in Value Added at Basic Prices

	2005	2006	2007	2008	2009
Agriculture	5.7	5.5%	5.6%	5.9%	6.1%
Industry	29.3	28.8%	27.8%	27.3%	25.4%
Mining, Oil and Gas	2.5	2.9%	2.3%	3.2%	1.3%
Manufacturing	18.1	17.4%	17.0%	15.6%	15.5%
Construction	4.9	4.7%	4.9%	5.0%	5.1%
Public Utilities	3.8	3.8%	3.6%	3.5%	3.5%
Services	65.0	65.8%	66.6%	66.7%	68.5%
Retail Services	11.2	11.5%	12.1%	12.4%	11.9%
Transportation	5.0	4.8%	4.8%	5.1%	5.1%
Communications	4.0	3.8%	3.8%	3.6	3.6%
Financial Services(1)	7.1	7.2%	7.7%	7.6%	7.3%
Government(2)	15.0	15.3%	15.5%	15.7%	16.7%
Rental Services	9.0	8.7%	8.5%	8.2%	8.4%
Other Services	13.8	14.5%	14.2%	14.2%	15.6%

Value Added at Basic Prices	100.0	100.0	100.0	100.0	100.0

(1)	Financial intermediation, complementary social security and related services.
(2)	Includes Public Education, Health and Administration.

Sources: IBGE

Table No. 6

Real Growth (Decline) at Basic Prices by Sector

	2005	2006	2007	2008	2009
Real GDP	3.2	4.0	6.1	5.1	(0.2)
Agriculture and Livestock	0.3	4.5	4.8	5.7	(5.2)
Industry	2.1	2.3	5.3	4.4	(5.5)
Mining, Oil and Gas	9.3	4.4	3.7	4.9	(0,2)
Manufacturing	1.2	1.1	5.6	3.2	(7.0)
Construction	1.2	4.7	4.9	8.2	(6.3)
Public Utilities	3.0	3.5	5.4	4.8	(2.4)
Services	3.7	4.2	6.1	4.8	2.6
Retail Services	3.5	5.9	8.4	6.1	(1.2)
Transport	2.1	3.2	5.0	3.4	(2.3)
Communications	4.0	1.6	7.4	8.9	4.9
Government	1.1	3.3	2.3	1.5	3.2
Financial Institutions	5.3	8.4	15.1	13.0	6.5
Rental Services	4.7	3.0	4.9	1.6	1.4
Other Services	5.2	4.0	4.8	4.2	5.1

Sources: IBGE

Principal Sectors of the Economy

Until the 1950s, natural resources and agriculture were the major sectors in the Brazilian economy. Beginning in the mid-1950s and during the 1960s and 1970s, however, emphasis was placed on industrial development, financed in part by external debt. As a result, the contribution of manufactured goods to Brazilian export revenues has increased significantly, reaching 15.0% in 1970, 44.8% in 1980, 55.0% in 1995, 52.3% in 2007, 46.8% in 2008, 44.02% in 2009 and 43.76% through March 2010.

In 2009, there was a decrease of 5.8% in terms of price and a reduction of 22.8% in terms of volume of exports of manufactured goods in relation to 2008. In the accumulated period from January to March 2010, in comparison to the same period last year, there was an increase both in prices and volume of manufactured goods exports of 7.7% and 9.2%, respectively, which can be attributed to the recovery of exports to the main Brazilian export partners.

Services. In 2005, overall growth in the service sector was 3.7% as a result of growth in all subsectors, including a 5.3% rise in financial institutions and a 2.1% rise in transportation. In 2006, the service sector grew by 4.2% as a result of growth in all subsectors, including a 5.9% rise in retail services and a 8.4% rise in financial institutions. In 2007, the service sector grew by 6.1% as a result of growth in all subsectors, including a 7.4% rise in communications and a 15.1% rise in financial institutions. In 2008, the service sector grew by 4.8%, including a rise in the communications and financial institutions sectors by 8.9% and 9.1%, respectively. In 2009, the service sector grew by 2.6%, including a rise in the communications and financial institutions sectors by 4.9% and 6.5%, respectively.

Brazil’s road network is comprised of approximately 1.73 million kilometers, of which approximately 12.6% is paved. Most paved roads are maintained by federal and State authorities, while the vast majority of unpaved roads are the responsibility of local authorities. Brazil’s railway system consists of approximately 29,600 kilometers. Between 2001 and 2007, the freight on railways in Brazil increased from 162.2 billion RTK (Revenue Tonne Kilometre) to 257.1 billion RTK, a growth of 58.5%. The main Brazilian cities are served by both domestic and international airlines, and many smaller communities benefit from scheduled service by domestic airlines. Brazil has major ports in Rio de Janeiro, Santos, Paranaguá, São Sebastião and Rio Grande. Brazil also enjoys an extensive coastline and navigable rivers, but the potential of river and maritime shipping has not been fully exploited. The Federal Government has taken initiatives to improve highway, railway and shipping infrastructure, which had deteriorated extensively during the 1980s and 1990s. Further, the process of privatization of the operation and maintenance of certain highways has begun and private companies have been permitted to install toll booths on thousands of kilometers of the country’s roads. On October 9, 2007, the National Land Transportation Agency conducted an auction of 25-year concession contracts for 2,600 kilometers. The Federal Program of Highway Concessions now comprises nearly 4,100 kilometers.

As of December 31, 2009, Brazil had approximately 41.5 million fixed telephone lines and 180.0 million cellular phones. Until its privatization in 1998, the network was run by concessionaires in each State that were subsidiaries of Telebrás. Since the late 1980s, considerable investment had been made in the expansion of the services of Telebrás, including the establishment of cellular telephone systems in all of the States and the first fiber optic communications connection between the cities of Rio de Janeiro and São Paulo, which largely accounts for the recent significant growth in the communications sector. Law No. 9,295, dated July 19, 1996, permits the Federal Government to auction to private sector companies licenses to build and operate cellular telephone systems. Pursuant to that law, the Federal Government completed the auctioning of “Band B” cellular telecommunications licenses and “Band D” and “B and E” mobile phone concessions to private operators. In addition, on July 29, 1998, the Federal Government sold its interest in Telebrás for approximately $19.0 billion. See “—State-Controlled Enterprises—Privatization Program”. In December 2007, the Federal Government completed the auctioning of “Band F”, “Band G”, “Band I”, and “Band J” of mobile networks to private operators.

The Federal Government-mandated rationing of energy in 2001 forced consumers to reduce energy consumption by 20%, which adversely affected the energy sector. Moreover, the depreciation of the real in 2002 affected the energy sector, which was not able to pass through all of its foreign exchange-related costs to consumers because of the Federal Government’s regulation of energy tariffs. As a result of the depreciation of the real, (i) energy purchased by Brazilian power distributors from Itaipú, the large hydroelectric generation project jointly run by Brazil and Paraguay, became more expensive because such energy is priced in U.S. dollars, and (ii) the cost of debt service with respect to foreign exchange-denominated loans increased. Power distribution companies were unable to pass all of these increased expenses to consumers, which, together with reduced demand arising from mandated power rationing in 2001 and first half of 2002, resulted in substantial losses to the energy sector in 2002. To assist power distributors, the Federal Government began collecting an emergency capacity tax (Encargo de Capacidade Emergencial), to compensate power generators and distributors for losses attributable to energy rationing. This tax was eliminated in December 2005.

In 2002, in order to evaluate a proposed electricity sector model, the Revitalization Committee of the Electricity Sector Model was instituted. During 2003 and 2004, the Federal Government launched benchmarks for a new model for the Brazilian Electricity Sector, pursuant to Law Nos. 10.847 and 10.848 of 2004 and by Decree No. 5163 of 2004. Institutionally, the new model created (i) the Enterprise for Energetic Research (Empresa de Pesquisa Energética, or “EPE”), which is responsible for the long range planning of the electricity sector, (ii) the Electricity Sector Monitoring Committee, the objective of which is to permanently evaluate the security of the electric energy supply, and (iii) the Chamber for the Electric Energy Trade (Câmara de Comercialização de Energia Elétrica or “CCEE”), in order to commercialize electric energy in the Interconnected System (Sistema Interligado Nacional, or “SIN”).

The Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica) is responsible for the regulation of contract bids for regulated electrical energy and for holding auctions directly or at the request of the CCEE. The lowest tariff criterion determines the auction winner, i.e., the winners of the auction are those who can offer electric energy at the lowest MW/hour price for the distributors’ projected demand. Total electricity generation in 2009 was 434.9 million MWh, a fall of 2.4% in relation to the total electricity generation of 2008. Given the hydrothermic configuration of SIN, the plants in CCEE are registered in two classifications: hydraulics and thermal (coal, gas, oil, asphalt residual, nuclear and other). In 2009, hydraulic generation represented approximately 92% of all energy produced in Brazil, and thermal generation represented approximately 8% of all energy produced in Brazil.

On December 10, 2007, the Brazilian Electricity Regulatory Agency successfully auctioned a concession for energy from the Santo Antônio hydroelectric plant, located in the Madeira River Complex, with an installed capacity of 3,150.4 megawatts (MW). The total investment is valued at R$9.5 billion. On May 19, 2008, the Brazilian Electricity Regulatory Agency also successfully auctioned a concession for energy from the Jirau hydroelectric plant, also in the Madeira River Complex, with an installed capacity of 3,300 megawatts (MW). The total investment is valued at R$8.7 billion. On April 20, 2010, an auction was held for the Belo Monte Hydroelectric Plant, which will have the capacity to generate 11,233.1 MW (megawatts) of energy. The estimated construction cost is R$19 billion and Belo Monte should begin production on February 2015.

Industrial Production. Industrial production grew 2.1% in 2005, 2.3% in 2006, 5.3% in 2007 and 4.4% in 2008; and it decreased 5.5% in 2009.

The manufacturing industry grew by 1.2% in 2005, 1.1% in 2006, 5.6% in 2007 and 3.2% in 2008; and the industry contracted by 7.0% in 2009. In this period, capital goods and durable consumer goods production increased 3.6% and 11.4%; 5.7% and 5.8%; 19.5% and 9.1%; 14.3% and 3.8%, respectively, but decreased 17.4% and 6.4% in 2009.

Participation of industry in value added (at basic prices) was 25.4% in 2009. The growth of the industrial sector was 2.1%, 2.3%, 5.3%, 4.4% and -5.5% in 2005, 2006, 2007, 2008 and 2009 respectively. Construction sector activity grew by 1.2% in 2005, 4.7% in 2006, 4.9% in 2007 and 8.2% in 2008; construction activity declined 6.3% 2009. The number of housing starts in a given year has depended heavily upon the availability of public funds and the ability of the Housing Finance System, currently under the direction of the CEF, to devote resources to new building activities. On December 31, 2009, the credit operations of the CEF related to the housing and sanitation sector reached approximately R$49.3 billion and R$17.1 billion, respectively.

Brazil’s proven mineral resources are extensive and have generally remained constant or expanded in recent years due to continuing exploration activity. Large iron ore and manganese reserves provide important sources of industrial raw materials and export earnings. Deposits of nickel, tin, chromite, bauxite, beryllium, copper, lead, tungsten, zinc and gold, as well as lesser known minerals, continue to be mined.

Oil production showed an average increase of 5.3% per year from 2000 to 2009, with production reaching 711.9 million barrels in 2009. In 1997, Law No. 9,478 ended the company Petrobrás S.A.’s monopoly of the oil industry in Brazil and defined for the Republic the role of regulation and fiscalization of the sector. The National Oil Agency (Agência Nacional do Petróleo or “ANP”), an agency linked to the Ministry of Mines and Energy, was created to regulate the oil industry in Brazil. One of ANP’s tasks is to promote tenders of oil exploitation and natural gas areas or blocks concessions. Since 1999, 10 tenders have been held, which has resulted in the exploitation of block concessions to Petrobras and to various international firms.

On November 8, 2007, Petrobras announced the discovery of new areas of oil extraction in the offshore Tupi field, located in the Santos basin, which could significantly increase the country’s oil and natural gas reserves (currently estimated at 14 billion barrels). On January 21, 2008, Petrobras announced the discovery of a new gas reserve close to the Tupi field. The extraction of oil from the Campo de Tupi started on May 1, 2009.

Sugar and alcohol production costs in Brazil’s most efficient plants are competitive to European beetroot sugar plants or to American corn alcohol plants. Brazilian production of ethylic alcohol (hydrated and anidre) reached 26.1 billion cubic meters in 2009, representing a 3.8% decrease compared to 2008 when the country produced 27.1 billion cubic meters.

The Federal Government has promoted biodiesel production implementation and its sustainable use—technically and economically—through the National Program for the Production and Use of Biodiesel (Programa Nacional de Produção e Uso do Biodiesel). Biodiesel fuel can be produced from animal fat or vegetable oil, and dozens of vegetables in Brazil are suitable as a biodiesel energy source.

Biodiesel reduces amounts expended on diesel oil and petrol imports. Biodiesel production was 0.7 thousand cubic meters in 2005, 69.0 thousand cubic meters in 2006, 404.3 thousand cubic meters in 2007, 1,167.1 thousand cubic meters in 2008 and 1,608.1 thousand cubic meters in 2009.

Law No. 11,097 of January 2005 mandates the addition of a minimum ratio of biodiesel to consumer traded diesel oil throughout the Republic. This percentage will be 5.0% after eight years from the Law’s publication date and 2.0% after three years from the Law’s publication date. Since January 1, 2008, all diesel oil traded in Brazil contains 2% biodiesel in its composition. To increase use of biodiesel, the EPE increased the minimum percentage to 3.0% on July 1, 2008, to 4.0% on July 1, 2009 and to 5.0% on January 1, 2010.

Table No. 7

Annual Changes in Industry Production

Mining and Manufacturing

	2005	2006	2007	2008	2009
Annual Change in Production of Mining, Oil and Gas and Manufacturing Industry
By Category of Use
Capital Goods	3.6	5.7	19.5	14.3	(17.4)
Intermediate Goods	0.9	2.1	4.8	1.5	(8.8)
Consumer Goods	6.0	3.3	4.7	1.9	(2.7)
Durable Goods	11.4	5.8	9.1	3.8	(6.4)
Nondurable Goods	4.6	2.7	3.3	1.3	(1.5)

Sources: IBGE and Central Bank

Agriculture. Brazil has a well-diversified agricultural sector. According to the World Horticultural Trade and U.S. Export Opportunities, Brazil is the world’s largest producer of orange juice, accounting for 50% of world production in 2002. Brazil is also the world’s largest producer of sugar; approximately 70% of Brazil’s sugar crop is processed into alcohol for automotive fuel. Brazil’s largest single export crop is soya (beans, bran and oil), with 2004, 2005, 2006, 2007, 2008 and 2009 exports totaling approximately $10.0 billion, $9.5 billion, $9.3 billion, $11.4 billion, $18.0 billion and $17.3 billion, respectively. In addition, Brazil has been the world’s largest producer of coffee for more than a century. Coffee exports in 2004, 2005, 2006, 2007, 2008 and 2009 totaled $2.0 billion, $2.9 billion, $3.3 billion, $3.8 billion, $4.7 billion and $4.3 billion, respectively, while orange juice exports totaled $0.8 billion, $0.8 billion, $1.0 billion, $1.5 billion, $1.9 billion and $1.6 billion, respectively. Sugar exports totaled $2.6 billion, $3.9 billion, $6.2 billion, $5.1 billion, $5.5 billion and $8.4 billion, respectively. In addition, meat and meat by-product exports totaled $6.2 billion, $8.0 billion, $8.5 billion, $11.1 billion, $14.3 billion and $11.5 billion in 2004, 2005, 2006, 2007, 2008 and 2009, respectively.

State-Controlled Enterprises

In Brazil there are two types of State enterprises: public companies and mixed-ownership companies. Public companies are corporations wholly-owned by the States or the Republic, created by special law to carry on economic activities in any of the corporate forms provided for by law. Examples of federal public companies are BNDES, CEF, the Brazilian Post Office and Telegraph Corporation (Empresa Brasileira de Correios e Telégrafos) and the Mineral Resources Exploration Company (Companhia de Pesquisa de Recursos Minerais). Mixed-ownership companies are in corporate form and are majority-owned by the Federal Government. Unless otherwise provided by the law authorizing the creation of a mixed-ownership company, the rights of the Federal Government are those conferred by Brazilian corporate law on majority shareholders generally.

Brazil also has autonomous institutions and public foundations. Autonomous institutions are entities established to carry out public functions which require decentralized financial and operating management, such as the Central Bank, the CVM, the Brazilian Institute of Forest Development, the National Institute of Industrial Property, the National Highway Department and the National Department of Mineral Production.

Public foundations are non-profit public law entities created to carry out activities not performed by public companies. Public foundations have administrative autonomy and manage their own assets, but their expenses are defrayed by the Federal Government and other sources. Examples of public foundations are the IBGE, the Applied Economics Research Institute (Instituto de Pesquisa Econômica Aplicada) and the National Counsel of Technological and Scientific Development (Conselho Nacional de Desenvolvimento Científico e Tecnológico).

Under Brazilian law, private parties may only participate in activities considered to be public services if they are authorized to do so by the Federal Government. The areas formerly reserved to the Republic under the Constitution include broadcasting and telecommunications, electric power service and facilities, hydroelectric power generation, certain interstate and international navigational services, interstate and international highway passenger transportation services and the operation of ports. The mining and processing of nuclear mineral ores and minerals and their by-products remain under Federal Government monopoly.

Privatization Program. The objectives of the Federal Government’s privatization program were to (i) reduce the role of the state in the economy and allocate more resources to social investment, (ii) reduce public sector debt, (iii) encourage increased competition and thereby raise the standards and efficiency of Brazilian industry and (iv) strengthen the capital markets and promote wider share ownership.

The Privatization Council (Conselho Nacional de Desestatização), a body directly subordinate to the President, is responsible for administering the privatization program. The privatizations have, for the most part, been effected through share auctions conducted on Brazil’s stock exchanges. Between 1991 and 2002, earnings for public accounts totaled approximately $105.6 billion, revenues from federal and state privatizations totaled approximately $59.5 billion and approximately $27.9 billion, respectively and debt transfers to the private sector totaled approximately $18.1 billion.

There were no privatizations in 2003. On February 10, 2004, Banco Bradesco S.A. acquired a controlling interest in BEM, the State bank of Maranhão, in a public auction conducted by the Central Bank. Banco Bradesco offered R$78 million for BEM. The sale was the first privatization under President da Silva’s administration. On December 21, 2005, Banco Bradesco S.A. acquired BEC, the State Bank of Ceará, over which the Federal Government had assumed control. Banco Bradesco offered R$700 million for BEC.

The legal measures establishing the Plano Real provide that Federal Government-held shareholdings in public companies not included in the national privatization program be transferred to the custody of an entity called the Public Debt Amortization Fund to the extent that such shareholdings are not needed to maintain Federal Government monopolies or national control of such companies. Proceeds from the sale of these shares are to be applied directly to the repayment of domestic debt of the National Treasury.

In addition to the privatization program, the Federal Government has sought to reduce the regulation of economic activity generally. Important developments in this regard include the establishment of a free foreign exchange market, the reduction of tariffs and elimination of most non-tariff trade barriers and the termination of most price controls. The Federal Government has also acted to deregulate certain segments of the economy, including fuel and oil derivatives, airlines, shipping and steel, and is considering the introduction of additional measures designed to increase competition in areas such as steel, highway maintenance and transportation, areas which were previously controlled, in most cases, by government enterprises.

Effective January 1, 2002, the Federal Government deregulated the oil sector. The Federal Government, among other things, eliminated price controls for gasoline, diesel oil and bottled gas, as well as certain subsidies for these products. The Federal Government also instituted the CIDE, a tax on the import and sale of petroleum, natural gas, ethyl alcohol and certain derivative products. CIDE revenues are to be used for the financing of environmental projects in the oil and gas industry, the financing of transport infrastructure projects and certain subsidies in the oil and gas sector.

Privatization of State-Owned Enterprises. The process of privatization in the various States began in 1996. State privatization revenues from the inception of the State privatization programs through 2009 totaled $35.6 billion, which includes $3.8 billion in revenues arising from the sale by States of minority interests in government companies.

Prices

Until 1994, Brazil experienced high and chronic inflation, which hindered investment and economic growth and contributed to income inequality. Inflation and certain Federal Government measures taken to combat inflation have had significant negative effects on the Brazilian economy generally and on the fiscal accounts of the Federal Government and its ability to service its external debt. See “—Historical Background”.

The following table sets forth two principal price indices for the periods indicated.

Table No. 8

General Price Index—Domestic Supply (IGP-DI)(1)

Wholesale Price Index—Domestic Supply (IPA-DI)

		IGP-DI		IPA-DI
Period		Monthly	Trailing 12 Months	Monthly	Trailing 12 Months
1993	December		2,708.2		2,639.5
1994	December		909.6		857.8
1995	December		14.8		6.4
1996	December		9.3		8.1
1997	December		7.5		7.8
1998	December		1.7		1.5
1999	December		20.0		28.9
2000	December		9.8		12.1
2001	December		10.4		11.9
2002	December		26.4		35.4
2003	December		7.7		6.3
2004	December		12.1		14.7
2005	December		1.2		(1.0)
2006	December		3.8		4.3
2007	December		7.9		9.4
2008	December		9.1		9.8
2009	December		(1.4)		(4.1)
2010	January		(0.5)		(2.8)
2010	February		0.8		(1.2)
2010	March		2.3		0.8
2010	April		3.0		1.6

(1)	IGP-DI is an index based on a weighting of three other indices: the IPA-DI (approximately 60% of the index), the IPC (approximately 30% of the index), and the INCC (approximately 10% of the index). The IGP-DI, one of the most widely used inflation indices, is calculated by the Getúlio Vargas Foundation, an independent research organization.

Sources: Central Bank.

Chronic inflation in Brazil led to the emergence of a comprehensive system of indexation. Indexation mechanisms were first introduced in 1964 when the monetary correction of certain financial assets was instituted by law. Later, these indexation mechanisms were gradually adopted by all sectors of the economy. Various price indices were developed, each one with its own methodology, based on different baskets of goods or services, such as salaries, rents, taxes and financial instruments. The practice of widespread indexation in Brazil diminished the distorting impact of inflation on relative prices but also served to sustain and fuel inflationary expectations.

Throughout the 1980s and early 1990s, Brazil experienced periods of severe inflation. With the onset of the external debt crisis in 1982 and the resulting decrease in the availability of foreign capital, the Federal Government was obliged to monetize large and growing public sector deficits, thereby further stimulating inflation. See “Public Debt—Debt Crisis and Restructuring”.

With the implementation of the third phase of the Plano Real, including the introduction of the real in July 1994, the rate of inflation decreased significantly, reaching 9.3% in 1996, 7.5% in 1997 and 1.7% in 1998. The inflation rate (as measured by IGP-DI) rose to 20.0% in 1999, following the decision of the Central Bank to permit the value of the real to float against that of the dollar. The increase was largely the result of a 28.9% increase in the wholesale price index (the IPA-DI), a component of the IGP-DI. After the implementation of the inflation targeting regime in mid-1999, the inflation rate (as measured by IGP-DI) registered 9.8% in 2000, and 10.4% in 2001. Largely as a result of a depreciation in the value of the real, increases in administered prices and rising oil prices in the world markets, the inflation rate began to rise in Brazil during the fourth quarter of 2002, registering 26.4% at end of 2002. The inflation rate (as measured by IGP-DI) was 7.7% in 2003, 12.1% in 2004, 1.2% in 2005, 3.8% in 2006, 7.9% in 2007, 9.1% in 2008, -1.4% in 2009 and 3.0% through April 2010.

Following the decision in January 1999 to permit the real to float freely, the Federal Government announced that it intended to pursue a monetary policy based on inflation targeting. In June 1999, the Federal Government announced inflation targets of 8% in 1999, 6% in 2000 and 4% in 2001, as measured by the IPCA, with tolerance intervals of plus or minus 2.0 percentage points. Brazil’s inflation rate, as measured by the IPCA, was 9.3% in 2003, 7.6% in 2004, 5.7% in 2005, 3.1% in 2006, 4.5% in 2007, 5.9% in 2008 and -4.3% in 2009. During the 12 months ended April 2010, the inflation rate, as measured by IPCA, rose to 5.26%. For 2010, the inflation target is 4.5%, with a tolerance interval of plus or minus 2.0 percentage points. For 2010 and 2011, the inflation target was maintained at 4.5%, with a tolerance interval of plus or minus 2.0 percentage points.

Salaries and Wages

According to the Employment Monthly Survey conducted by IBGE in six major metropolitan regions of Brazil (Rio Janeiro, São Paulo, Belo Horizonte, Porto Alegre, Recife and Salvador), the real average wages of all workers increased by 3.8% in 2004, 2.1% in 2005, 7.6% in 2006, 6.7% in 2007, 4.7% in 2008 and (0.8)% in 2009.

In 2005, real average wages in São Paulo’s industrial sector increased by 5.7% and overall real wages decreased by 0.2%. In 2006, both industrial real average wages and overall real wages saw significant gains, increasing by 13.7% and 7.7%, respectively, while in 2007, industrial real average wages rose 4.2% and overall real wages decreased by 0.4. In 2008, industrial real average wages and overall real wages increased 5.2% and 0.7%, respectively, while in 2009 industrial real average wages decreased 1.2% and the overall real wages increased 2.8%.

On December 23, 2009, President da Silva issued Provisional Measure No.474, which increased the monthly minimum wage by 9.7% from R$465 to R$510, effective January 1, 2010. The following table sets forth certain data on industrial wages in the State of São Paulo and on the national minimum wage for the periods indicated.

Table No. 9

Industrial Wages—State of São Paulo(1)

and

National Minimum Wage

December 31,	Real Average Wages Index(2)(3)	Trailing 12 months(4)	Real Overall Wages Index(2)(3)	Trailing 12 Months(4)	Dollar Equivalent Minimum Wage (monthly)	Dollar Equivalent Minimum Wage Index(3)	Trailing 12 Months(4)
2005	101.6	5.7	102.8	(0.2)	131.26	99.49	36.9
2006	141.1	13.7	133.4	7.7	162.80	123.40	30.8
2007	121.9	4.2	110.1	(0.4)	212.77	161.27	23.9
2008	128.2	5.2	114.1	0.7	173.32	131.37	18.1
2009	124.2	(1.2)	112.0	2.8	265.61	201.32	3.0

(1)	Information is provided for the State of São Paulo because it represents approximately 47.4% of the industrial production of Brazil.
(2)	Deflated by CPI-FIPE.
(3)	January 2006 = 100.
(4)	Average percentage growth in last 12 months compared to previous 12-month period.

Sources: Applied Economics Research Institute

Employment

The Ministry of Labor customarily reports Brazilian employment statistics in terms of formal employment. Formal employment comprises employment duly registered with the Ministry of Labor and subject to social security contributions by employers. Informal employment is not registered or subject to employment contributions. The Ministry of Labor’s General File of Employed and Unemployed shows that formal employment rose 5.1% (or 1,253,981 jobs) in 2005, 4.7% (or 1,228,686 jobs) in 2006, 5.9% in 2007 (or 1,617,392 jobs), 5.0% in 2008 (or 1,452,204 jobs), 3.1% in 2009 (or 995,110 jobs) and 1.99% in the first three months of 2010 (or 657,259 jobs).

The table below sets forth employment levels by sector for the periods indicated.

Table No. 10

Level of Employment by Sector(1)

	December 31,
Sector	2005	2006	2007	2008	2009
Manufacturing	88.2	91.7	97.3	99.8	100.0
Public Utility/Industrial Services(2)	91.9	94.1	96.4	98.6	100.0
Commerce	80.4	85.1	90.7	96.0	100.0
Services	82.6	86.5	91.1	96.3	100.0
Construction	67.0	71.9	81.2	91.7	100.0
Government Service	92.3	93.6	95.8	97.7	100.0
Total	83.4	87.3	92.4	97.0	100.0

(1)	December 31, 2009= 100.
(2)	Including water, electricity, telephone and gas services.

Sources: Central Bank

The Federal Government currently has no comprehensive national unemployment statistic because of the difficulties of measuring the informal employment sector. The Federal Government instead measures unemployment using the average annual rate of unemployment in six major metropolitan areas (Rio de Janeiro, São Paulo, Belo Horizonte, Porto Alegre, Salvador and Recife). According to that measure, the unemployment rate was 8.3% in 2005, 8.4% in 2006, 7.4% in 2007, 6.8% in 2008 and 6.8% in 2009.

The Federal Senate passed a bill on January 21, 1998 (Law No. 9,601) permitting employers to offer labor contracts to temporary workers for periods of up to 24 months, providing employers with greater flexibility in dealing with their labor needs. The cost of temporary employees is significantly lower than the cost of permanent employees, who are often entitled to extensive social security, unemployment and severance benefits.

Law No. 7,998, which was enacted on January 11, 1990, established FAT to finance unemployment security programs and professional training programs. To be eligible for the unemployment benefits under FAT, a dismissed employee, among other things, (i) must have been involuntarily dismissed, (ii) must have been employed and receiving a salary during the six-month period prior to being dismissed, (iii) must have been employed at least six months during the three years prior to being dismissed, (iv) must not be receiving any other social security or unemployment benefits and (v) must not have sufficient income to support herself or her family. Unemployment benefits under FAT are limited to five months in each sixteen-month period following a dismissal.

FAT receives funding from monthly federal contributions to certain other social programs, including unemployment programs (known by their acronym, “PIS/PASEP”). In accordance with the Constitution, 40% of the funds provided for FAT is allocated to finance economic growth programs managed by BNDES. As of December 31, 2009, FAT had a positive balance of R$159.6 billion.

Unions and Labor Protection

Under the Constitution, professional or union associations may be freely organized. There are no Federal Government formalities for the organization of a union other than registration at the appropriate agency, and public authorities are prohibited from intervening in or interfering with unions. No more than one union may be created to represent the same professional or economic group in the same geographic area. Law No. 11.648 of March 31, 2008, acknowledges that central unions (nationally organized associations of several local unions) can act as a representative group for workers.

Under Brazilian law, the principal function of a union is to represent the general interests of its members as a group or individually. It may also enter into collective labor agreements and promote conciliation in collective labor disputes. The union must provide free legal assistance for its members. A union may not be affiliated with any international organization other than the International Labor Organization unless authorized by the President of the Republic. Union representatives are also protected under Brazilian labor laws. A candidate for a union leadership position or job-safety monitor may not be dismissed after registering his or her candidacy and, if elected, may not be dismissed until one year after his or her term expires.

The Constitution introduced a number of significant labor reforms, such as a reduction in the work week from 48 hours to 44 hours and a six-hour limit on the duration of an uninterrupted work shift. In addition, pregnant workers may not be dismissed for taking maternity leave of up to four months. With Law No. 11.770 of September 9, 2008, the Federal Government established the Citizen Company Program which extends by 60 days the length of maternity leave for employees of a legal entity joining the program.

On January 12, 2000, the National Congress enacted Law Nos. 9,957 and 9,958, which authorized labor court judges to issue final decisions in suits relating to labor disputes involving amounts in dispute not exceeding forty times the national minimum wage. The new laws do not apply to labor suits brought by Federal, State and municipal civil servants. Under Law No. 9,957, labor suits filed after March 14, 2000 against private and public corporations must be heard within fifteen days, and the judge has up to thirty days to render a decision. At the time the law was enacted, the average time for labor cases to be decided was five to seven years. If one of the parties challenges the labor judge’s decision on the ground of insufficient evidence, a new hearing must be held within thirty days. Appeals of any decision may be made by employers or employees within eight days following the issuance of the decision. There is no time limit for higher labor courts to decide an appeal. In addition, Law No. 9,958 provides that companies can organize employers’ and employees’ commissions to resolve labor disputes before they are presented to the labor judge.

In an attempt to prevent an increase in unemployment due to the financial crisis, the Federal Government collects from companies a social security contribution on the payment of the compensated indemnified notice (equivalent to the value of a wage) in the event of a layoff, thus increasing even more the costs associated with layoffs of the companies – this collection had not occurred since 1999. The collections started on January 12, 2009, with the publication of Decree No. 6,727. For companies, the effective taxation is 20% of each employee’s wage. Employees are required to pay 8% to 11% of their monthly wages based on the wage range, with a maximum limit of R$381.4.

Social Security

Under Brazil’s state-operated social security and pension system, employers are generally required to contribute 20% of each employee’s wages to the system on a monthly basis (except for employers of domestic servants, who contribute 12% of wages, and for employers of financial market employees, who contribute 22.5% of wages), while employees generally contribute between 8% and 11% of their monthly wages for retirement benefits (paid in connection with retirements due to old age, illness or length of service), workers’ compensation, death benefits, maternity leave, sick leave, disability and other social services. The contributions and benefits above minimum wage were readjusted by 7.72%, effective January 1, 2010.

In November 1999, the National Congress enacted Law No. 9,876 of November 26, 1999, which changed the rules for retirement for private sector employees. The law introduced a social security factor that is used to calculate benefits for retirees. This factor takes into account not only age and years of contributions to the INSS, but also life expectancy. The law also changed the base for calculating the INSS benefit of any retiree from the average monthly salary of that retiree during the last 36 months prior to retirement to the arithmetic mean of the monthly salaries of that retiree during 80% of the monthly periods since July 1994 when that monthly salary was highest. The new social security factor was phased in over a five-year period. Certain private sector employees challenged the law on constitutional grounds. On March 15, 2000, the Federal Supreme Court denied their claim and upheld the constitutionality of the law.

On May 29, 2001, the Federal Government enacted two complementary laws regulating pension funds. Complementary Law No. 108 applies to pension funds maintained by the Federal Government, the States and municipalities, as well as by entities controlled directly or indirectly by them. It limits the amount of an employer’s contributions with respect to any specific employee to the amount contributed by that employee and prohibits any bonuses or other amounts from being added to an employee’s benefits under the pension plan. Complementary Law No. 109, which relates to private pension funds, permits amounts to be transferred between funds in connection with a change in employment.

On December 19, 2003, the rules related to retirement and social security for civil servants were further modified by Constitutional Amendment No. 41. The adjustments included (i) an increase in the minimum retirement age for civil servants from 48 to 55 years for women and from 53 to 60 years for men; (ii) a reduction of 30.0% in pensions paid for widows and orphans of civil servants in excess of the per month ceiling for retirement payments under the general social security system; (iii) a contribution to the social security system by retired civil servants of 11.0% of the amount by which the retired employee’s pension exceeds 60.0% of the above-mentioned ceiling in the case of federal retirees and 50.0% of the above-mentioned ceiling in the case of all other retired civil servants; (iv) a uniform contribution level for municipal, State and federal workers consisting of at least 11.0% of the amount of the employee’s salary; and (v) the institution of a complementary regime for new civil servants, which will require the passage of ordinary legislation. For the private sector pension system (the general social security system), the cap on social security pensions paid to private sector retirees was raised from R$1,561.56 to R$3,416.54 per month. The changes to the social security system under Constitutional Amendment No. 41 were intended to reduce the consolidated deficit in the pension system, which reached R$66.8 billion (2.5% of GDP) in 2004, R$71.6 billion (2.6% of GDP) in 2005, R$79.0 billion (2.8% of GDP) in 2006, R$81.8 billion (2.7% of GDP) in 2007, R$80.9 billion (2.6% of GDP) in 2008 and R$92.3 billion (2.9% of GDP) in 2009.

On August 18, 2004, the Federal Supreme Court upheld the constitutionality of the 11% tax on retired civil servants’ pensions. However, the Supreme Court raised the level above which all pensions would be taxed to the per month ceiling for retirement payments under the general social security system. The new threshold amount will continue to be indexed to the minimum wage. The tax was among the pension reform measures adopted through Constitutional Amendment No. 41 dated December 19, 2003.

Poverty and Income Distribution

Despite GDP growth in recent years, Brazil has experienced significant disparities in the distribution of wealth and income. Although these disparities, as determined by the Gini index (which measures, using a scale of 0 (perfect equality) to 100 (perfect inequality), the extent to which the distribution of income (or consumption) among individuals or households in a country deviates from a perfectly equal distribution), have declined from 60.0 in 1993 to 52.1 in 2008, they remain high.

The following table sets forth the data obtained from the National Household Sample Survey (Pesquisa Nacional por Amostra de Domicílios, or “PNAD”) for 2008, published by IBGE.

Table No. 11

Income Distribution of the Economically Active Population—2008(1)(2)

Income Group	% of National Income
Bottom 50%	17.1%
Top 50%	82.9%

Total	100.0%
Lowest 20%	3.9
Top 10%	43.6
Top 1%	12.7

(1)	People ages 10 and above.
(2)	Rural areas of Rondônia, Acre, Amazon, Roraima, Pará and Amapá not included.

Source: IBGE, PNAD2008.

The da Silva administration has committed itself to addressing the problems of poverty in Brazil. One of the programs the da Silva administration has created to attack poverty is the Zero Hunger (Fome Zero) program, managed by the Ministry of Regional Development and Hunger Alleviation. The Zero Hunger program includes measures related to food and income distribution and the elimination of child labor.

The Bolsa Família initiative, created by the Law No. 10,836 of January 9, 2004, consolidated the National Program of Minimum Income Linked to Education (Bolsa Escola), the National Program of Access to Food (Programa Nacional de Acesso à Alimentação), the National Program of Minimum Income Linked to Health (Bolsa Alimentação) and the Gas-Aid Program. The Bolsa Família program provides basic benefits to families in extreme poverty and supplemental benefits to impoverished families whose members include pregnant or nursing women or children under 15 years of age.

Environment

The Ministry of the Environment (Ministério do Meio Ambiente, dos Recursos Hídricos e da Amazônia Legal) is the federal body responsible for formulating and implementing environmental policies. The National Council on the Environment (Conselho Nacional do Meio Ambiente) prepares environmental regulations, and the Brazilian Institute of the Environment and Renewable Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis) is charged with supervising and overseeing the application of those regulations. Provisional Measure No. 366 of April 26, 2007 (converted to Law No. 11,516 of August 28, 2007), created the Chico Mendes Institute of Biodiversity Preservation (Instituto Chico Mendes de Conservação da Biodiversidade, or “ICMBIO”), vested with responsibility for the execution of national policies of environmental preservation.

The Constitution contains a chapter on environmental protection, providing for the right to a clean environment and imposing upon the Federal Government, the States, the Federal District and municipalities duties to protect the environment, take measures against pollution and protect fauna and flora. In addition, legislation enacted in 1981 and 1985 provides that any individual or entity directly or indirectly causing environmental damage shall be held strictly liable and shall indemnify the damaged parties for any resulting losses. Various federal governmental agencies have the power to enforce environmental laws by imposing fines, ordering the shutdown of polluting facilities or denying or withholding tax and other benefits. Criminal sanctions, including imprisonment, may also be imposed upon violators. Despite constitutional and legislative protections for the environment, many areas of Brazil, and large urban areas in particular, suffer significant air, water and soil pollution. However, there have been significant initiatives to conserve Brazil’s threatened rain forest and biological diversity. Environmental problems in Brazil include industrial and urban pollution, deforestation and soil pollution and erosion arising from industrialization, rapid urbanization and poverty. In recent years, the Federal Government has, through modern environmental legislation, established broad ambient quality standards, introduced procedures and requirements for environmental licenses, set aside areas for the preservation of critical ecosystems and intervened whenever State environmental agencies were not carrying out their responsibilities. In addition, federal, State and local government entities have, with the assistance of multilateral lenders such as the World Bank and the IDB, undertaken several projects in recent years that are intended to address existing environmental problems in certain large metropolitan areas.

Large-scale projects have been undertaken to build or improve water treatment facilities and to clean up water supplies that are heavily polluted with urban and industrial waste. For example, a $400 million program was initiated in 1999 to clean up the Tietê River in the State of São Paulo. The Tietê River program aims to improve waste collection and treatment through the construction or expansion of sewers, pumping stations and treatment plants, to initiate studies regarding the strategic development of São Paulo’s basic sanitation sector and to mount an education program designed to raise the awareness of São Paulo’s residents to the importance of proper waste disposal. Other initiatives in recent years have included a project (approved in 2000 and funded by a $260 million loan from the IDB and local sources) to expand the Federal District’s water supply and sanitation infrastructure as well as to improve storm drainage and erosion control; a program (approved in July 2002 and funded by a $95.2 million loan from the IDB and local sources) in the State of Goiânia to improve the potable water supply and the sewage system through, among other things, the construction of an impoundment dam; and a $225 million program (approved in December 2002 and funded by a loan from the IDB) to modernize the water sanitation system and to increase flood protection for the residents of the State of Ceará. The Social Action Sanitation Program, established in October 2001, seeks to improve water supply and basic sanitation services for low-income users in small urban communities by improving or constructing new potable water and sanitation systems. The program also aims to provide hygienic and environmental education to beneficiary communities, financing for sector studies, training for State environmental control agencies and funding to promote self-sustainability for water management service providers. The $200 million program is funded by a $100 million loan from the IDB and a loan in the same amount from local sources. Air pollution, an environmental problem in Brazil’s largest cities, has also been the focus of certain recent environmental initiatives. For example, in the municipality of São Paulo, where the large number of vehicles contributes to dangerously high levels of air pollution in the city during the winter, efforts to reduce emissions have resulted in programs to reduce vehicular traffic and to increase inspections of the buses and trucks that drive through the city. There have been significant initiatives to conserve Brazil’s threatened rain forest and biological diversity. Among these is the Pilot Program to Conserve the Brazilian Rain Forest, a G-7 initiative coordinated through the Rain Forest Trust Fund, a trust fund administered by the World Bank. As of March 2002, the Program had received approximately $346 million in funding from the Federal Government and from bilateral lenders such as Germany. The Brazilian Ministry of the Environment has also implemented a National Biodiversity Program, to study and protect Brazil’s biological diversity. Although Brazil occupies nearly half of South America and contains the world’s largest standing tropical rain forest, the largest inland wetland, large expanses of semi-arid scrubland and vast tree and shrub woodlands, much of the country’s biological diversity remains poorly understood. In September 2002, the first phase of the Amazon Region Protected Areas Program (Área Protegida da Amazônia or “ARPA”) was launched with financial commitments from the World Bank, the United States, the Global Environment Facility, the World Wildlife Fund, the German bilateral agency Kreditanstalt für Wiederaufbau and the Federal Government. The program, estimated to cost $395 million over the course of ten years, aims to triple the current amount of Amazon rainforest under federal protection by designating new strict use protected areas (such as national parks and reserves) and new sustainable development areas based on conservation priorites established by the National Biodiversity Program. Under ARPA, a fiduciary fund to guarantee the future maintenance of such protected areas will also be established.

In December 2000, the Ministry of the Environment obtained funding for a sustainable development program for the Pantanal, the world’s largest wetland, the first phase of which is financed by an US$82.5 million loan from the IDB and a loan in the same amount from local sources. In addition to supporting the monitoring and management of water pollution, soil erosion, population pressures and unregulated tourism, the program will also fund research and implementation of environmentally sound land use and other economic activities in the region. In 2002, a sustainable development program was initiated in the State of Acre (financed by loans amounting to US$64.8 million and US$43.2 million from the IDB and local sources, respectively); another was established in the Zona da Mata, located in the State of Pernambuco (financed by a US$90 million loan from the IDB).

President da Silva enacted Law No. 11,132/2005 on July 4, 2005, which established the National System of Nature Conservation Units. This new law allows the public power to impose provisional limitations to activities and enterprises causing ambient degradation. Exceptions are made for farming activities and other economic activities.

Law No. 11,284, enacted on March 2, 2006, permits sustainable exploration of public forests by private companies through grants of concessions for a period of up to 40 years. Law No. 11,284 also creates the Forest Development National Fund to support sustainable development activities and new technologies for the sector. The fund is to be administered by the Brazilian Forest Service, an agency under the Ministry of the Environment.

The Brazilian Forestal Service launched, on November 14, 2007, the first public bidding for a concession of management of a public forest, the Jamari National Forest in the State of Rondônia. The concession period is for 40 years, during which the concessionaire must preserve the area and use sustainable techniques of exploration of natural resources. Revenues obtained from the exploration are allocated to the Brazilian Forestal Service, the ICMBIO, the Forest Development National Fund, the State of Rondônia and the municipalities located within the forest area, and must be applied to forest preservation.

On May 8, 2008, the Federal Government announced the Sustainable Amazon Plan (Plano Amazônia Sustentável). The Plan is comprised of five main areas (sustainable production with innovation and competitiveness; environmental management and territorial planning; social inclusion and citizenship; infrastructure; and new funding patterns), and 16 guidelines to be followed by the Federal Government regarding the region. The actions to be taken include developing the infrastructure of the region, setting up a tax regime benefiting those using sustainable practices; establishing a legal framework for transferring parts of the forest from public to community control; increasing the officially protected zone to three million hectares and seeking ways to allow the international community to participate in forest preservation.

On August 1, 2008, Decree No. 6,527, established the Amazon Fund which authorizes BNDES to obtain private resources through domestic or foreign voluntary donations to invest in monitoring and deforestation prevention. On September 16, 2008, BNDES received the first donation to the fund in the amount of US$20 million from the Government of Norway. Law No. 11,828 of November 20, 2008, created a fiscal incentive for companies that make donations toward such prevention items as well as for the promotion of conservation and sustainable use of the Brazilian forests. If these donations are given to federal financial institutions, they will be exempt from PIS/COFINS.

Decree No. 6,660 of November 21, 2008, regulates instruments of Law No 11,428 of December 22, 2006, which concerns the use and protection of native vegetation of the Atlantic Forest Biome (Bioma Mata Atlântica). The opportunity to explore native raw material for trading, such as firewood, will depend on the authorization of the environmental agencies.

The Government launched, on December 1, 2008, the National Plan on Climate Change (Plano Nacional de Mudanças Climáticas), which establishes a target to reduce carbon emission in Brazil. The main target is the phased reduction of 72.0% of deforestation of the Amazon by 2017. The National Plan on Climate Change also establishes other measures to be taken in the areas of electric energy, alcohol, biodiesel and coal production.

The President of the Republic signed, on February 10, 2009, Provisional Measure No. 458 (subsequently enacted as Law No. 11,952 of June 25, 2009) which was designed to accelerate agrarian preservation in the Amazon. Besides public rural lands of the Republic, the measure aims to preserve, in the next three years, 296 thousand rural possessions in the Amazon, in an area of 67.4 million hectares. The enactment of environmental legislation will be required, with the goal of preserving 80.0% of the Amazon.

Law No. 12,114 of December 9, 2009, created the National Fund on Climate Change, which will be funded by, among other sources, 10% of the revenues from the petroleum industry. The fund’s resources will be used for the National Policy on Climate Change, established on December 29, 2009 by Law 12,187.

Education

In 2008, enrollment in Brazil’s 2,252 universities and post-graduate institutions totaled 5,080,056. With respect to non-university levels of education, according to the Ministry of Education, there were 52,589,991 students enrolled in Brazil in 2008, of which 12.6% were in preschool, 60.3% were in elementary school, 15.7% were in high school, 0.6% were in special needs schools, 1.5% were in professional training programs and 9.3% were in supletivo, an educational program for adults.

In December 2006, the Federal Goverenment established a Fund for the Maintenance and Development of Basic Education and of Valuation of the Professionals of Education (Fundo da Educação Básica, or “FUNDEB”). The FUNDEB is to be funded through collections of ICMS and other taxes by the States, Federal District and cities. The FUNDEB is a Fund of accountable nature, instituted by Constitutional Amendment No. 53 dated December 19, 2006 and regulated by Provisional Remedy 339 dated December 29, 2006. The initial level of funding for the FUNDEB equaled R$2 billion as of January 1, 2007 and will increase gradually to R$4.5 billion in 2009, when the Fund will cover all pupils of the present public basic education. Pursuant to Constitutional Amendment No. 53/2006, the amount to be allocated to the FUNDEB out of the above-mentioned collections was increased from 15% to 20% and its use was extended to include all basic education. Further, the cities will receive resources from the FUNDEB based on the number of pupils in early and basic education, and the States will receive resources from the FUNDEB based on the number of students in basic and middle education.

On July 10, 2008, Law No. 11,738 was enacted providing basic education teachers on a national basis a minimum wage level of R$950. States and municipalities will have to adopt this minimum wage level, which will have annual adjustments, by December 31, 2009.

Federal Government expenditures on education in 2005, 2006, 2007, 2008 and 2009 were R$14.5 billion, R$16.2 billion, R$17.3 billion, R$18.9 billion, R$21.9 billion and R$28.4 billion, respectively.

Among the challenges facing Brazil is the provision of basic education to poor children between the ages of six and eighteen and higher education to young adults. According to the IBGE, 97.9% of children between the ages of seven and 14 years old were enrolled in school in 2008, largely as a result of the policies intended to broaden access to basic education. However, the illiteracy rate for persons over 15 years old was 10.0% in 2008. In addition, education levels among persons over 15 years old tended to vary considerably by region of the country and by level of per capita family income.

Competition Law

In June 1994, the National Congress enacted an antitrust law (Law No. 8.884 of June 11, 1994) designed to promote free competition, to prevent excessive concentrations of economic power contrary to the public interest and to avoid excessive price increases. The law sets forth general criteria for determining anti-competitive behavior, such as tying, refusing to deal, price fixing, predatory pricing, exclusive dealing arrangements and resale price maintenance.

In addition, the law requires that all documents relating to any merger, acquisition or asset sale that may limit or otherwise restrain open competition be filed within fifteen days of such transaction with the Economic Defense Secretariat (Secretaria de Defesa Econômica or “SDE”) of the Finance Ministry and CADE if such transaction would result in a 20% or greater market share for a company or group of companies or if any of the participants has reported on its most recent balance sheet annual gross income equal to or greater than R$400 million. The SDE has the option of initiating administrative proceedings before the CADE to challenge any such transaction. In any administrative proceeding before it, the CADE has the power to impose fines or to grant equitable relief as well as to determine that the transaction be partially or totally reversed. In addition, a private party aggrieved by anti-competitive behavior has standing to sue in federal court on behalf of itself and similarly situated parties and may seek both equitable relief and monetary damages. Recent amendments to the antitrust law require a CADE antitrust analysis prior to the closing of a merger, acquisition or asset sale, rather than verification after the transaction.

On October 31, 2005, the Federal Government introduced legislation (Project of Law No. 5.877/05, appended to Project of Law No. 3.937/04) that would establish a new regulatory framework for maintaining open competition. The principal components of that framework are an Economic Monitoring Secretariat (Secretaria de Acompanhamento Econômico) and the CADE. SDE will no longer have a role under the new framework. Under the new framework, CADE will be made up of three agencies: (1) the Administrative Economic Defense Council (Tribunal Administrativo de Defesa Econômica), which will replace the current CADE as the adjudicative body, (2) the General Superintendency (Superintendência Geral), which will replace the current SDE as the investigatory body, and (3) the Economic Studies Department (Departamento de Estudos Econômicos), which will serve as the technical advisory agency.

Incentives for Private Investment

In March 2004, the Federal Government announced several measures that were intended to reduce costs and increase the competitiveness of Brazilian products in international markets. These measures included the provision of financing for the acquisition of machinery and equipment, the reduction of taxes on machinery, equipment and exports, and the simplification of procedures for incorporating companies and clearing customs.

In addition, in April 2004, the Federal Government proposed legislation (Project of Law No. 3.337, appended to Project of Law No. 2.633/03) providing for the organization of agencies for the regulation of the oil and natural gas, telecommunications and transportation sectors. The draft legislation defines the regulatory and surveillance powers of the regulatory agencies and includes the power to grant concessions. The heads of the agencies are to have four-year terms. To ensure the agencies’ autonomy, these terms are not to coincide with that of the President. The legislation would also require the agencies to issue annual reports, hold public hearings and appoint an ombudsman to ensure accountability.

On December 30, 2004, President da Silva sanctioned Law No. 11,079, which provides for the formation of two types of public-private partnerships: (i) contracts for concessions of public works or utility services under which private party concessionaires receive payments from a public sector entity in addition to tariffs charged to end-users and (ii) contracts for rendering services under which a public sector entity is the end-user. Public-private partnership contracts must be worth at least R$20 million and provide for a service period of between five and thirty-five years, including extensions of the term. All such contracts can only be awarded through a public bidding process. Law No. 11,196 dated November 21, 2005 instituted tax exemptions (PIS and COFINS) for export companies, tax incentives for investment in technology and tax exemptions for specific real estate transactions. Law No. 11,196 also increased the limit on the amount of gross revenues a company can earn and still be considered a micro or small company.

In August 2006, National Treasury Executive Order No. 614 was published. It establishes general norms to be applied to public-private partnership contracts. In accordance with the Executive Order, the public-private partnership contracts in which the government assumes more than 40% of the entrepreneurship risk will be accounted for as public assets.

On April 17, 2008, the Federal Government sent to the Brazilian Court of Audit the technical, economic and financial documents of the Pontal Project for analysis The private counterpart infrastructure investments are estimated at R$94 million, while the public expenditure is projected to be a maximum of R$208 million disbursed over a period of 25 years. The Pontal Project is now in the bidding process phase.

Regarding regional development, President da Silva sanctioned in January 2007 Complementary Law Nos. 124/07 and 125/07, which reestablish the Superintendent for Amazon Development (Superintendência de Desenvolvimento da Amazônia, or “SUDAM”) and the Superintendent for Northeast Development (Superintendência do Desenvolvimento do Nordeste, or “SUDENE”). SUDAM will replace the Agency for Amazon Development (Agência de Desenvolvimento da Amazônia) and SUDENE will replace the Agency for Northeast Development (Agencia de Desenvolvimento do Nordeste, or “ADENE”). SUDAM will cover nine federal states: Acre, Amapá, Amazonas, Mato Grosso, Rondônia, Roraima, Tocantins, Pará and Maranhão. SUDENE will cover federal states in the Northeast, north Minas Gerais and the Espirito Santo semi-arid area to obtain monetary assistance to finance their projects. Complementary Law No. 129/08 of January 8, 2009 recreated the Superintendent for the Sustainable Development of the Central West (Superintendência do Desenvolvimento do Centro-Oeste, or “SUDECO”). The operating area of the SUDECO includes the States of Mato Grosso, Mato Grosso of the South, Goiás and the Federal District.

In January 2007, the President sanctioned Law No. 11,445/07 (the “Sanitation Law”) which establishes directorates for basic sanitation federal policy and institutes the National System of Basic Sanitation Information (Sistema Nacional de Informações em Saneamento Básico). Sanitation services include water provision, sewage systems, urban rain water drainage, urban cleaning and solid residue management. The Federal Government expects that investments in those services will equal R$220 billion through 2024.

On January 22, 2007, the Federal Government unveiled the PAC, whose objective is to increase Brazil’s economic growth rate. PAC is a set of measures seeking to (i) create incentives for private investment; (ii) increase public investment in infrastructure; and (iii) remove bureaucratic, administrative, normative, legal and legislative obstacles to growth. PAC measures are grouped under five broad headings: infrastructure investment, stimulus to credit and financing, improvement in the investment climate, tax exemptions and improvements in the tax system, and long-term fiscal measures. In the infrastructure area, the PAC projects investments of R$503.9 billion in the period 2007-2010, of which R$436.1 billion (86.54%) would come from State-owned companies and from the private sector. The remaining R$67.8 billion will come from the central government budget. The contemplated sectors are: (i) Transportation infrastructure (highways, railways, ports, airports and waterways)—R$58.3 billion is projected to be invested in transportation infrastructure until 2010. In four years the plan projects the construction, accommodation, duplication and recovery of 45,000 km of highways, which will consume most of the investment in transportation infrastructure. (ii) Sanitation and housing—the goal is to invest R$40 billion in basic sanitation and R$106.3 billion in housing development until 2010. The plan projects water provision, sewage and adequate dust control to 23.2 million houses for the next three years. Regarding the housing sector, the objective is to serve at least 4 million families with public resources and with private savings at the same time. (iii) Water resources—the total projected water infrastructure investment amount between 2007 and 2010 is R$12.7 billion. Contemplated programs include the São Francisco basin integration, the São Francisco and Parnaiba river basins revitalization, systems of pure water supply and irrigation projects. The Northeast is expected to be the region to receive the largest part of the planned investments: between 2007 and 2010 the region would receive R$11.7 billion out of the R$12.7 billion allocated to all of Brazil. (iv) Energy—seven federal states from the North region are expected to collect, from 2007 to 2010, R$32.7 billion worth of investment in energy infrastructure. From this amount, R$24.36 billion is projected to be allocated to the expansion of energy generation capacity. R$5.42 billion of this amount is designated to investment in energy transmission lines. Throughout Brazil, R$274.8 billion is expected to be invested in the energy sector and R$65.9 billion in electric energy.

In 2008, the annual budget for PAC was R$18.9 billion, of which R$17 billion was committed and R$11.4 billion was spent. In the beginning of 2009, the Brazilian economy continued to suffer the effects of the current international crisis. In response, the Federal Government increased the Pilot Investment Program (Projecto Piloto de Investimento, or “PPI”) from R$504 billion to R$645 billion for the period 2007-2010.

Another R$502.2 billion was added to PAC for investments in Brazil after 2010. Of the total sum of R$1.14 trillion, R$132.2 billion will be allocated to logistics, R$759 billion will be allocated to energy and R$257 billion will be allocated to social spending and to urban areas.

In 2009, the annual budget for the PAC was R$20.5 billion. According to the last Annual Evaluation of PAC, released in February 2010, from 2007 to 2009, the investments part of the program totaled R$403 billion, or 63% of the predicted value by the end of 2010. Of the total activities of PAC, 40.3% have been concluded and total R$256.9 billion. Currently, more than 2,400 programs of PAC are being monitored.The LDO for 2010 (Law No. 12.017 of August 12, 2009) established as a target for 2010 a consolidated public sector primary surplus of 3.3% of GDP, and allowed the deduction of up to R$22.5 billion of expenses from PAC. The increase in the amount that may be deducted from the primary surplus is possible because the PPI, which no longer exists independently, was integrated into PAC pursuant to the LDO for 2010.

On March 29, 2010, the Federal Government presented the second phase of the Growth Acceleration Program (PAC 2). The preliminary estimate of investments under PAC 2 is approximately R$1.6 trillion, of which around R$220 billion will come from the general budget of the Republic. The remaining funds will come from financing provided through BNDES and from state enterprises resources. PAC 2 includes new investment projects for the periods 2011 to 2014 and post-2014. It also includes projects initiated during PAC 1 with activities that will conclude after 2010. For the period following 2014, investments under PAC 2 are estimated at US$346.4 billion (R$631.6 billion). Similar to the first phase of the program, PAC 2 focuses on investments in the areas of logistics, energy and social development, organized under six major initiatives: Better Cities (urban infrastructure); Bringing Citizenship to the Community (safety and social inclusion); My House, My Life (housing); Water and Light for All (sanitation and access to electricity); Energy (renewable energy, oil and gas); and Transportation (highways, railways, airports).

In February 2007, President da Silva signed Decree No. 6047 which created the National Policy for Regional Development (Política Nacional de Desenvolvimento Regional, or “PNDR”), the objective of which is to provide guidelines and programming in order to reduce regional inequalities. PNDR’s main source of financing, in addition to the General Budget of the Federal Government, will be regional development funds. PNDR will be monitored by the National Information System for Regional Development—also created by the Decree—and coordinated by the Ministry for National Integration.

On July 20, 2007, President Luiz Inácio Lula da Silva signed Law No. 11,508, modifying Decree-Law No. 2,452/1988, which created the Exports Processing Zones (Zona de Processamento de Exportações or “ZPE”) in Brazil. Law No. 11,508 had some of its articles modified by Law No. 11,732 of June 30, 2008, and was regulated by Decree No. 6.814 of April 6, 2009. The term of the incentives predicted for a business in a ZPE is up to 20 years, renewable for an equal period. Up to 20% of the production of a ZPE can be for the domestic market, but the tax exemption will not available for such domestic production.

On June 12, 2007, the Federal Government announced a set of measures to stimulate the competitiveness of selected industrial sectors affected by the real’s appreciation against the U.S. dollar. Law No. 11,529 of October 22, 2007 defined tax reductions for the purchase of capital goods and production inputs, as well as special loans up to R$12.0 billion for some exporting sectors, such as textiles, wood furniture and shoes.

On December 28, 2007, President da Silva enacted Law No. 11,638, which harmonizes Brazilian accounting legislation with international standards in order to facilitate the operation of foreign companies in Brazil. The Law also makes mandatory the disclosure of corporate balance sheets from large closely held companies and the evaluation of assets and liabilities of share companies by market value. Publicly-traded companies must also release regularly cash flows and added value statements.

On May 12, 2008, the Federal Government announced a new policy for industrial development, (Plano de Desenvolvimento Produtivo). The program consists of a comprehensive set of goals for industrial production and investment, targeting the increase of supply capacity, better results for the balance of payments, improvements on productivity and innovation and development support for medium and small firms. To achieve these goals, the package establishes the following global targets, to be reached by 2010: (i) an increase in the amount of fixed investments (21% GDP compared to 17.6% in 2007), (ii) an increase of Brazil’s world export market share to 125% (compared to 1.18% in 2007), (iii) an increase of private investment in research and development to 0.65% of GDP (compared to 0.51% in 2007), and (iv) a10% increase in the amount of exporting by medium and small-sized firms. On the microeconomic level, the policy focuses on different instruments in order to reach specific goals according to economic sectors, because of the diversity of the industries and different levels of development. In order to stimulate activity, the package includes an additional budget of R$210 billion until 2010 from BNDES to finance the industry and services sector, as well as a 20% reduction in its lending spread. A tax exemption of up to R$21 billion is included in the program and focuses on exporting industries and sectors that provide positive externalities, such as electronics and high technology.

Law No. 11,598 of December 3, 2007, introduced simplified procedures for registering new companies and is intended to encourage the use of corporate formalities. Decree No. 6,620 of October 29, 2008, governs the development of maritime port activities, including the construction and operation of new ports utilized to transport shipments. Contracts for new ports will have a term of 25 years that can be extended for an additional 25 years. Private enterprises that will obtain the right to build and explore new ports will be selected through public auctions.

Provisional Measure No. 450 of December 9, 2008 (subsequently enacted as Law No. 11,943 of May 28, 2009), authorized the creation of the Guarantee Fund for Electric Energy (Fundo Garantidor do Setor Elétrico, or “FGEE”) to be administered by a federal bank. The FGEE will guarantee repayment to banks that finance the construction of hydroelectric stations and transmission lines of energy, provided that the projects are part of PAC.

Law No. 11,909 of March 4, 2009, established new rules for the transport, exploration, stockage, processing and marketing of natural gas. The main approved change is that the transport of gas for consumption by the enterprise itself, purchased straight from the producer, does not need to be conceded, although such practice is still authorized and supervised by the regulatory bodies of the energy sector.

The Federal Government announced, on May 13, 2009, the creation of the FGC to benefit small and middle market companies and anticipates that such program will reduce the spread in credit operations for small and medium companies. The deposits will be made by public banks—Banco do Brasil and BNDES. Provisional Measure No. 464 of June 9, 2009, authorized the Republic to participate in these deposits up to the overall limit of R$4 billion. The deposits made by the Federal Government could generate up to 12 times its value in credit—that is, up to R$48 billion. The increase in volume of resources of the Naval Industry Deposit Guarantee from R$1 billion to R$5 billion, with resources of the National Treasury, was also announced on May 13, 2009.

In order to minimize the contraction of credit due to the global financial crises, the Federal Government implemented measures to stimulate private investments. These measures were emphasized in the interbank market, the foreign exchange market and the use of international reserves, policies on tax exemption, guarantees of public investment and social spending and extensions of credit (via public banks).

The government created the Special Incentives Regime for the Development of Infrastructure Petroleum Industry in the North, Northeast and Midwest (REPENEC) for projects approved before December 31, 2010, with the Provisional Measure No.472, of December 15, 2009. The Special Incentives Regime suspends the collection of IPI, PIS and COFINS on goods and services in the petroleum refining and petrochemical industry in these regions.

The Investment Support Program (ISP) allows the Republic to subsidize the interest rate of loans from BNDES to purchase capital goods and support export and technological innovation. The PSI, launched by Provisional Measure No. 465, of June 29, 2009 (converted into Law No. 12.096 of November 24, 2009 and amended by Provisional Measure No. 487, April 23, 2010), established the maximum value of R$124 billion in assistance to subsidize the interest rates of financing transactions contracted up to December 31, 2010.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

After six years of surpluses, Brazil had a current account deficit in 2008 of US$28.2 billion. The deficit was influenced by the global financial crisis, which produced a foreign and domestic credit crunch, abrupt growth deceleration, and macroeconomic uncertainty leading to the reduction of international trade, amongst other effects. Brazil’s current account deficit in 2008 was due to the decrease of the trade balance, the increase in the number of Brazilians residing abroad and the increase of remittances of profits outside of Brazil by companies located in Brazil.

In 2009, the balance of payments registered a surplus of US$46.7 billion, compared to a surplus of US$3.0 billion in 2008. The current account deficit closed at US$24.3 billion, totaling 1.55% of GDP, compared to a deficit of US$28.2 billion, totaling 1.72% of GDP, in 2008. Exports totaled US$153.0 billion in 2009, a 22.7% decrease from 2008, while imports totaled US$127.6 billion, a 26.3% decrease from 2008. Brazil’s net capital and financial account surplus was US$70.6 billion in 2009 which is an increase from the surplus of US$29.4 billion in 2008. Foreign direct investment net inflows totaled US$25.9 billion in 2009, a decrease of 42% from 2008, and net portfolio investment inflows totaled US$49.1 billion in 2009 versus a net inflow of US$1.1 billion in 2008.

The following table sets forth information regarding Brazil’s balance of payments for each of the periods indicated.

Table No. 12

Balance of Payments(1)

(in millions of dollars)

	2005	2006	2007	2008	2009
Current Account	13,985	13,643	1,551	(28,192)	(24,334)
Trade Balance (fob)	44,703	46,457	40,032	24,836	25,347
Exports	118,308	137,807	160,649	197,942	152,995
Imports	(73,606)	(91,351)	(120,617)	(173,107)	(127,647)
Services and Income Balance	(34,276)	(37,120)	(42,510)	(57,252)	(52,945)
Credit	19,242	25,937	35,447	42,961	36,576
Debit	(53,518)	(63,058)	(77,957)	(100,213)	(89,521)
Current Transfers (net)	3,558	4,306	4,029	4,224	3,263
Capital and Financial Account	(9,464)	16,299	89,086	29,352	70,551
Capital Account(3)	663	869	756	1,055	1,129
Financial Account	(10,127)	15,430	88,330	28,297	69,423
Direct Investment	12,550	(9,380)	27,518	24,601	36,033
Abroad	(2,517)	(28,202)	(7,067)	(20,457)	10,084
In Brazil	15,066	18,822	34,585	45,058	25,949
Portfolio Investments	4,885	9,081	48,390	1,133	49,133
Assets	(1771)	6	286	1,900	2975
Liabilities	6,655	9,076	48,104	(767)	46,159
Derivatives	(40)	41	(710)	(312)	156
Other Investments(4)	(27,521)	15,688	13,131	2,875	(15,900)
Assets	(5,035)	(8,416)	(18,552)	(5,269)	(33,141)
Liabilities	(22,486)	24,104	31,683	8,143	17,241
Errors and Omissions	(201)	628	(3,152)	1,809	434
Overall Balance (Change in reserves)	4,319	30,569	87,484	2,969	46,651

Memo:
Support Package
Loans from the IMF(5)	(23,271)	—	—	—	—

(1)	These figures were calculated in accordance with the methodology set forth in the IMF Balance of Payments Manual, Fifth Edition.
(2)	Preliminary.
(3)	Includes migrant transfers.
(4)	Includes installments and a partial payment under a US$41.8 billion IMF-led support package. See “The Brazilian Economy— Economic Events and Policies”.
(5)	Includes IMF loans other than support package.

Source: Central Bank

Foreign Trade

From 2004 to 2007, Brazil registered successive trade balance surpluses of US$33.6 billion, US$44.7 billion, US$46.5 billion and US$40.0 billion respectively. In 2008, Brazil registered a trade surplus of approximately US$24.8 billion. Exports totaled US$197.9 billion, a 23.2% increase over 2007, while imports totaled US$173.2 billion, a 43.5% increase over 2007. In 2008, a trade balance and service and income deficit of US$57.2 billion resulted in a current account deficit of approximately US$28.2 billion, compared to a current account surplus of approximately US$1.5 billion in 2007.

In 2009, Brazil registered a trade surplus of approximately US$25.3 billion. Exports totaled US$153.0 billion, a 22.7% decrease from 2008, while imports totaled US$127.6 billion, a 26.3% decrease over 2008. In 2009, a trade balance and service and income deficit of US$52.9 billion resulted in a current account deficit of approximately US$24.3 billion, compared to a current account deficit of approximately US$28.2 billion in 2008.

During the first three months of 2010, Brazil registered an accumulated trade surplus of approximately US$0.9 billion, 70.1% less than the trade surplus for the corresponding period of 2009. The current account showed a deficit of approximately US$12.1 billion accumulated from January to March in 2010, compared to an accumulated deficit of around US$4.9 billion for the corresponding period in 2009. The accumulated balance of payments deficit was approximately US$6.2 billion for the first three months of 2010 compared to an accumulated surplus of approximately US$1.2 billion for the corresponding period in 2009.

From 2004 to 2008, total exports amounted to: US$96.5 billion, US$118.3 billion, US$137.8 billion, US$160.6 billion and US$197.9 billion, respectively. During the same period exports of manufactured, semi-manufactured and basic goods totaled: US$52.9 billion, US$13.4 billion and US$28.5 billion in 2004; US$65.1 billion, US$16.0 billion and US$34.7 billion in 2005; US$75.0 billion, US$19.5 billion and US$40.3 billion in 2006; US$83.9 billion, US$21.8 billion and US$51.6 billion in 2007; and US$92.7 billion, US$27.1 billion and US$73.0 billion in 2008, respectively.

In 2009, total exports totaled US$153.0 billion. The largest market for Brazilian products in 2009 was Asia, with exports amounting to approximately US$39.4 billion (25.8% of total exports), followed by the European Union with exports totaling approximately US$34.0 billion (22.3% of total exports). Exports to the European Union amounted to approximately US$8.8 billion in the first quarter of 2010, representing an increase of 16.8% as compared to the corresponding period in 2009 (US$7.5 billion). Exports to the United States decreased from US$27.6 billion in 2008 (or 14.0% of all Brazilian exports) to US$15.7 billion (or 10.3% of total Brazilian exports). Exports to the United States amounted to approximately US$4.3 billion in the first quarter of 2010, representing an increase of 18.7% as compared to the corresponding period in 2009 (US$3.6 billion). Exports to Mercosur countries have decreased from US$21.7 billion (or 11.0% of total exports) in 2008 to US$15.8 billion (or 10.4% of total exports) in 2009. Exports to Mercosur countries amounted to US$4.4 billion during the first quarter of 2010, representing an increase of 56.0% over the corresponding time period in 2009 (US$2.8 billion).

These trends have been influenced by Federal Government initiatives to promote exports. The Program for Export Financing (Programa de Financiamento às Exportações, or “PROEX) is an instrument through which the Brazilian Government endeavors to offer to the Brazilian exporters the same financial conditions encountered in the international markets. On September 13, 1996, the Federal Government approved the elimination of the ICMS on exports of primary and semi-finished goods and on the acquisition of certain fixed assets in an effort to liberalize the export sector and stimulate growth. The Federal Government reimburses States, for periods ranging from 6 to 10 years, for the loss of revenues resulting from the elimination of the ICMS. States experiencing revenue losses of up to 10% are eligible for reimbursement for six years. The reimbursement period is extended by one year for each additional two percentage points of revenue loss above 10%, up to a maximum reimbursement period of ten years. Aggregate reimbursement to the States totaled R$5.2 billion in 2005 and R$3.9 billion in both 2006 and 2007. In 2008 and 2009, aggregate reimbursement to the States totaled R$5.7 billion and R$3.9 billion, respectively.

BNDES has been participating in the effort of maintaining a market-based, competitive environment for Brazilian exporters. BNDES-Exim provides Brazilian producers of goods and services with a source of financing for their commercial transactions with the rest of the world, especially with South American countries, in response to their strategy of strengthening commercial and financial ties to the continent. The goal of supporting the development of the export sector also meets the objective of strengthening the domestic market, operating as an instrument for Brazilian enterprises to increase productivity and improve the quality of their goods and services. BNDES-Exim’s support to Brazilian exporting companies aims at achieving long-term, sustainable development by offering financial instruments for Brazilian businesses abroad. In an effort to increase the competitiveness of Brazilian exports, BNDES created a new type of financing, the Exim-Automatic, which offers credit at competitive rates for international trade of domestic goods and services.

On May 5, 2010, the Federal Government announced a set of measures aimed at improving the country’s trade balance. The main measures with respect to exports are: speeding up the payment of tax credits to exporters, allowing companies to use revenues net of exports to qualify for inclusion in the “SIMPLES” simplified tax management system, introducing an improved drawback system, establishing a state-owned insurance company to provide insurance for long-term export financing, establishing an export-import bank to finance exports, and offering a R$7 billion credit line to finance exports of consumer goods. Another measure is a new rule whereby the Federal Government will exercise a preference towards buying domestic products (the Federal Government will be allowed to buy imported products only if the Brazilian substitute is 25% more expensive).

In addition, in the beginning of the government of President Luiz Inácio Lula da Silva, the National Agency for the Promotion of Exports (Agência de Promoção de Exportações, or “APEX-Brasil”) was restructured. APEX-Brasil has the goal of boosting Brazilian exports. APEX-Brasil helps small and medium-sized companies that plan to become exporters compete to gain a share of the domestic market. To benefit from APEX-Brasil, companies should inquire with their industry or trade association regarding projects under analysis or underway with the Agency. If there are none, a company can ask its association to contact APEX-Brasil.

On August 4, 2006, the CMN of Brazil approved Resolution No. 3,389 which regulates receipts from Brazilian exports and the internalization of the foreign currency resulting from such receipts. Initially, Resolution No. 3,389, article No. 1, established a cap of 30% of export receipts as the maximum amount permitted to be maintained abroad by exporters. Thereafter, CMN Resolution No. 3,548 of March 12, 2008 (replaced by CMN Resolution No. 3,719 of April 30, 2009) abolished that limit, allowing the exporters to maintain the integrality of the receipts from their exports abroad. See “Foreign Exchange Rates and Exchange Controls”.

Imports

Imports grew every year from 2004 until 2007, totaling: US$62.8 billion, US$73.6 billion, US$91.4 billion, and US$120.6 billion, respectively. During the same period, imports from the European Union also increased every year, amounting to US$15.9 billion (or 25.4% of all Brazilian imports); US$18.1 billion (or 24.7% of all Brazilian imports); US$20.2 billion (or 22.1% of all Brazilian imports) and US$26.7 billion (or 22.2% of all Brazilian imports), respectively. Imports from the United States also increased each year from 2004 until 2007, totaling US$11.5 billion (or 18.4% of all Brazilian imports); US$12.9 billion (or 17.5% of all Brazilian imports); US$14.8 billion (or 16.2% of all Brazilian imports) and US$18.9 billion (or 15.7% of all Brazilian imports), respectively. Finally, Mercosur imports also increased during this period, amounting to US$6.4 billion (or 10.2% of all Brazilian imports); US$7.1 billion (or 9.6% of all Brazilian imports); US$9.0 billion (or 9.8% of all Brazilian imports) and US$11.6 billion (or 9.6% of all Brazilian imports), respectively.

In 2009, total imports decreased 26.2%, from US$173.0 billion in 2008 to US$127.6 billion. Imports from the European Union, the United States and Mercosur members amounted to US$29.2 billion (or 22.9% of all Brazilian imports), US$20.2 billion (or 15.8% of all Brazilian imports) and US$13.1 billion (or 10.3% of all Brazilian imports), respectively.

According to preliminary estimates, imports for the first three months of 2010 totaled approximately US$38.3 billion, a 36% increase from the US$28.2 billion observed in the corresponding period in 2009. Imports from the European Union, the United States and Mercosur members in the first three months of 2010 totaled US$8.3 billion; US$5.7 billion; and US$3.6 billion, respectively. These amounts represent growth rates of 32.5% (European Union), 6.3% (United States) and 41.1% (Mercosur) over the amounts registered in the same period of 2009 (US$6.3 billion, US$5.4 billion and US$2.6 billion, respectively).

Brazil has reduced its import tariffs in the past. In 1991, the Federal Government announced a schedule for tariff reductions for a three-year period ending in January 1994, aimed at attaining rates varying from 0% to 40%, with an average tariff of 14.2%. The Federal Government subsequently accelerated certain scheduled adjustments and implemented the last set of tariff reductions on July 1, 1993, when the average duty and the maximum tariff were reduced to 14.4% and 40%, respectively. In an effort to contain inflation, the Federal Government also implemented in September and October 1994 significant new tariff reductions, covering over 5,000 products and reducing the average tariff to 11.32%. From November 30, 1997 to December 31, 1999, the average tariff was 13.8%. The average tariff dropped to 13.0% as of January 1, 2001 as a result of Decree No. 3,704 dated December 27, 2000 (Decree No. 4,088 of January 15, 2002, revoked Decree No. 3,704 of December 27, 2000); the maximum tariff was 55% as of that date. In 2009, the average tariff reached 11.44%, and the maximum tariff was 35.0%.

Average tariffs were also reduced as a result of Brazil’s implementation of a schedule of preferences applicable to imports from Mercosur countries. Mercosur members enjoyed a 75% discount from otherwise applicable rates during the second half of 1993 and 82% during the first half of 1994. This discount was raised to 89% beginning July 1, 1994 and to 100% beginning January 1, 1995, although certain products were excepted from this discount. In December 1994, the four member countries of Mercosur established January 1, 1995 as the date for the implementation of the CET, intended to transform the region into a customs union. The CET ranges from 0.0% to a maximum of 20.0%, but each member country is allowed a certain number of exceptions to the CET. The products on each country’s list of exceptions have tariffs varying from the CET. On December 7, 2009, Mercosur members decided to extend the expiration deadline of the list of exceptions to the common external tariff for Brazil and Argentina until December 31, 2011. Paraguay and Uruguay will be able to maintain their list of exceptions until December 31, 2015.

Brazil was a signatory to the Final Act of the GATT Uruguay Round, pursuant to which it committed to staged reductions in tariffs beginning in 1995 over five years with respect to industrial products and over ten years with respect to agricultural products.

The following table sets forth certain details regarding Brazil’s foreign trade for the years indicated.

Table No. 13

Principal Foreign Trade Indicators

	2005	2006	2007	2008	2009
Exports as % of GDP	13.4%	12.7%	11.8%	12.1%	9.6%
Imports as % of GDP	8.3%	8.4%	8.8%	10.6%	8.0%
Trade Balance as % of GDP	5.1%	4.3%	2.9%	1.5%	1.6%
Growth (Decline) in foreign trade(2)	20.5%	19.4%	22.7%	31.9%	(24.4)%
Exports—% Increase (Decrease)(3)	22.6%	16.5%	16.6%	23.2%	(22.7)%
Imports—% Increase (Decrease)(3)	17.1%	24.1%	32.0%	43.5%	(26.3)%
Exports/Imports(4)	1.61	1.51	1.33	1.14	1.20
Exports
US$ in millions	$118,308	$137,808	$160,649	$197,942	$152.995
1,000 tons	396,989	424,389	461,655	468,942	461.371
% change from prior period(5)	5.6%	6.9%	8.8%	1.6%	(1.6)%
Imports
US$ in millions	$73,606	$91,351	$120,617	$173,107	$127,647
1,000 tons	93,608	102,272	118,950	124,494	121,776
% change from prior period(5)	(8.9)%	9.3%	16.3%	4.7%	(2.2)%
Trade Balance (US$ in millions)	$44,703	$46,457	$40,032	$24,836	$25,347

(1)	Preliminary.
(2)	Percentage change in exports and imports from previous year.
(3)	Percentage change from previous year.
(4)	Exports divided by imports.
(5)	Percentage change in volume, by weight.

Source: Central Bank and Applied Economics Research Institute.

The following tables set forth certain information regarding exports and imports by major commodity groups for the periods indicated.

Table No. 14

Exports (FOB Brazil)(1)

	2005		2006		2007		2008		2009(2)
Item	in $millions	% of total	in $millions	% of total	in $millions	% of total	in $millions	% of total	in $millions	% of total
Livestock and animal products	$7,965	6.7	$8,162	5.9	$10,802	6.7	$13,974	7.1	$11,225	7.3
Vegetable products	9,084	7.7	10,329	7.5	13,574	8.4	18,563	9.4	18,198	11.9
Oils, fat and waxes of animals and plants	1,486	1.3	1,396	1.0	1,936	1.2	2,992	1.5	1,471	1.0
Food, beverage and tobacco	12,932	10.9	16,391	11.9	17,720	11.0	21,741	11.0	22,854	14.9
Mineral products	15,660	13.2	20,993	15.2	26,057	16.2	38,185	19.3	28,709	18.8
Chemical products	5,419	4.6	6,574	4.8	8,000	5.0	9,481	4.8	8,107	5.3
Plastic, rubber and derivative products	3,421	2.9	4,183	3.0	4,954	3.1	4,961	2.5	4,452	2.9
Fur, leather and derivative products	1,558	1.3	2,040	1.5	2,353	1.5	2,039	1.0	1,287	0.8
Wood, wood charcoal and products, etc.	3,033	2.6	3,163	2.3	3,341	2.1	2,762	1.4	1,681	1.1
Paste of wood, paper and derivative products, etc.	3,460	2.9	4,075	3.0	4,793	3.0	5,898	3.0	5,046	3.3
Textile materials and derivative products	2,202	1.9	2,109	1.5	2,364	1.5	2,425	1.2	1,896	1.2
Shoes, hats, etc.	1,984	1.7	1,972	1.4	2,046	1.3	2,032	1.0	1,481	1.0
Articles of stone, ceramic, glass, etc.	1,664	1.4	1,979	1.4	2,091	1.3	1,897	1.0	1,406	0.9
Natural pearls, precious stones etc.	762	0.6	1,081	0.8	1,243	0.8	1,544	0.8	1,737	1.1
Common metals and derivative products	13,180	11.1	15,313	11.1	16,852	10.5	20,359	10.3	12,259	8.0
Machinery and equipment, electric materials, etc.	15,157	12.8	17,331	12.6	17,761	11.1	19,441	9.8	13,326	8.7
Transport materials	15,297	12.9	16,063	11.7	19,452	12.1	22,385	11.3	13,003	8.5
Scientific instruments and equipment	522	0.4	665	0.5	742	0.5	831	0.4	694	0.5
Weapons and ammunition	110	0.1	134	0.1	201	0.1	260	0.1	338	0.2
Goods and diverse products	1,229	1.0	1,229	0.9	1,361	0.8	1,333	0.7	997	0.7
Objects of art, collection and antiques	5	0.0	11	0.0	9	0.0	19	0.0	34	0.0
Special transactions	2,179	1.8	2,614	1.9	2,996	1.9	4,821	2.4	2,796	1.8

Total	118,308	100.0	137,807	100.0	160,649	100.0	197,942	100.0	152,995	100.0

(1)	According to the NCM: Nomenclatura Comum do MERCOSUR (Common Nomenclature of MERCOSUR).
(2)	Preliminary.

Source: Ministry of Development, Industry and Foreign Trade

Table No. 15

Imports (FOB Country of Origin)(1)

	2005		2006		2007		2008		2009(2)
Item	in $millions	% of total	in $millions	% of total	in $millions	% of total	in $millions	% of total	in $millions	% of total
Livestock and animal products	$594	0.8	$760	0.8	$949	0.8	$1,240	0.7	$1,294	1.0
Vegetable products	1,726	2.3	2,203	2.4	3,117	2.6	4,377	2.5	3,578	2.8
Oils, fat and waxes of animals and plants	212	0.3	297	0.3	460	0.4	743	0.4	599	0.5
Food, beverage and tobacco	830	1.1	1,012	1.1	1,250	1.0	1,511	0.9	1,569	1.2
Mineral products	14,543	19.8	18,921	20.7	24,330	20.2	37,180	21.6	20,121	15.8
Chemical products and derivative products	12,471	16.9	13,936	15.3	19,723	16.4	29,466	17.0	21,576	16.9
Plastic, rubber and derivative products	4,422	6.0	5,244	5.7	6,597	5.5	9,100	5.3	7,084	5.5
Fur, leather and derivative products	217	0.3	278	0.3	337	0.3	427	0.2	338	0.3
Wood, wood charcoal and derivative products.	88	0.1	122	0.1	149	0.1	189	0.1	123	0.1
Paste of wood, paper and derivative products.	977	1.3	1,256	1.4	1,493	1.2	1,906	1.1	1,510	1.2
Textile materials and derivative products	1,518	2.1	2,142	2.3	3,010	2.5	3,833	2.2	3,481	2.7
Shoes, hats, etc.	148	0.2	183	0.2	276	0.2	410	0.2	421	0.3
Articles of stone, ceramic, glass, etc.	525	0.7	584	0.6	781	0.6	1,097	0.6	866	0.7
Natural pearls, precious stones, etc.	223	0.3	326	0.4	433	0.4	545	0.3	368	0.3
Common metals and derivative products	4,136	5.6	5,970	6.5	8,302	6.9	11,480	6.6	7,780	6.1
Machinery and equipment, electric materials, etc.	22,089	30.0	26,644	29.2	33,298	27.6	45,624	26.3	36,603	28.7
Transport materials	5,455	7.4	7,212	7.9	10,458	8.7	16,351	9.4	14,188	11.1
Scientific instruments and equipment	2,999	4.1	3,650	4.0	4,760	3.9	6,248	3.6	5,091	4.0
Weapons and ammunition	5	0.0	13	0.0	9	0.0	21	0.0	28	0.0
Goods and diverse products	425	0.6	591	0.6	869	0.7	1,210	0.7	1,025	0.8
Objects of art, collection and antiques	3	0.0	5	0.0	15	0.0	23	0.0	5	0.0
Special transactions	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0

Total	73,606	100.0	91,351	100.0	120,618	100.0	172,985	100.0	127,647	100.0

(1)	According to the NCM: Nomenclatura Comum do MERCOSUR (Common Nomenclature of MERCOSUR).
(2)	Preliminary.

Source: Ministry of Development, Industry and Foreign Trade

The following tables set forth certain information regarding the destination of Brazil’s exports and the sources of its imports for the periods indicated.

Table No. 16

Exports (FOB Brazil) by Region

	2005		2006		2007		2008		2009(5)
Item	in $millions	% of total	in $millions	% of total	in $millions	% of total	in $millions	% of total	in $millions	% of total
LAIA(1)	$25,428	21.49	$31,495	22.85	$36,426	22.67	$43,095	21.77	$29,897	19.54
MERCOSUR	11,726	9.91	13,986	10.15	17,354	10.80	21,737	10.98	15,829	10.35
LAIA ex-MERCOSUR	13,702	11.58	17,510	12.71	19,072	11.87	21,357	10.79	14,068	9.19
USA(2)	22,741	19.22	24,773	17.98	25,314	15.76	27,648	13.97	15,740	10.29
CARICOM(3)	2,466	2.08	2,354	1.71	2,447	1.52	4,812	2.43	3,180	2.08
Canada	1,944	1.64	2,281	1.66	2,362	1.47	1,866	0.94	1,712	1.12
Others America	2,297	1.94	2,678	1.94	3,006	1.87	3,371	1.70	2,648	1.73
EU	26,493	22.39	31,045	22.53	40,428	25.17	46,395	23.44	34,037	22.25
EFTA(4)	983	0.83	1,434	1.04	1,808	1.13	2,339	1.18	2,665	1.74
Eastern Europe	3,861	3.26	3,892	2.82	4,309	2.68	5,580	2.82	3,383	2.21
Other Western European Countries	691	0.58	753	0.55	935	0.58	1,182	0.60	892	0.58
Asia (ex-Middle Eastern)	18,552	15.68	20,816	15.11	25,086	15.62	37,442	18.92	39,426	25.77
Middle Eastern	4,286	3.62	5,749	4.17	6,399	3.98	8,055	4.07	7,552	4.94
Africa	5,977	5.05	7,456	5.41	8,578	5.34	10,170	5.14	8,692	5.68
Oceania	530	0.45	598	0.43	702	0.44	1,356	0.69	558	0.36
Others	2,059	1.74	2,482	1.80	2,848	1.77	4,631	2.34	2,614	1.71

Total	118,308	100.00	137,807	100.00	160,649	100.00	197,942	100.00	152,995	100.00

(1)	Latin American Integration Association.
(2)	Includes Puerto Rico.
(3)	Caribbean Community and Common Market.
(4)	European Free Trade Association.
(5)	Preliminary.

Source: Ministry of Development, Industry and Foreign Trade

Table No. 17

Imports (FOB Country of Origin) by Region

	2005		2006		2007		2008		2009(5)
Item	in $millions	% of total	in $millions	% of total	in $millions	% of total	in $millions	% of total	in $millions	% of total
LAIA(1)	$11,617	15.78	$16,282	17.82	$20,563	17.05	$27,281	15.77	$21,884	17.14
MERCOSUR	7,054	9.58	8,967	9.82	11,625	9.64	14,934	8.63	13,107	10,27
LAIA ex-MERCOSUR	4,563	6.20	7,314	8.01	8,938	7.41	12,347	7.14	8,777	6.88
USA(2)	12,853	17.46	14,817	16.22	18,888	15.66	25,811	14.92	20,183	15.81
CARICOM(3)	117	0.16	149	0.16	175	0.14	378	0.22	196	0.15
Canada	1,019	1.38	1,194	1.31	1,709	1.42	3,210	1.86	1,601	1.25
Others America	255	0.35	419	0.46	659	0.55	826	0.48	614	0.49
EU	18,146	24.65	20,203	22.12	26,734	22.16	36,179	20.91	29,216	22.89
EFTA(4)	1,516	2.06	1,677	1.84	2,731	2.26	2,901	1.68	2,561	2.01
Eastern Europe	1,174	1.59	1,434	1.57	2,767	2.29	5,338	3.09	2,105	1.65
Others Europe	121	0.16	168	0.18	234	0.19	382	0.22	434	0.34
Asia (ex-Middle Eastern)	16,870	22.92	22,888	25.06	30,723	25.47	47,131	27.25	36,142	28.31
Middle Eastern	2,510	3.41	3,165	3.46	3,205	2.66	6,231	3.60	3,142	2.46
Africa	6,662	9.05	8,111	8.88	11,347	9.41	15,761	9.11	8,465	6.63
Oceania	662	0.90	766	0.84	807	0.67	1,310	0.76	899	0.70
Others	85	0.11	78	0.09	78	0.06	247	0.14	205	0.16

Total	73,606	100.00	91,351	100.00	120,617	100.00	172,985	100.00	127,647	100.00

(1)	Latin American Integration Association.
(2)	Includes Puerto Rico.
(3)	Caribbean Community and Common Market.
(4)	European Free Trade Association.
(5)	Preliminary.

Source: Ministry of Development, Industry and Foreign Trade

Foreign Investment

From 2004 to 2007 net foreign direct investment inflows totaled US$18.1 billion, US$15.1 billion, US$18.8 billion and US$34.6 billion, respectively, while net foreign portfolio investment reversed from an outflow of approximately US$4.0 billion in 2004 to inflows of US$6.7 billion in 2005, US$9.1 billion in 2006 and US$48.1 billion in 2007.

In 2009, net foreign direct investment inflows decreased 42.4% to US$25.9 billion, from US$45.1 billion in 2008. Net foreign portfolio investment increased in 2009 to US$46.2 billion, from negative US$0.8 billion in 2008. Net foreign direct investment in the first quarter of 2010 totaled approximately US$5.7 billion compared with approximately US$5.34 billion during the corresponding period in 2009, an increase of 5.9%, and net foreign portfolio investment totaled US$9.3 billion in the first quarter of 2010.

External financing needs, defined as the difference of the current account deficit minus net foreign direct investment, have been negative since January 2002 when it totaled $9.0 billion. In 2009, Brazilian external financing needs were negative US$1.6 billion, but became positive again in 2010. Brazil received more through net foreign direct investment than it needed to finance its current account from 2002 to 2009. For the last twelve months ending in March 2010 Brazilian external financing needs were US$5.25 billion.

The following table sets forth information regarding foreign direct and portfolio investment in Brazil for each of the years indicated.

Table No. 18

Foreign Direct and Portfolio Investment in Brazil

	Inflows			Outflows			Total
	Portfolio(1)	Direct(2)	Total	Portfolio(1)	Direct(2)	Total	Portfolio	Direct	Total
	(in millions of dollars)
2005	59,376	30,062	89,438	52,721	14,996	67,717	6,655	15,066	21,722
2006	99,367	32,399	131,766	90,291	13,577	103,868	9,076	18,822	27,898
2007	209,927	50,233	260,160	161,823	15,648	177,470	48,104	34,585	82,689
2008	266,460	71,836	338,296	267,227	26,778	294,005	(767)	45,058	44,291
2009(3)	194,451	53,507	247,958	148,292	27,558	175,851	46,159	25,949	72,107

(1)	Includes equity securities, bonds, commercial paper and notes, except those related to external debt restructurings.
(2)	Includes reinvested earnings and excludes intercompany debt transactions.
(3)	Preliminary.

Source: Central Bank

The floating rate regime allowed for growth in the export value of goods (from US$48.0 billion in 1999 to US$153.0 billion in 2009), a reduction in gross external debt (from US$225.6 billion in 1999 to US$198.2 billion in 2009), especially with regards to the public sector, and a recovery of international reserve levels (from US$36.3 billion in 1999 to US$239.1 billion in 2009). In addition to the positive impact contributed by these variables, Brazilian real economy had an average growth of 3.1% from 1999 to 2009, primarily due to the improvement of Brazil’s external sector vulnerability economic indicators, such as: (i) debt service to exports ratio (126.5% to 28.5%); (ii) debt service to GDP ratio (11.3% to 2.8%); (iii) external debt to GDP ratio (42.0% to 12.6%); (iv) international reserves to total external debt ratio (16.1% to 120.6%); (vi) total external debt to exports ratio (4.7% to 1.3%); and (vii) net total external debt to exports ratio (3.6% to negative 0.4%).

The Federal Government has periodically taken measures to control the inflow of foreign capital in order to facilitate the conduct of monetary policy and to regulate the level of Brazil’s international reserves. The Federal Government frequently adjusts details of fiscal policy in order to promote or restrict the flow of foreign capital into Brazil. Measures taken by the Federal Government for these purposes include: raising or lowering tax rates on financial transactions; establishing restrictions on investments in fixed income assets; authorizing or prohibiting settlement of foreign loans and financings in advance; and raising or lowering the net amount of foreign reserves a bank may hold without depositing such reserves in the Central Bank.

In accordance with Decree No. 6,983 of September 19, 2009, the Federal Government introduced a rate of 2% IOF on foreign exchange transactions for remittance of interest on capital and dividends received by foreign investors with fixed income investments and investments in the stock market. The Federal Government also established, by Decree No. 7,011 of November 18, 2009, a rate of 1.5% IOF on new issues of Depositary Receipts (DRs) abroad.

The CMN adopted two resolutions in 2000 that were intended to simplify the procedures for registering foreign investments in Brazil; Resolution No. 2,689 of January 26, 2000 and Resolution No. 2,742 of June 28, 2000. CMN Resolution No. 2,770 dated August 30, 2000 further modified and consolidated rules relating to foreign credit transactions. See “—Foreign Exchange Rates and Exchange Controls”.

On November 25, 2004, the CMN adopted Resolution No. 3,245, which establishes that the CVM may authorize the private sale of shares held by foreign investors. The approval of the CVM is to be conditioned upon the following: (i) the shareholders agreement having been signed at least six months prior to the sale; (ii) the sale not involving the transfer of control of the corporation, and (iii) the sale being an exercise of right (exercício de direito) or an obligation (força de obrigação) under the shareholders agreement.

On March 12, 2008, the Ministry of Finance issued a set of measures aimed at containing the appreciation of the real and stimulating exports. These measures included: (i) the elimination of the IOF on exports and (ii) a complete elimination of the repatriation requirement for export revenues, which was formerly 70%.

International Reserves

The second half of 2002 and the first quarter of 2003 posed several challenges for Brazil, which arose in large part from the effects of Argentina’s financial crisis, a weak global economy, uncertainties about the country’s national elections held in October 2002 and concerns about terrorism and tensions in the Middle East. From July through October 2002, the real declined against the U.S. dollar reaching a low of R$3.9552 to US$1.00 on October 22, 2002. Net foreign investment also declined significantly, with net foreign direct investment falling to US$16.6 billion in 2002, a 26.1% decrease from 2001, and net foreign portfolio outflows reaching US$4.8 billion. Other investment flows were also negative in 2002, totaling US$231 million. In 2002, Brazil requested and was granted a 15-month standby facility by the IMF of SDR 22.8 billion (approximately US$31.4 billion) to support the country’s economic and financial program through December 2003.

As the Federal Government continued to pursue an economic policy emphasizing fiscal discipline, a floating exchange rate and inflation targeting, Brazil was able to regain access to the international capital markets in 2003. In addition, the real began to appreciate against the U.S. dollar, ending at a ratio of R$2.8892 to US$1.00 in 2003. Brazil’s international reserves stood at US$49.3 billion on December 31, 2003.

During 2003, the National Treasury was permitted to purchase U.S. dollars in the foreign currency markets in Brazil. The U.S. dollars so purchased were used to make payments in respect of Brazil’s external debt. Although the proceeds were reserved for external debt payments, these purchases had the effect of keeping Brazil’s international reserves at levels higher than they would otherwise have been, because they replaced withdrawals that would otherwise have been made. To promote transparency in the Republic’s accounts, the Minister of Finance and the President of the Central Bank agreed in January 2004 to have the National Treasury purchase from the Central Bank all foreign currency that Brazil needed to make payments in respect of its external debt. The Central Bank may either provide the National Treasury with foreign currency from Brazil’s international reserves or purchase such foreign currency in the foreign currency markets in Brazil.

From 2005 to 2008, Brazil’s international reserves increased every year and totaled US$52.9 billion, US$53.8 billion, US$85.8 billion, US$180.3 billion and US$193.8 billion, respectively, at each year end.

Brazil’s international reserves totaled US$261.3 billion as of August 31, 2010, after reaching US$238.5 billion on December 31, 2009.

The following table sets forth certain information regarding Brazil’s international reserves at the dates indicated.

Table No. 19

International Reserves

	As of December 31,
	2005	2006	2007	2008	2009
Total Gold and Foreign Exchange	53,699	85,146	164,427	191,869	229,819
Gold(1)	554	683	901	940	1,175
Foreign Exchange	53,145	84,463	163,526	190,929	228,644
Special Drawing Rights	29	8	2	1	4,510
Other reserve assets(2)	72	685	15,905	1,913	3,244
Total Official Reserves	$53,799	$85,839	$180,334	$193,783	$238,520

(1)	Includes available stock of financial gold plus time deposits.
(2)	Includes financial derivatives, loans to nonbank nonresidents (includes export credit), reverse repo (securities borrowed with other securities used as collateral) and others.

Source: Central Bank

Foreign Exchange Rates and Exchange Controls

The Brazilian foreign exchange system has been structured to enable the Federal Government, through the Central Bank, to regulate and control foreign exchange transactions carried out in Brazil.

CMN Resolution No. 2,110, a Plano Real initiative, provides that the Central Bank has an obligation to sell U.S. dollars in the foreign exchange market whenever the real reaches parity with the U.S. dollar. In response to deterioration in Brazil’s current account, on March 6, 1995 the Central Bank formalized an exchange band system, pursuant to which the real was permitted to float against the U.S. dollar within bands established by the Central Bank. Under the exchange band system, the Central Bank was committed to intervene in the market whenever rates approached the upper and lower limits of the band. This commitment did not eliminate the possibility of the Central Bank intervening when necessary to avoid extreme oscillations in the exchange rate.

On January 13, 1999, Gustavo H.B. Franco, the president of the Central Bank and one of the architects of the Plano Real, resigned and was replaced by Francisco Lopes, who attempted a controlled devaluation of the real by widening the band within which the real was permitted to trade. Subsequent Central Bank intervention failed to keep the real-U.S. dollar exchange rate within the new band, however, and on January 15, 1999, the Central Bank announced that the real would be permitted to float, with Central Bank intervention to be made only in times of extreme volatility. See “The Brazilian Economy—Economic Events and Policies”.

From 2002 until 2007, the real appreciated successively from year to year. It decreased from R$3.5333 to US$1.00 on December 31, 2002, to R$2.8892 to US$1.00 on December 31, 2003, to R$2.6544 to US$1.00 on December 31, 2004, to R$2.3407 to US$1.00 on December 30, 2005, to R$2.1380 to US$1.00 on December 31, 2006, then to R$1.7713 to US$1.00 on December 31, 2007.

In 2008, the real ended the year with a rate of R$2.337 to US$1.00 on December 31, 2008. The most important source of the real depreciation was the increase of remittances abroad due to foreign investor’s necessity to cover losses in other economies. After registering record liquid entries of US$87.5 billion in 2007, such remittances resulted in liquid exits of US$983 million in 2008, the first negative result since 2002. The depreciation of the real was also due to the shortage of external trade financing (from the fourth quarter of 2008), which reduced the funding for the operations of long positions in foreign exchange.

The real ended the year with a rate of R$1.7412 to US$1.00 on December 31, 2009. The most important source of the real appreciation in relation to the previous year was the increase of liquid entries of US$28.7 billion in 2009 after registering liquid exits of US$983 million in 2008, the first negative result since 2002. The appreciation of the real was also due in part to the financial segment, which had new external credit conditions after overcoming the acute phase of the international crisis and reported a liquid entry of US$18.8 billion in 2009 against liquid exits of US$48.9 billion in 2008. Moreover, there was a liquid entry in the commercial segment which had a surplus of US$9.9 billion in 2009.

Resolution No. 3,548 of March 12, 2008, abolished the upper limit in article No. 1 of the CMN Resolution No. 3,389 (it was replaced by Resolution No. 3,719, dated April 30, 2009), allowing exporters to maintain export revenues outside Brazil.

CMN Resolution No. 3,568 dated May 29, 2008, sets forth the Brazilian exchange rate market, its operations, the agents authorized to operate in this market by the Central Bank and the preconditions to obtaining this authorization. The Resolution also sets forth that the exchange rate transactions may have a maximum period for liquidation of 750 days, beginning on the date of transaction. CMN Resolution No. 3,568 became effective on July 1, 2008. The external sector adjustment accounted for since 2003 and the consequent inflow of foreign currency both contributed to the flexibility of foreign exchange market norms, causing a reduction in export company costs and efficiency gains for the Republic as a whole. Provisional Measure No. 315 dated August 3, 2006 (subsequently enacted into Law No. 11,371 issued on November 28, 2006) addresses juridical safety and the simplification of foreign exchange market procedures. The most important modifications implemented by Law No. 11,371 were: (i) permitting exchange rate exposure on export operations, and allowing foreign currency to be deposited in financial institutions overseas, observing the limits imposed by the CMN (previously, such exporters were required to repatriate 100% of their export earnings); (ii) holding the Central Bank responsible for maintaining the registrations of foreign exchange market operations and supplying the Federal Revenue Secretariat (Secretaria da Receita Federal, or “SRF”) with information concerning export proceeds (pursuant to Joint Administrative Act SRF/BACEN No. 1,064 of October 26, 2006); (iii) permitting the use of foreign exchange contracts (as regulated by the Central Bank) in operations up to $3,000 (or the equivalent amount in other currencies); (iv) as of June 30, 2007, updating the registry in the Central Bank of external capital accounted for in resident companies as of December 31, 2005 that are not yet registered and not subject to other forms of registry in the Central Bank (such change is regulated by Central Bank Circular No. 3,344 dated March 7, 2007); (v) abolishing fines on Brazilian import operations for payment delays or for not forming an agreement for the relevant foreign exchange operation; and (vi) allowing the use of reais in duty free stores authorized to operate in international ports and airports.

On February 2, 2005, the Central Bank began offering swaps that were the reverse of those it had previously been offering. Under the new inverted swaps, the Central Bank is to make taxa Over/Selic payments in exchange for U.S. dollar payments. These swaps are intended to hedge foreign exchange risk. The Central Bank sold a net value of approximately R$53.3 billion of such swaps during 2005;. R$11.2 billion in 2006; R$13.4 billion in 2007; R$67.4 billion in 2008; and R$27.8 billion in 2009.

Central Bank Circular No. 3,325 dated August 24, 2006, which regulates CMN Resolution No. 3,389 dated August 4, 2006 (replaced by Resolution No. 3,719, dated April 30, 2009), extended the term of export foreign exchange contracts to 360 days from 210 days, while it maintained the maximum term of 360 days between the date of the agreement and the satisfaction of the contract in import foreign exchange operations. Also, the Circular (i) allows the use of amounts deposited in overseas banks for external payments in the name of the account owner, with a few exceptions provided by Law No. 11,371; (ii) eliminates restrictions for simplified foreign exchange import and export contracts when conducted through financial institutions; and (iii) defines the proceedings for simultaneous agreement of simplified export contracts in foreign currencies intending to include amounts held outside Brazil and eliminates the need to tie short term export and import foreign exchange contracts to respective registries in the Integrated System of External Trade (Sistema Integrado de Comércio Exterior).

CMN Resolution No. 3,389 of August 4, 2006, modified by Resolution No. 3,548 of March 14, 2008 (replaced by Resolution No. 3,719, dated April 30, 2009), establishes that exporters can maintain abroad up to 100% of their export revenues. CMN Resolution No. 3,568 of May 29, 2008, simplifies a series of procedures in foreign exchange transactions: (i) banks (with respect to Development Banks, only for special operations authorized by the Central Bank) and Caixa Econômica Federal are authorized to conduct all foreign exchange transactions; (ii) financial foreign exchange export and import transactions and transfers to and from Brazil up to $50,000 can be made through simplified exchange contracts; (iii) agents authorized to operate in the Exchange Rate Market, foreigners living temporarily in Brazil and Brazilians residing abroad are allowed to keep banking accounts in foreign currencies in the banks authorized to operate in the foreign exchange market; (iv) exchange transactions of reais to foreign currencies between financial institutions in Brazil and abroad are allowed; (v) the requirement to present documentation for purchase and sale of foreign currencies in amounts of up to US$3,000 is dismissed, provided the remitter and beneficiary are identified; (vi) the Central Bank is authorized to use a simplified register of foreign exchange operations for up to $3,000; and (vii) the limit is raised from $20,000 to $50,000 for simplified export and import foreign exchange operations when conducted by non-banking financial institutions.

CMN Resolution No. 2,770 dated August 30, 2000 and Central Bank Circular No. 3,027 dated February 14, 2001, are intended to simplify the rules for the registration of foreign credit transactions. The new rules eliminate the need to obtain the prior authorization of the Central Bank with respect to foreign credit transactions, including bond issuances, for private sector borrowers or issuers. The new rules require only that such transactions be registered at the time the exchange contract for the entry of the funds into the country is signed. In addition, the Central Bank introduced a system for the electronic registration of foreign credit transactions called the Registration of Financial Transactions (Registro de Operações Financeiras). The new rules further require funds raised abroad to be deposited in real in a local bank in Brazil, but permit financial institutions and leasing companies to retain funds outside Brazil in connection with credit transactions tied to export operations.

On January 2, 2006, pursuant to Circular No. 3,307 of December 30, 2005, the Central Bank eliminated its restrictions on the amount of long positions in foreign exchange that banks could keep. Prior to that date, financial institutions were prohibited from maintaining long positions exceeding US$6 million in the aggregate.

On March 30, 2007, the CVM published Resolution No. 450 that allows local Brazilian mutual funds to invest abroad 10% to 20% of their assets, depending on the type of fund. This measure is seen as another step in the path towards an eventual convertible Brazilian currency. According to Central Bank data, the size of the local Brazilian mutual fund industry is around R$1,296.7 billion as of December 2009. For the CVM resolution to take effect, it will be necessary for Congress to change the current foreign exchange legislation. CVM is working with the Central Bank to implement the necessary regulatory changes.

Decree No. 6,345 of January 4, 2008 determined that for interbank foreign exchange operations among institutions of the national financial system, and between these institutions and foreign banks, the IOF will equal zero. Decree No. 6,391 of March 12, 2008 eliminated the IOF on exports and reduced the foreign exchange cover from 70% to 0% (exporters are no longer required to bring proceeds from exports to the country).

According to Law No. 11,803 of November 5, 2008, the Central Bank is authorized to maintain accounts of deposit in reais for foreign central banks and institutions or residents with offices abroad that provide clearing, settlement and custody in the international market. Article No. 8 establishes that the banks allowed to operate a foreign exchange market in the country could comply with the orders of payment in reais received abroad, through the use of resources in real kept in the deposit accounts for banks headquartered or located abroad. The National Monetary Council approved the Circular No. 3,430, on January 16, 2009, regulating international payment orders in reais. Circular of the Central Bank No. 3,401 of August 15, 2008, altered the Regulation of the Exchange Market and International Capital. The changes aimed to reduce the transaction costs, simplify and remove the bureaucracy from the rules of the exchange market. The main alterations were: i) removal of the limit on positions bought in exchange by the non-bank financial institutions – the maximum limit of positions bought was of US$500 thousand (the non-bank financial institutions are still prevented from having positions sold in exchange); ii) removal of the restriction to use a credit card issued abroad for payment of services provided by individuals or legal entities outside the Brazilian territory; iii) elimination of the obligation to inform the Central Bank at least 30 days in advance of the early payment of commitments of a financial nature abroad registered in this exchange; iv) to increase from 720 to 750 days the maximum term for the liquidation of the interbank, arbitrage and term operations; and v) permission to use the simplified foreign exchange payment slip for all spot exchange operations.

Law No. 11,882 of December 23, 2008 established criteria and conditions for loans in foreign currency for Brazilian enterprises and allowed banks with liabilities in foreign currency to obtain resources from financial institutions that do not participate in 10% or more of the capital of other institutions.

The National Monetary Council approved Resolution No. 3,844 of March 23, 2010, consolidating the general provisions relating to foreign capital. Resolution No. 3,844 deals exclusively with the recordation of direct investment flows, foreign credits, royalties, technology transfers and foreign leases. Circular No. 3,491 of March 24, 2010 regulated this matter, addressing operational aspects and simplifying the registration of operations. Circular No. 3,493 of March 10, 2010 updated the Regulation of Foreign Exchange Market and International Capital (Mercado de Câmbio e Capitais Internacionais, or “RMCCI”), continuing the improvement process of the Brazilian exchange market that has been conducted by the Central Bank in recent years.

Brazilian law provides that whenever there is a serious imbalance in Brazil’s balance of payments or serious reasons to foresee such an imbalance, the Federal Government may, for a limited period of time, impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, as it did for approximately six months in 1989 and early 1990, and on the conversion of Brazilian currency into foreign currencies. See “Public Debt—Debt Crisis and Restructuring”.

THE FINANCIAL SYSTEM

General

The Brazilian financial system is composed of several types of public and private sector financial institutions. On December 31, 2009, it included 139 multi-service banks, 18 commercial banks, 16 investment banks, and numerous savings and loan, brokerage, leasing and financial institutions. The average leverage level in 2009 for the Brazilian banking system as a whole was approximately 2.4 times shareholders’ equity, and Brazilian private sector financial institutions were generally well capitalized.

Public sector banking institutions play an important role in the banking industry. Public sector banks accounted for 49% of the banking system’s total demand deposits and 30% of total assets in December 2009. A significant portion of the activities of federal and State banks involves the lending of government funds to industry and agriculture. See “—Public Sector Financial Institutions”.

The critical importance of financial management skills under conditions of high inflation, and the availability of profits from financial intermediation activities, led to the proliferation of financial institutions during the 1980s and early 1990s. The subsequent reduction of Brazil’s inflation rate brought about by the Plano Real curtailed the profits Brazilian banks had previously earned from investing deposits at inflated interest rates and made it more difficult for certain financial institutions to survive. From the implementation of the Plano Real through December 31, 2009, 160 financial institutions were the subject of Central Bank intervention. To assist distressed banks and strengthen the financial system, the Federal Government instituted on November 3, 1995 the Program of Incentives for Restructuring and Strengthening of the National Financial System (Programa de Estímulo à Reestruturação e ao Fortalecimento do Sistema Financeiro Nacional, or “PROER”). Among other measures, PROER created special lines of credit for financial institutions and provided incentives for institutions to merge and reorganize by permitting the amortization of goodwill and the write-off of non-performing loans. From the introduction of PROER in November 1995 to December 31, 2001, the Central Bank made gross disbursements of approximately R$21.1 billion, primarily for the restructuring of Banco Nacional S.A., Banco Econômico S.A. and Banco Bamerindus S.A. The Federal Government has not provided any financing under PROER since September 1998 and has since terminated the PROER program.

On February 28, 1997, the CMN adopted Resolution No. 2,365, establishing the Support Program for the Reduction of the State Public Sector in Banking Activity (Programa de Incentivo à Redução do Setor Público Estadual na Atividade Bancária, or “PROES”). PROES provides for three special lines of financial assistance. The first line releases resources backed by collateral consisting of securities or rights related to operations under the administration of the National Treasury or of agencies of the Federal Government. The second line allows State financial institutions to restructure their portfolio of assets and/or their respective liabilities. The third line involves the assumption by federal financial institutions of State financial institutions’ liabilities to the public. As of December 31, 2009, 45 State financial institutions had sought PROES assistance, with a majority electing to be privatized or converted into development agencies; 16 financial institutions chose to obtain PROES assistance under the second line. In December 1998, an institution controlled by the State of Rio Grande do Sul commenced operations as the first such converted development agency.

In addition to establishing PROER and PROES, the Federal Government instituted a deposit insurance system on November 16, 1995 and issued Provisional Measure No. 1,514 in August 1996 establishing a program to restructure Brazil’s State banks. See “The Brazilian Economy—Relationship between the Federal and Local Governments” and “—Regulation by Central Bank”. The Federal Government also enacted Law No. 9,447 of March 14, 1997, relating to the liability of controlling shareholders, accounting firms and independent auditors for the intervention, extrajudicial liquidation or establishment of a provisional administrative regime for financial institutions. Under Law No. 9,447, controlling shareholders may be held jointly liable for wrongful acts involving the financial institutions they control, independent of claims based on negligence or fraud. Independent auditors can also be held liable for their fraudulent actions or omissions while rendering services to financial institutions, and the assets of such auditors may be subject to attachment if liability is found. On March 27, 2003, the CMN issued Resolution No. 3,069, which provides for the mandatory periodic replacement of independent auditors of financial institutions. This resolution was replaced by Resolution No. 3,198, amending and consolidating the rules governing the provision of independent audit services to financial institutions, clearing houses and other institutions that are authorized to operate by the Central Bank of Brazil.

Institutional Framework

The basic framework for the Brazilian financial system was established in 1964 pursuant to Law No. 4,595 (the Banking Reform Law), which created the CMN, the senior body responsible for currency and credit policies. The CMN is currently composed of three members: the Minister of Finance, the Minister of Planning and Budget and the President of the Central Bank.

The CMN is the deliberative body of the National Financial System. The CMN is responsible for, among other things, (i) establishing general guidelines for the implementation of monetary, exchange and credit policies; (ii) regulating the conditions of operation, supervision and constitution of financial institutions; and (iii) regulating the instruments used to implement monetary and exchange rate policies.

The Central Bank is administered by a board of directors. Each director is appointed by the President of the Republic, subject to confirmation by the Senate. The main role of the Central Bank is to implement the currency and credit policies established by the CMN. On May 29, 2003, the Brazilian National Congress adopted Constitutional Amendment No. 40. The amendment, among other things, permits regulatory changes in the Brazilian financial system to be made through multiple legislative initiatives rather than a single comprehensive measure. The amendment makes possible the granting of operational autonomy to the Central Bank by means of the passage of complementary legislation adopted by an absolute majority of the members in each house of the National Congress.

The CVM is responsible for regulating the country’s stock exchanges, protecting investors and shareholders against fraud or manipulation with respect to securities traded on such exchanges and promulgating accounting and reporting rules to ensure the availability to the public of information on securities and their issuers.

Monetary Policy and Money Supply

On July 1, 1999, Brazil formally adopted inflation targeting as its monetary policy framework. Decree No. 3,088 of June 21, 1999, provides, among other things, that: (i) inflation targets are to be established on the basis of variations of a widely known price index; (ii) the inflation targets, as well as the tolerance intervals, were to be set by the CMN based on proposals by the Finance Minister; (iii) inflation targets are to be set no later than June 30 of the second year prior to the year for which the target is being set; (iv) the Central Bank is responsible for implementing the policies necessary to achieve the targets; (v) the price index adopted for the purposes of the inflation targeting framework is to be chosen by the CMN based on a proposal by the Finance Minister; (vi) the targets will be considered to have been met whenever the observed accumulated inflation during each calendar year (measured on the basis of variations in the price index adopted for these purposes) falls within specified tolerance levels; (vii) if any target is not met, the Central Bank’s Governor must issue an open letter addressed to the Finance Minister explaining why the target was not met, the measures to be adopted to ensure that inflation returns to the tolerance levels and the period of time that will be needed for these measures to have an effect; and (viii) the Central Bank is to issue a quarterly inflation report that will provide information on the performance of the inflation targeting framework, the results of the monetary policy actions, and the perspectives regarding inflation.

On June 30, 1999, the CMN issued Resolution No. 2,615, which specified that the IPCA reported by the IBGE would be used for the purpose of gauging inflation targets and which set the inflation targets at 8% for 1999, 6% for 2000 and 4% for 2001. Resolution No. 2,615 also established tolerance levels at plus or minus 2 percentage points for each year. On June 28, 2000, the CMN issued Resolution No. 2,744, which set the inflation target (as measured by IPCA) at 3.5% and the tolerance levels at plus or minus 2 percentage points for 2002. The inflation targets for 2003 and 2004 were set at 4.0% and 3.75%, respectively, with the tolerance levels at plus or minus 2.5 percentage points. On June 25, 2003, the CMN issued Resolution No. 3,108, which revised the inflation targets (as measured by IPCA) for 2004 and 2005 to 5.5% and 4.5%, respectively, with a tolerance level of plus or minus 2.5 percentage points. Since 2006 CMN has established an inflation target of 4.5%, with a tolerance level of plus or minus 2.0 percentage points and this target has also been established for 2010 and 2011.

The Central Bank uses monetary policy instruments, principally the Over/Selic rate (a market-determined overnight rate for operations with federal bonds that determines the interest rate on debt issued by the Central Bank and the Federal Government in a manner similar to the U.S. federal funds rate), to achieve the inflation targets. The performance of monetary policy under the inflation targeting framework is measured by IPCA, which rose 5.7% in 2005, 3.1% in 2006, 4.5% in 2007, 5.9% in 2008, 4.3% in 2009 and 2.06% in the first quarter of 2010.

On March 3, 1999, the Central Bank eliminated the Central Bank Basic Rate and the Central Bank Assistance Rate, which had applied to discount window operations and had performed signaling functions for the markets as to the Central Bank’s policy intentions, and increased the Over/Selic rate target to 45% from 39%. The Central Bank subsequently reduced the Over/Selic rate target to 15.25% on January 17, 2001. However, citing an increase in core inflation, the uncertainties related to the effects of exchange rate depreciation and the accelerating pace of economic activity, the Central Bank subsequently raised the Over/Selic rate target to 19% on July 18, 2001. Due to improved economic conditions the Over/Selic rate target had subsequent reductions and was set at 18% on July 17, 2002. However, in the second half of 2002 and the first quarter of 2003, the depreciation in the value of the real, increases in administered prices (prices subject to government regulation, such as rates for telephone calls and prices for gasoline and other petroleum derivatives, and prices governed by contracts with vendors, such as fares charged for certain types of public transportation) and rising oil prices in the world markets resulted in the rise of inflation in Brazil. The Central Bank responded in subsequent meetings by increasing the Over/Selic rate target which reached 26.5% on February 19, 2003.

Between February 19, 2003 and April 14, 2004, the Central Bank reduced its Over/Selic rate target from 26.5% to 16%. In an effort to manage inflationary expectations, the Central Bank increased its Over/Selic rate target to 19.75% between September 15, 2004 and May 18, 2005. The Central Bank reduced its Over/Selic target to 11.25% between September 14, 2005 and September 5, 2007. On April 16, 2008, June 4, 2008, July 23, 2008 and September 10, 2008, the Central Bank increased its Over/Selic target to 11.75%, 12.25%, 13.00% and 13.75% respectively. Due to several economic factors influencing the Brazilian economy, the Central Bank of Brazil started an expansionary monetary policy to counteract the effects of the international financial crisis. This monetary policy, which began in January 2009, reduced the Over/Selic rate target to 12.75% on January 21, 2009, then to 11.25% on March 11, 2009 followed by another reduction on April 29, 2009 to 10.25%. On June 10, 2009, it reduced the Over/Selic rate target to 9.25% and the last reduction was on July 22, 2009, when the Over/Selic rate was reduced to 8.75%. However, the Over/Selic was increased to 9.50% on April 28, 2010, to 10.25% on June 9, 2010 and to 10.75% on July 21, 2010.

The Central Bank periodically intervenes in the overnight funds market to maintain liquidity in that market and keep the Over/Selic rate close to its target rate. To control the level of liquidity in the economy, among other instruments, the Central Bank also sells securities with repurchase agreements or purchases securities with resale agreements for a future date (Circular No. 3,107 of April 10, 2002). Such open market operations are known as “operações compromissadas,” which are indexed to the Selic rate and totaled R$454.7 billion through December 31, 2009.

On March 25, 2010, the CMN established that the Brazilian TJLP will be 6% per year from April 1 to June 30, 2010.

As the real depreciated against the U.S. dollar during the second half of 2008, the Central Bank intervened in the foreign exchange markets to provide liquidity to the market. The intervention took three forms: (i) direct intervention in the spot market; (ii) the provision of short-term U.S. dollar credit lines to banks, which had no accounting impact on Brazil’s international reserves; and (iii) the provision of credit lines to exporters to compensate for a reduction of credit lines provided by foreign banks.

On February 9, 2005, President da Silva sanctioned a bankruptcy law that had been under consideration by the Congress for ten years, as well as changes to the tax code. The new bankruptcy law, Law No. 11,101, among other things, (i) places a cap equal to 150 times the minimum monthly salary on claims in bankruptcy proceedings by employees for such items as unpaid wages, unused vacation time and implements a 40% penalty for unjust dismissals; (ii) gives secured creditors priority over tax claims in bankruptcy proceedings; and (iii) ends a “succession” doctrine that makes a purchaser of assets from a bankrupt company or from a company under judicial reorganization responsible for certain of the insolvent company’s tax and social security obligations as a consequence of the acquisition, and, in the case of a company under bankruptcy proceedings, the debtor’s labor claims. The Federal Government expects the measure to reduce interest rates charged by financial institutions for domestic loans.

Since 1999, the Central Bank has continuously attempted to reduce interest rates charged by financial institutions for domestic loans. Rates were 56.4% (a spread of 37.4 p.p. over the Over/Selic rate) in May 2005, before dropping to 53.3% (a spread of 36.6 p.p. over the Over/Selic rate) in December 2005. Rates decreased to 47.3% (a spread of 34.8 p.p. over the Over/Selic rate) in December 2006, to 40.2% in December 2007 (a spread of 28.4 p.p. over the Over/Selic rate), but rose again to 52.9% in December 2008 (a spread of 40.0 p.p. over the Over/Selic rate). In December 2009, rates were at 40.3% (a spread of 29.8 p.p. over the Over/Selic rate). The Federal Government has also implemented several measures to reduce spreads on domestic bank loans and to increase the demand for credit. Such measures can be broadly grouped into three categories: (i) measures to strengthen guarantees and the enforcement of contracts; (ii) measures to increase competition among lenders; and (iii) measures to ease the tax burden and the effects of banking regulations. Specific measures include the approval of amendments to the bankruptcy law and civil code, the dissemination of detailed information on market interest rates on the Central Bank’s website; the reduction of the IOF rate for loans and other advances of credit to individuals, and modifications to the rules relating to the classification of loans and related provisions.

On September 5, 2006, the Federal Government implemented the following set of measures to increase competition among banks in respect of individual accounts: (i) creation of the salary account, which will allow an individual to transfer salary proceeds between banks without paying tariffs and taxes (IOF, CPMF); (ii) credit portability: the possibility to transfer open bank loans to another financial institution that offers lower interest rates, without paying IOF and CPMF; (iii) register portability: financial institutions, if authorized, will supply directly to third parties information regarding the registration of and historical information about the customer’s relationship; (iv) positive register (Cadastro Positivo): a list available to financial institutions of debtors that have honored their payments in the past and that, in theory, offer a lower credit risk and are eligible for lower interest rates on loans; (v) Central Bank measures to progressively register credit operations of lower value (from R$5,000 to R$1,000 at the end of 2007) to provide financial institutions with a greater amount of credit information, thus reducing the costs of risk evaluation; and (iv) CMN reductions in the rate of the deposit insurance system (Fundo Garantidor de Crédito, or “FGC”), a measure with a direct impact on bank credit costs, from 0.025% to 0.0125%. The implementation of the positive register depends upon the approval of Project of Law No. 5,870, which is under evaluation by the Chamber of Deputies.

Provisional Measure No. 472 of December 15, 2009 permitted the issuance of Financial Bills (Letras Financeiras) by financial institutions. According to Resolution No. 3,836, of February 25, 2010, the Financial Bills cannot be issued with a face value of under R$300,000. The Federal Government’s intention is to provide financial institutions with a better instrument for raising medium and long term funds.

Time Deposits. Beginning in September 1996, there was a gradual reduction in the percentage of reserves required to be invested in government securities, and the cash component of the reserve requirement increased in the same proportion. The requirement to hold government securities was eliminated in February 1997, and the cash reserve requirement was reduced to zero on October 22, 1999. However, Central Bank Circular No. 3,062 of September 21, 2001 reinstated reserve requirements for time deposits and other liabilities of financial institutions. Since March 1, 2002, Circular No. 3,091 (which has replaced Circular No. 3,062) has required each financial institution to maintain on deposit with the Central Bank federal bonds having an aggregate principal amount equal to at least 15% of the average daily balance in excess of R$30 million for the preceding week of that institution’s time deposits, exchange rate acceptance funds, debenture-backed securities, securities that it has issued and debt assumption agreements linked to operations outside Brazil. According to Circular No. 3,485 of February 24, 2010, financial institutions with a reserve requirement for time deposits calculated to be R$500,000 or less are exempt from the reserve requirement obligation.

Formerly, the Brazilian monetary authorities relied on short-term National Treasury Bonds (Bônus do Tesouro Nacional) as the principal instrument for indexation. As that instrument was phased out, the Referencial Rate (Taxa Referêncial de Juros, or “TR”) was created for purposes of indicating the prevailing interest rate. The TR is calculated by the authorities periodically, based on the average daily rate for bank certificates of deposit. Based on current rates rather than historical rates, the TR was intended to reduce the influence of past inflation and more accurately reflect future inflation than predecessor indices. In January 1994 and October 1997, the Federal Government revised the methodology for the calculation of the TR in order to increase the incentive to deposit money in savings accounts. The TR is currently derived from the Basic Financial Rate (Taxa Básica Financeira, or “TBF”), which is calculated by the Central Bank from the weighted average of the rates offered by financial institutions on their certificates of deposit. The TBF so calculated is adjusted by a reduction factor in determining the TR. The reduction factor may occasionally be modified as a consequence of the changes in the real interest rate and the tax rate on the gross earnings of the certificates of deposit.

Reserve Requirements. All depositary institutions, commercial banks, multi-service banks, investment banks, development banks, savings and loans and financial institutions are required to satisfy reserve requirements set by the Central Bank. These reserve requirements are applied to a wide range of banking activities and transactions, such as demand deposits, savings deposits, time deposits, debt assumption transactions, automatic reinvestment deposits, funding transactions, repurchase agreements and export notes. Circular No. 3,274 dated February 10, 2005 and No. 3,413 dated October 14, 2008 provide that banks are generally required to deposit 42% of the average daily balance of demand deposits in excess of R$44 million in a non-interest-bearing account at the Central Bank. Financial institutions with a reserve requirement for cash deposits that are calculated to be R$10,000 or less are exempt from the reserve requirement obligation.

In the second semester of 2008, the Central Bank enacted certain measures to reduce the reserve requirement in order to increase liquidity in the domestic market. These measures started on October 10, 2008 with Circular No. 3,409 which, on an exceptional basis, allowed the exemption of the reserve requirements of financial institutions that made a rediscount formal request. On October 14, 2008, Circular No. 3,413 reduced the reserve requirement bracket from 45% to 42% of cash deposits. Then Circular No. 3,416 of October 24, 2008 reduced the reserve requirement of cash deposits related to the FGC. On December 19, 2008, the Central Bank enacted Circular No. 3,427 which consolidated the former Circulars concerning reserve requirements and added new deductions such as measures changing the percentages of cash deposits and bond deposits percentages to 40% and 60% respectively. These measures were temporary and were revoked by Circular No. 3,485 of February 24, 2010.

Circular No. 3,144 of August 14, 2002 established an additional reserve requirement for savings, cash and time deposits. Circular No. 3.486 of February 24, 2010 established a rate of 8% for cash and term deposits and maintained a rate of 10% for savings deposits. The exemption value for the additional savings reserve requirement was fixed at R$500,000.

The following table sets forth selected information regarding percentage changes in the monetary base and money supply for the periods indicated.

Table No. 20

Percentage Increases in Monetary Base and Money Supply

	Year Ended December 31,
	2005	2006	2007	2008	2009
Monetary Base(1)	14.1	19.6	21.1	0.6	12.6
M1(2)	13.2	20.4	32.7	(3.5)	11.0
M2(3)	18.0	13.6	18.1	37.3	9.0

(1)	Monetary base represents Central Bank liabilities, including currency and deposits held by commercial banks.
(2)	M1 is currency plus demand deposits.
(3)	M2 is M1 plus savings accounts and private securities, bank certificates of deposit (Certificados de Depósitos Bancários), mortgage bills (letras hipotecárias), real estate bills (letras imobiliárias), bills of exchange (letras de câmbio), and foreign exchange and acceptances (recursos e aceites cambiais).

Source: Central Bank

Limitation of Public Sector Debt

Since May 1990, the CMN has taken various measures to limit expansion of credit in the public sector. In July 1993, the CMN mandated the creation by the Central Bank of a Public Sector Operations Registration System designed to improve credit controls. The CMN has also limited the ability of public sector financial entities to issue additional public indebtedness.

On June 29, 1998, the CMN of Brazil issued Resolution No. 2,515, which establishes certain conditions that must be observed with respect to the external credit operations of States, the Federal District, municipalities, and their respective agencies, foundations and companies. Resolution No. 2,515 requires, among other things, that (i) the proceeds of such external credit operations be used to refinance outstanding domestic financial obligations of the issuer, with preference given to those domestic obligations having a higher cost or shorter term than the external debt and, pending such application, remain on deposit in an escrow account in a form specified by the Central Bank; (ii) the total amount of the contractual obligation be subject to monthly deposits in an escrow account in a form specified by the Central Bank, with each monthly deposit to be equal to the total debt service obligation (including principal and interest), divided by the number of months that the obligation is to be outstanding; (iii) the foreign creditor (or underwriter, in case of securities issue) be a financial institution that traditionally maintains a relationship with Brazil or that has a risk rating equal or higher than “BBB”, according to the international rating agencies; and (iv) the contracts relating to such operations contain a clause expressly providing that the borrower’s obligations are not guaranteed by the Federal Government and that the creditors acknowledge that they will not be entitled to receive any funds from the Federal Government for such operations.

Resolution 3,756 of July 1, 2009 changed Art. 3 of Resolution No. 2,515 to reflect that before a state bank can raise funds abroad, it must first have a rating equivalent to investment grade or a rating at least similar to the Republic given by one or more well known international rating agencies.

The Fiscal Responsibility Law severely restricts personnel expenditures and extensions of credit at all levels of government in Brazil and provides for ceilings for public sector debt. See “Public Finance—Fiscal Responsibility Law and Fiscal Crime Law”.

Public Sector Financial Institutions

Brazil’s principal public sector financial institutions are Banco do Brasil, BNDES and CEF, all federal institutions, together with a number of state institutions.

Banco do Brasil. Banco do Brasil, the main lender to the rural sector, is one of Brazil’s largest multi-service banks. It is organized as a mixed-capital company, with the Federal Government holding a majority of its voting shares, and is subject to legislation applicable to private sector entities, including all labor and tax legislation. Banco do Brasil functions as a private multiple service bank, although it does engage in some lending programs that implement certain policies established by the CMN. In March 1996, Banco do Brasil announced a significant restructuring of the bank following a 1995 loss in excess of R$4 billion and a 1996 first half loss of R$7.8 billion. On January 9, 2009, Banco do Brasil purchased 49.9% of the total capital of Banco Votorantim; on April 18, 2009 and on April 21, 2010 it purchased Banco Patagonia S.A., a mid-sized Argentine bank. On December 31, 2009, Banco do Brasil had assets of approximately R$692.0 billion and a net worth of approximately R$36.1 billion.

BNDES. BNDES, the Federal Government-controlled development bank, is primarily engaged in the provision of medium- and long-term financing to the Brazilian private sector, particularly to industry, either directly or indirectly through other public and private sector financial institutions. BNDES was also responsible for administering the Federal Government’s privatization program. On December 31, 2009, BNDES had assets of approximately R$386.6 billion and a net worth of approximately R$27.6 billion.

As part of the measures taken to combat the impact of the financial crisis, the government decided to grant a R$100.0 billion loan to BNDES in January 2009 through transfers of National Treasury bonds. The objective of the operation was to reinforce the flow of business credits, making projects feasible and ensuring continued investment in the Republic. The loan, authorized by Law No. 11,948/09, was based on transfers of National Treasury bonds in six installments over the course of 2009 and such securities were issued with maturity dates ranging from the years 2009 to 2045, with periodic amortizations and interest rates defined in each contract. The first operation took place in March, with an issuance of securities worth R$13.0 billion. The next issuance occurred in June in the amount of R$26.0 billion, and the third in July in the amount of R$25.0 billion. The remaining operations occurred in August in the amount of R$36.0 billion. In light of the adverse economic effects caused by the international financial crisis, the Federal Government has managed to mitigate financial fragilities by increasing BNDES resources.

The strategy for 2010 includes the possibility of special operations similar to those involving BNDES in 2009, as authorized by Provisional Measure No. 453 (converted into Law No. 11,948 on June 16, 2009). Provisional Measure No. 472, dated December 15, 2009, increased the BNDES credit limit to R$180.0 billion. The last issuance of securities from the Treasury to BNDES in the amount of R$80.0 billion occurred on May 4, 2010.

CEF. CEF, a savings bank controlled by the Federal Government, is the principal agent of the Housing Finance System. CEF is involved principally in deposit-taking and the provision of financing for housing and related infrastructure. Its assets on December 31, 2009 were approximately R$341.8 billion, and its net worth stood at approximately R$13.1 billion.

Between June 2001 and December 2001, the Federal Government capitalized four federal banks (Banco do Brasil, Banco da Amazônia, Banco do Nordeste do Brasil and CEF), principally through the acquisition of certain impaired assets in exchange for public debt securities. The capitalization transactions increased Brazil’s net public sector debt by R$12.6 billion.

Other Financial Institutions. Other federal financial institutions include Banco da Amazônia and Banco do Nordeste do Brasil. Several State banks were put under the administrative control of the Central Bank in December 1994. From 1997 to 2005 several State banks were sold to private banks, including BANERJ, which was purchased by Banco Itaú S.A. on June 26, 1997 for R$331.0 million, and BEC, which was sold to Banco Bradesco S.A. in December 2005 for R$700 million. Banco do

Estado de Santa Catarina (“BESC”) and Banco do Estado do Paiuí (“BEP”) were withdrawn from the privatization program through Decree No. 6,380, dated February 20, 2008, and Decree No. 6,502, dated July 3, 2008, respectively, and were acquired by Banco do Brasil on October 1 and November 3, 2008, respectively. Banco do Brasil also bought Nossa Caixa on November 20, 2008. See “—General” and “The Brazilian Economy—Relationship between the Federal and Local Governments”.

State-owned or State-controlled banks were sometimes used by State governments to finance their economic and political activities; such practices resulted in including certain provision in loans that might not have otherwise been granted on a strictly commercial criteria. In addition, some Brazilian State-owned or State-controlled banks have sometimes required the direct or indirect financial assistance of the Central Bank, and by August 1996, were subject to a restructuring program. See “—General”. With the introduction of a number of reforms by the Central Bank in 1993, in particular regulations involving State-owned or State-controlled bank lending practices, those institutions were restricted from granting credits to their controlling entities.

In conjunction with efforts of the Federal Government to assist the States under the Support Program for the Restructuring and Fiscal Adjustment of States and the assistance provided by the Federal Government to the States in refinancing certain State debt, several State banks have come under the supervision of the Central Bank under nonjudicial liquidation by the Central Bank (like Banco do Estado do Amapá S.A. and Banco de Desenvolvimento Rio Grande do Norte S.A.) and judicial liquidation (like Banco do Estado de Rondônia S.A., Banco do Estado do Alagoas S.A. and Banco de Desenvolvimento de Mato Grosso S.A.).

Private Sector Financial Institutions

Effective since September 21, 1988, Brazil permitted the establishment of multi-service banks which are licensed to provide a full range of commercial banking, investment banking (including securities underwriting and trading), consumer financing and other services, including fund management and real estate finance. As of December 31, 2009, there were 131 private multi-service banks operating in Brazil.

Private sector financial institutions include commercial banks, investment banks, multi-service banks and other financial institutions. Brazil’s 17 private sector commercial banks and 131 private multi-service banks with commercial portfolios are engaged in wholesale and retail banking. They are particularly active in taking demand deposits and lending for short-term working capital purposes. Brazil’s 16 investment banks are engaged primarily in collecting time deposits, specialized lending and underwriting securities. As of December 31, 2009, the consolidated net worth of the private sector banking institutions in Brazil was R$404 billion.

Regulation by Central Bank

The Central Bank is authorized to implement the currency and credit policies prescribed by the CMN and to supervise all financial institutions. Any amendment to a financial institution’s by-laws, increase in its capital or establishment or transfer of its principal place of business or any branch (whether in Brazil or abroad) must be approved by the Central Bank, which is also responsible for determining the minimum capital requirements for financial institutions. The Central Bank is responsible for ensuring that the accounting and statistical requirements established by the CMN are observed. Financial institutions must submit semiannual financial statements reviewed by each institution’s independent auditors and a formal audit opinion, as well as monthly unaudited financial statements prepared in accordance with the standard accounting rules promulgated by the Central Bank. As part of the Central Bank’s supervision of their activities, financial institutions are required to make full disclosure of credit transactions, foreign exchange transactions, the use of proceeds raised from export and import transactions, and any other related economic activity. Such data is usually supplied to the Central Bank on a daily basis through computer systems, reports and statements. The Central Bank also supervises the operations of consumer credit companies, securities dealers, stock brokerage companies, leasing companies, savings and loan associations and real-estate credit companies. See “—General” and “The Brazilian Economy—Relationship between the Federal and Local Governments”.

Central Bank regulations impose capital adequacy, liquidity, savings deposit insurance, and loan loss reserve requirements on regulated financial institutions.

Capital Adequacy, Liquidity and Concentration Limits. Since January 1, 1995, Brazilian financial institutions have been required to comply with the Basle Accord on risk-based capital adequacy, modified as described below by Resolution No. 2,099, dated August 17, 1994.

In general, the Basle Accord requires banks to maintain a ratio of capital to assets and certain off-balance sheet items, determined on a risk-weighted basis, of at least 11% for risk-weighted assets and 20% for swap transactions. Tier 1, or core, capital includes equity capital (i.e., common shares and non-cumulative permanent preferred shares), share premium, retained earnings and certain disclosed reserves less goodwill. Tier 2, or supplementary, capital includes “hidden” reserves, asset revaluation reserves, general loan loss reserves, subordinated debt and other quasi-equity capital instruments (such as cumulative preferred shares, long-term preferred shares and mandatory convertible debt instruments). Tier 2 capital is limited to the total of a bank’s Tier 1 capital. There are also limitations on the maximum amount of certain Tier 2 capital items. To assess the capital adequacy of banks under the risk-based capital adequacy guidelines, a bank’s capital is evaluated on the basis of the aggregate amount of its assets, liabilities and off-balance sheet exposure. The risk-based capital adequacy guidelines also establish credit conversion formulae for determining the credit risk of off-balance sheet items, such as financial guarantees, letters of credit and foreign currency and interest rate contracts. Under Brazilian modifications to the Basle requirements (a) only Tier 1 capital (as modified with respect to revaluation reserves) may be counted towards the 11% minimum capital requirement, and (b) the risk weights assigned to certain assets and credit conversion amounts differ to a minor extent.

Circular No. 3,086 dated February 15, 2002 applies to investment funds and regulates the accounting for securities held in a fund’s portfolio. It also requires that the securities be classified as securities for trading or securities to be held to maturity. Securities for trading are required to be marked to market daily. To qualify as securities to be held to maturity, (a) the fund must have the financial capacity to hold such securities until maturity and (b) the fund must have a single investor (which, if that investor is another fund, must be a fund that itself has a single investor) that has the financial capacity to hold such securities to maturity. Circular No. 3,096, dated March, 6, 2002 requires that funds in which the single investor is an institution under Central Bank supervision or a pension fund, must comply with Circular No. 3,068, Circular No. 3,082 and Resolution No. 4 dated January 30, 2002, issued by Pension Management Council (Conselho de Gestão da Previdência Complementar). Normative Instruction No. 365 dated May 29, 2002, issued by the CVM, imposes additional requirements: (a) fund holders must have the intent to keep the investment volume compatible with the maintenance of such assets in the fund’s portfolio until maturity; (b) the fund must be held by a single investor, investors belonging to the same conglomerate or financial group, or qualified investors (as defined by CVM rules concerning securities portfolio investment funds); and (c) all fund holders must be in favor of the fund’s qualification for classification as securities to be held to maturity. Normative Instruction No. 375 dated August 14, 2002 provides that securities held by funds which do not qualify under the requirements of Normative Instruction No. 365 may nonetheless qualify as securities to be held to maturity as long as the fund has the requisite financial capacity and satisfies the following conditions: securities held by the fund have (a) a maturity limited to 365 days and (b) a fixed rate of return determined at maturity and based on the Over/Selic rate or the interbank deposit rate.

In June 2004, the central bank governors and heads of bank supervisory authorities in the Group of Ten (G-10) countries endorsed a new capital adequacy framework known as Basle II. Basle II builds on the structure of the 1988 Basle requirements by aligning the minimum capital requirements more closely to the bank’s actual risk of economic loss. Basle II, among other things, requires higher levels of capital for borrowers that are thought to present higher levels of risk and establishes a new capital charge for exposures to risk of losses caused by operational failures or external events, including natural disasters. The Central Bank establishes guidelines for the implementation of the Basle II through Communication No. 12,746 of December 9, 2004, which requires, among other things, that the Central Bank not rely on ratings published by external rating agencies and will seek instead to refine existing standards for measuring capital adequacy. Communication No. 16,137 dated September 27, 2007, establishes a timetable for the implementation of Basle II through 2012.

The Central Bank originally prohibited Brazilian multi-service banks from holding, on a consolidated basis, permanent assets in excess of 90% of their adjusted stockholders’ equity. The 90% threshold was gradually reduced and fell to 50% in 2002 in accordance with Resolution No. 2,669 of November 25, 1999. Permanent assets include investments in subsidiaries as well as premises, equipment and intangible assets.

Financial institutions are also prohibited under Resolution No. 2,844 dated June 29, 2001 from extending credit to a single borrower that, in the aggregate, exceeds 25% of that institution’s shareholders’ equity. Extensions of credit include, among other things, loans, advances, leasing operations and guarantees. The Resolution also limits the aggregate amount of “concentrated exposure”, defined as extensions of credit to any customer that, in the aggregate, represent 10% or more of an institution’s shareholders’ equity; and prohibits an institution’s aggregate concentrated exposure from exceeding 600% of its shareholders’ equity.

CMN Resolution No. 2,836 dated May 30, 2001 provides for the assignment of loans and certain other extensions of credit, with or without recourse, except for assignments by entities that are not part of the National Financial System, for which assignments with recourse are not permitted. It also eliminated the need to obtain specific authorization from the Central Bank for transfers to nonfinancial institutions, except for transfers to related entities that are part of the same financial group.

According to Resolution No. 3,490 of August 29, 2007, financial institutions and other institutions authorized to operate by the Central Bank must maintain, permanently, an amount of Reference Net Worth (Patrimônio de Referencia, or “PR”) compatible with the risks of their activities. The value of PR must be above the Required Reference Net Worth (“PRE”). The calculation of the PRE should include the exposure of branches abroad. Financial institutions should also maintain sufficient PR to deal with the interest rate risk of operations not included in the trading book. Circular No. 3,389 of June 25, 2008, established new procedures for calculating the quota of the Required Reference Net Worth regarding the risk of exposures to gold, foreign currency, and in assets and liabilities that are subject to exchange rate changes.

Resolution No 3,658 of December 17, 2008, modified and consolidated the legislation relating to the provision of information on credit operations to the Central Bank. The procedure that came into force on March 1, 2009, extended the data set and the required institutions that have to provide the information to the Central Bank for inclusion in the Credit Information System (SCR). The inclusion of explanatory notes with qualitative and quantitative information on all financial instruments, as well as a table prepared with a demonstration of sensitivity analysis for each type of market risk became mandatory in the balance sheet of the publicly-traded companies, with Instruction No. 475 of the CVM, published on December 17, 2008. The sensitivity analysis should show three possible stress scenarios: one where the selected risk variable is considered likely; another projecting a variation of at least 25% and another of at least 50%.

Derivatives and Investment Securities. The Central Bank has issued two regulations—Circular No. 3,082 dated January 30, 2002 and Circular No. 3,068 dated November 8, 2001—to enhance the transparency of financial reporting by financial institutions. Circular No. 3,082 sets forth hedge accounting rules applicable to financial institutions. It requires, among other things, that all derivatives (including hedging transactions) be marked to market at least monthly. In addition, derivative transactions that are used for hedging purposes are required to be classified according to the risk that is being hedged—market risk or cash flow—and must be with an unrelated third-party and not another company that is part of the consolidated group. Disclosure of, among other things, the strategy behind these derivative transactions and gains and losses arising from such transactions during the reporting period are also required in the notes to the financial statements. Circular No. 3,068 requires that securities held by financial institutions be classified as securities for sale, securities for trading or securities to be held to maturity. Securities for sale or trading are required to be marked to market. The classification also determines the accounting treatment for such securities, including the recognition of any gain or loss for revenue recognition purposes.

On February 8, 2002, the Central Bank issued Communication No. 9,253, which authorizes financial institutions to enter into swap operations, forward contracts and non-standardized options linked to federal public securities. Resolution No. 3,505 dated October 26, 2007 of the CMN authorizes financial institutions to enter into all kinds of options in the over-the-counter market (not only non-standardized options) as long as the derivative is registered in the over-the-counter market or in a system organized by authorized institutions.

Deposit Insurance. Since 1996, the Federal Government has in place a deposit insurance system in Brazil, by creating the FGC to protect certain creditors in cases of (1) intervention, nonjudicial liquidation or bankruptcy of an institution or (2) the Central Bank’s recognition of a state of insolvency at an institution that, according to current law, is not subject to one of the mechanisms listed in (1) above. The participants in the FGC are all financial institutions and savings and loan associations, with the exception of credit cooperatives and the credit sections of cooperatives. The participating institutions make a monthly contribution of 0.0125% of the total reported value of covered liabilities.

The following liabilities are covered by the guaranty provided by the FGC: demand deposits or those that may be withdrawn through prior notification; savings deposits; time deposits, in both book entry and certificated form; bills of exchange; real estate bonds; and mortgage bonds. The following liabilities are not covered by the guarantee: liabilities in the name of other institutions that are members of the National Financial System; deposits, loans or any other resources contracted or raised abroad; and credits in the name of certain persons affiliated with an institution, generally managers and other members of the consolidated group of which such institution is a member.

The FGC is a nonprofit, civil association governed by private law and headquartered in the municipality of São Paulo. The FGC is subject to the jurisdiction of the municipality of São Paulo and its duration is unlimited. The FGC guarantee covers up to R$60,000 per person of covered claims against a single institution or against all the institutions of a single financial conglomerate. As of December 31, 2009, the net equity value of the FGC was R$22.7 billion.

The National Monetary Council (CMN) approved Resolution No 3.656 of December 17, 2008, establishing a limit of 50% of shareholders equity of the FGC for the acquisition of credit rights of financial institutions and of leasing companies and for time deposits investments in leasing securities and bills of exchange of associates acceptance collateral on credit rights. The previous limit applies only to the acquisition of credit rights, established at 20% of the shareholders’ equity. The alteration allows the use of FGC for the expansion of the credit portfolios of small and medium-sized banks—those most affected by the international financial crisis.

On March 26, 2009, Resolution No. 3.692 of the CMN authorized the FGC to provide additional guarantees for investments in CBD’s (time deposits issued by banks) up to the maximum value of R$20 million per account. The investments will be known as “time deposits with special security of FGC” and should have a minimum period of 12 months and a maximum period of 60 months. Each institution may receive up to R$5 billion. The contribution for such guarantee will be 0.0833% monthly on the balance of deposits received under the new system, equivalent to 1% a year.

Loan Loss Reserves. Resolution No. 2,682 dated December 21, 1999 and Resolution No. 2,697 dated February 24, 2000 of the CMN of Brazil introduced a nine-category classification system in March 2000 under which loans and other extensions of credit are assigned ratings ranging from AA to H according to perceived credit risk of the borrower or guarantor and the nature of credit. The ratings are assigned initially when the extension of credit is made and thereafter are reevaluated on a monthly basis; a rating assigned to any credit is subject to change if there are amounts payable in respect of that credit that are in arrears. Loan-loss provisions vary according to the rating assigned to a particular credit and range from 0% (in the case of any credit that is not in arrears) to 100% (in the case of any credit that is more than 180 days in arrears). As of December 2009, 90.0% of the outstanding loans and other extensions of credit of financial institutions operating in Brazil were classified as AA to C (less than 60 days in arrears).

Foreign Currency Loans. Financial institutions in Brazil are permitted to borrow foreign currency-denominated funds in the international markets (either through direct loans or through the issuance of debt securities). Pursuant to CMN Resolution No. 2,683 dated December 29, 1999, financial institutions have been authorized since January 3, 2000 to borrow foreign currency-denominated funds in the international markets for the purpose of investment in the domestic market, without regard to minimum periods of amortization and retention of the funds in Brazil. Fiscal procedures replaced the various rules that had limited the short-term capital flow because of the IOF. Resolution No. 2,770 dated August 30, 2000, consolidated the rules of foreign currency loans between Brazilian or foreign residents.

The CMN adopted Resolution No. 3,833 of January 28, 2010 requiring the registration of hedge transactions conducted with foreign financial institutions or on a foreign stock exchange.

Payment Settlement System. In April 2002, the Central Bank instituted changes to the settlement system for payments that were intended to minimize the systemic and credit risks that had been borne largely by the Central Bank. Under the revised payment system, payment orders in the Reserves Transfer System cannot be processed unless there is a sufficient balance in the paying institution’s reserve account. If the reserve balance is insufficient for the payment order to be processed, the order is queued until the reserve balance is sufficient to make the payment or is rejected. To avoid payment interruptions, the Central Bank introduced an intra-day credit line backed by Brazilian Treasury securities. There is no financial cost for this line, as long as repayment is made the same day; payments not made are treated as overnight loans for which a penalty rate is charged to the institution with the overdraft. This real-time gross settlement system is intended to prevent intra-day overdrafts from being created in the payment system.

Independent Accountants. Financial institutions are required to replace their independent accountants no later than every fourth fiscal year. A former independent accountant of a financial institution can be re-hired only after three complete fiscal years have elapsed from its prior engagement by such financial institution. Independent accountants are required to prepare the following reports: (i) a report on the examined audited financial statements with respect to compliance with accounting principles as well as the relevant rules issued by the CMN and the Central Bank; (ii) a report evaluating the quality and adequacy of internal control procedures, including risk assessment criteria and data processing systems; and (iii) a report on the compliance with applicable operational laws and regulations.

Each independent accountant is required to communicate immediately to the Central Bank any event that may materially adversely affect the relevant financial institution’s status. Financial institutions are required to appoint an executive officer to a supervisory role in the area of accounting in order to ensure compliance with auditing and accounting rules and the rendering of accurate information.

Foreign Banks and Insurance Companies. Under current law, foreign banks duly authorized to operate in Brazil through a branch or a subsidiary are subject to the same rules, regulations and requirements applied to any other Brazilian financial institution. On December 31, 2009, there were 63 foreign-controlled or foreign-affiliated banks and 8 banks in which there was significant foreign participation operating in Brazil. Under the Constitution, Congress has the authority to regulate the establishment of new foreign financial institutions in Brazil. However, since the issuance of Ministry of Finance Consideration No. 311 in August 1995, the President has permitted foreign ownerships of banks in Brazil by decree, based on national interest.

In January 1997, the CMN initiated several measures aimed at liberalizing foreign investment in the financial sector and permitting foreign stock ownership and control of banks in Brazil. In 1998, foreign banks acquired control of 42 financial institutions in Brazil, including 15 banks. Between December 1996 and December 2009, foreign bank participation in the Brazilian financial system’s total assets increased to 19.3% from 9.8%, and foreign bank participation in the Brazilian financial system’s net worth increased to 19.7% from 10.3%.

Securities Markets

The CVM implements the policies of the CMN relating to the organization and operation of the securities industry. The CVM is responsible for regulating the country’s stock exchanges, protecting investors and shareholders against fraud or manipulation with respect to any securities traded on the stock exchanges and promulgating accounting and reporting rules to ensure the availability to the public of information on the securities being traded and the companies issuing them. The Central Bank has licensing authority over brokerage firms and dealers and controls foreign investment and foreign exchange transactions.

In 2008, the Brazilian Mercantile & Futures Exchange (Bolsa de Mercadorias & Futuros, or “BM&F”) and the São Paulo Stock Exchange (Bolsa de Valores de São Paulo, or “BOVESPA”) merged, creating the Securities, Commodities and Futures Exchange (“BM&FBOVESPA S.A.”). BM&FBOVESPA S.A. is one of the largest exchanges in the world in terms of market value, the second largest in the Americas, and a leading exchange in Latin America.

On December 31, 2009, there were 385 companies listed on BM&FBOVESPA S.A. and the aggregate market capitalization of all listed companies was approximately $1,340.9 billion. As of December 31, 2009, the aggregate trading volume on BM&FBOVESPA S.A. was approximately $672.4 billion, and three of the twenty companies with the largest capitalization listed on the stock exchanges in Brazil were controlled by the Federal Government. Trades in securities listed on the Brazilian stock exchanges may be effected off the exchanges in certain circumstances, although the volume of such trading is limited. The table below sets forth some indicators of market activity on BOVESPA in the five years ended December 31, 2009.

Table No. 21

Market Activity on BOVESPA

	2005	2006	2007	2008	2009
Number of Listed Companies	343	350	404	392	385
Market Capitalization(1)	493,761	718,615	1,387,209	574,370	1,333,897
Market Volume(1)	165,868	275,482	625,750	776,133	672,395

(1)	In millions of U.S. dollars.

Source: CVM

In December 2000, BOVESPA announced the creation of the New Market (Novo Mercado), a special listing segment reserved for the securities of companies that voluntarily undertook to adopt certain corporate governance practices and provide disclosure beyond that required under Brazilian law then in effect. The listing rules (regulamento de listagem), among other things, (i) prohibit the issuance by the listed company of preferred (nonvoting) shares, (ii) require that shares representing not less than 25% of the capital of the listed company remain in circulation and be owned by persons other than the controlling shareholder of the listed company, (iii) require the listed company to offer shares to the public in ways that promote a broad dissemination of the shares, (iv) require the listed company to provide “tag-along” rights to minority shareholders that would permit them to sell their shares for the same terms and conditions as those for the sale by a shareholder of controlling interest of the listed company, (v) require the listed company to provide to holders annual financial statements that have been prepared in accordance with generally accepted accounting principles of the United States or International Accounting Standards Committee, (vi) provide for enhanced quarterly reporting, and (vii) require the listed company to permit its minority shareholders to appoint a majority of the members of the listed company’s audit committee. BOVESPA can sanction listed companies that violate the listing rules; the sanctions include the imposition of fines, the suspension of trading in the offending company and the exclusion of the offending company from the New Market. The listing rules also require that disputes between a listed company and its shareholders be settled by arbitration through BOVESPA’s Market Arbitration Chamber. The New Market is intended to foster the overall growth of the Brazilian stock market by offering better treatment to minority shareholders and reducing their concerns regarding the purchase of shares of publicly traded companies. The listed company benefits from improved access to the capital markets (and, thereby, lower financing costs), because the shareholder-friendly corporate governance provisions and enhanced disclosure requirements are likely to be attractive to potential investors. An additional incentive for companies to list their shares in the New Market is provided by BNDES’s Program for the Support of New Corporations, through which BNDES offers advantageous conditions for obtaining and repaying lines of credit to companies participating in the New Market.

BOVESPA also issued at the same time a regulation for special practices of corporate administration that divides companies into two levels. The regulation applies to companies that were not listed in the New Market but that had nevertheless agreed to adopt certain corporate governance practices that went beyond the requirements of the Brazilian corporate law then in effect. Level 1 companies under the regulation are those that agreed to improve the disclosure provided to investors and to take steps to maintain the liquidity of their securities. Level 2 companies are those that agreed to additional reforms, including arbitration as a means of settling disputes with investors. Level 1 and Level 2 companies are also eligible for financing at advantageous terms through BNDES’s Program for the Support of New Corporations. In order to continue the process of integration, the BM&FBOVESPA created a new model for access to their markets, which enables the former participants and those that want to join the segments of BOVESPA and BM&F, to have greater flexibility of choice. The new access conditions, rules and procedures were established with Circular No. 78/2008-DP of November 4, 2008.

On October 31, 2001, the Federal Government enacted Law No. 10,303 (“Law No. 10,303”), which amends the Brazilian Corporation Law and the law relating to the CVM. Law No. 10,303 imposes, among other things, restrictions on the issuance of preferred (nonvoting) shares; under the law, a non-publicly traded company is prohibited from issuing preferred shares in an aggregate amount that exceeds 50% of that company’s capital stock, while publicly traded companies on the date that the law was enacted were permitted to continue issuing preferred shares in an aggregate amount that is not in excess of 2/3 of capital stock. In addition, under Law No. 10,303, preferred shares are required to be accorded one of the following minimum preferences: (a) priority in receipt of dividends in an amount up to 3% of the book value per share; (b) dividends in an amount greater than those paid in respect of the common (voting) shares; or (c) a “tag-along” right that would permit minority shareholders to receive at least 80% of the price per share paid to the controlling shareholder upon any transfer of control of the company. Law No. 10,303 also gives minority shareholders the right to elect (x) two directors if such shareholders hold common shares that represent at least 15% of the voting shares or 10% of the total capital stock or (y) one director if such shareholders hold common or preferred shares that represent at least 10% of the total capital stock. The directors so elected by the minority shareholders were given veto rights in the appointment of an independent auditor. Finally, to convert a publicly held corporation into a close corporation, the purchaser is required to offer to purchase the remaining outstanding shares at their fair value (determined in accordance with the guidelines of the CVM). Companies were given one year to amend their bylaws to make these changes, although the 50% limitation on the issuance of preferred shares was made effective immediately. Law No. 10,303 also amends the Brazilian Securities Commission Law to make market manipulation, insider trading and improper use of one’s position, profession, activity or function crimes punishable by imprisonment and fines. Law No. 10,303 is intended to promote investment in the domestic capital markets by affording additional protections to minority shareholders. On February 15, 2006, President da Silva issued Provisional Measure No. 281 (subsequently enacted as Law No. 11,312 on June 27, 2006), which exempts foreign investors from a withholding tax on trading in Brazilian government bonds. The exemption is limited to investment funds that have at least 98% of their assets invested in Brazilian government bonds and in which all of the investors are nonresidents of Brazil. The exemption does not apply to repurchase transactions or to investors that are resident in countries that have no capital gains taxes or that impose such a tax at a rate lower than 20%. The exemption is intended to increase the demand for Brazilian government bonds and, by doing so, reduce Brazil’s borrowing costs.

The Brazilian equity market is one of Latin America’s largest in terms of market capitalization. The average daily trading volume rose to $667 million in 2005, $1.1 billion in 2006, $2.6 billion in 2007, $3.1 billion in 2008 and $2.7 billion in 2009. Trading on Brazilian stock exchanges by non-residents of Brazil is subject to specific rules under Brazilian foreign investment legislation.

The Brazilian equity market is characterized by significant short-term price volatility. The closing levels (U.S. dollar adjusted) for the IBOVESPA, an index maintained by BOVESPA, were 14,293 on December 31, 2005, 20,801 on December 31, 2006, 36,067 on December 31, 2007, 16,068 on December 31, 2008 and 39,391 on December 31, 2009.

PUBLIC FINANCE

Consolidated Public Sector Fiscal Performance

The consolidated public sector account is comprised of the accounts of the Federal Government, public enterprises, and State and local governments. In turn, the Federal Government account consolidates the accounts of the National Treasury, the social security system, and the income and loss statement of the Central Bank, but does not include the proceeds of privatizations. With the adoption of several important structural reforms in recent years, the Federal Government has established as its objective a substantial improvement in the fiscal performance of the consolidated public sector as measured by the primary balance.

Fiscal balance in Brazil is measured by the Financial Balance or Nominal Balance, and the Primary Balance, each of which are calculated according to the official statistical guidelines of the IMF:

•

Financial Balance or Nominal Balance, which when in deficit is referred to as the Public Sector Borrowing Requirement (“PSBR”), is calculated as the difference between the level of consolidated public sector debt in one period and the level of such debt in the previous period, excluding the effects of the Federal Government’s privatization program and the effect of exchange rate fluctuations on the debt levels between periods;

•	Primary Balance, is the financial balance (or nominal balance) less net borrowing costs of the Federal Government

The PSBR increased from 3.4% of GDP in 2005 to 3.5% of GDP in 2006, declined over the next two years, falling to 2.7% in 2007 and 1.9% of GDP in 2008, and increased again to 3.3% of GDP in 2009. The nominal deficit of the Federal Government declined from 3.5% of GDP in 2005 to 2.8% of GDP in 2006, to 1.8% of GDP in 2007 and to 1.2% of GDP in 2008, but rose again to 3.5% of GDP in 2009. The nominal deficit of the States and local governments ranged from 0.3% of GDP in 2005, to 0.7% of GDP in 2006, to 0.5% of GDP in 2007 and to 1.2% of GDP in 2008, but had a nominal surplus of 0.1% of GDP in 2009. With respect to public enterprises, the nominal result registered a surplus of 0.3% of GDP in 2005 and 2006, 0.03% of GDP in 2007, 0.1% of GDP in 2008 and 0.02% of GDP in 2009.

From 2003 to 2008, the consolidated primary surplus target ranged from 3.75% to 4.5%, depending on the expected fiscal revenues and GDP growth. During 2009, the primary surplus target ranged from 3.8% to 1.9% of GDP, primarily due to the global economic crisis. The primary surplus for 2009 was R$64.5 billion, or 2.1% of GDP, falling by an amount equal to 1.4% of GDP as compared to the surplus registered in 2008. The primary surplus target for 2009, 2.5% of GDP, was achieved when the government discounted part of the PAC investments (0.4% of GDP) in its expenditures.

Brazil’s consolidated public sector primary surplus was R$84.4 billion (3.9% of GDP) for 2005, R$76.8 billion (3.2% of GDP) for 2006, R$89.7 billion (3.4% of GDP) for 2007, R$106.4 billion (3.5% of GDP) for 2008 and R$64.5 billion (2.1% of GDP) for 2009. Between 2005 and 2008, the primary surpluses of the Federal Government, States, and municipalities and public enterprises, as a percentage of GDP, ranged from 2.6% to 2.4%, 1.0% to 1.0% and 0.3% to 0.2%, respectively. During 2009, primary surpluses of the Federal Government, States and municipalities and public enterprises represented 1.4%, 0.7% and 0.0% of GDP, respectively. The operational result had the lowest deficit of 2.9% of GDP in 2005 and a peak of 1.7% of GDP in 2008, while in 2009 it reached a deficit of 3.7% of GDP. Real interest payments totaled 3.2% of GDP in 2004, 6.8% of GDP in 2005, 5.2% of GDP in 2006, 2.5% of GDP in 2007, 1.8% of GDP in 2008 and 5.9% of GDP in 2009.

Set forth below are the public sector borrowing requirements for the five year period ending December 31, 2009. In addition to the cash balance of the National Treasury, the public sector borrowing requirements include the borrowing requirements of public enterprises, the social security system, the Central Bank, States and municipalities and certain public funds.

Table No. 22

Public Sector Borrowing Requirements Historical Summary(1)

	2005	2006	2007	2008	2009
Selected Economic Indicators(2)
Real GDP Growth (Decline)	3.2%	4.0%	6.1%	5.1%	(0.2%)
Monetary Base (end of period) change	14.1	4.0	21.1	0.6	12.6%
Real interest rate(3)	17.6%	10.9%	3.7%	3.1%	11.5%

	2005	2006	2007	2008	2009
Implicit interest rate(4)	16.6	12.1	5.6	3.2	13.0
Public Finance(5)
Financial Balance	(3.4)	(3.5)	(2.7)	(1.9)	(3.3)
Primary Balance	3.9	3.2	3.4	3.5	2.1
Real interest	6.8	5.2	2.5	1.8	5.9
Domestic	6.1	4.8	2.5	1.9	5.9
External	0.7	0.3	0.0	(0.1)	(0.0)
Operational result	(2.9)	(2.1)	0.7	1.7	(3.7)
Domestic financing	(9.8)	(10.1)	(9.3)	(1.4)	(9.2)
External financing	6.6	7.4	9.4	2.7	5.0
Issue of money	0.4	0.7	0.6	0.4	0.5

(1)	Surplus (deficit).
(2)	Accumulated change from prior period.
(3)	Accumulated change in the fiscal year, deflated by the IGP-DI.
(4)	Implicit real interest rate on public sector internal debt of the fiscal year.
(5)	All figures expressed as a percentage of GDP.

Source: Central Bank

The table below shows the contributions of the Federal Government, the State and local governments and public sector enterprises with regard to the PSBR.

Table No. 23

Public Sector Borrowing Requirements(1)(2)(4) by Sector

	% of GDP	% of GDP	% of GDP	% of GDP	% of GDP
Item	2005(3)	2006(3)	2007(3)	2008(3)	2009(3)
Total (4)
Financial	(3.4)	(3.5)	(2.7)	(1.9)	(3.3)
Primary	3.9	3.2	3.4	3.5	2.1
Operational	(2.9)	(2.1)	0.7	1.7	(3.7)
Federal Government
Financial	(3.4)	(3.1)	(2.2)	(0.8)	(3.4)
Primary	2.6	2.2	2.2	2.4	1.4
Operational	(3.1)	(2.2)	0.2	1.7	(3.7)
State and Local Government
Financial	(0.3)	(0.7)	(0.5)	(1.2)	0.1
Primary	1.0	0.8	1.1	1.0	0.7
Operational	0.0	(0.2)	0.5	(0.2)	0.0
Public Sector Enterprises
Financial	0.3	0.3	0.0	0.1	0.0
Primary	0.3	0.2	0.0	0.2	0.0
Operational	0.3	0.3	0.0	0.1	0.0

(1)	Amounts calculated using the IGP-DI adjusted as of month-end. The figures for financial and operational results include the effect of the exchange rate on the stock of the securitized debt.
(2)	Surplus (deficit).
(3)	Reflects the ratio of flows to GDP, both valued for the last month of the period, using IGP-DI.
(4)	Statistics on debt and public sector borrowing requirements currently exclude companies linked to Petrobras Group, in accordance with Decree No. 6,867 dated May 29, 2009, which deals with financial planning and fiscal targeting in the context of the Federal Government.

Source: Central Bank

Budget Process

The Federal Government’s fiscal year is the calendar year. Responsibility for preparation of the federal budget rests with the executive branch, although the National Congress plays a major role in budget determinations. The budget proposal is prepared based upon discussions among representatives from the National Treasury of the Ministry of Finance and the Federal Budget Secretariat (Secretaria de Orçamento Federal, or “SOF”), jointly with the Planning and Strategic Investments Secretariat. After discussions among representatives of SOF, the Treasury and each other Ministry, SOF submits a formal proposal for the LDO for the succeeding fiscal year to the President of the Republic. The President, in turn, submits the LDO proposal, with any revisions, to the National Congress. The LDO proposal with respect to the succeeding year must be submitted to Congress by April 15.

Congress may revise the LDO proposed by the President. Congress is charged by law to submit to the President the LDO as revised by July 17 and may not begin its winter recess until it does so. The LDO becomes effective immediately if Congress approves the presidential proposal without revision. If Congress alters any item of the proposal, the President may veto any provision of the revised LDO. All provisions that are not vetoed become effective upon presidential signature. Congress may override the veto by a two-thirds majority vote. If the veto is overridden, the provision becomes effective upon the override.

The executive branch is charged with submitting to Congress a detailed budget for the succeeding fiscal year that is consistent with the broad contours set forth in the LDO. Each ministry proposes a detailed budget with respect to its operations, and SOF meets with each ministry to discuss its proposal. SOF finalizes a federal budget proposal, which it submits to the President, who may revise the proposal. The President is then required to submit the budget, as revised, to Congress by August 31.

Congress may revise some items in the President’s proposed budget. Congress may not, however, alter the items regarding payments on any external debt that the Republic has incurred. By December 22, Congress must submit to the President the budget, as revised, for the succeeding year.

The President is granted 15 days to review and sign the budget. If the President signs the budget or a veto is overridden prior to the end of the year, the provisions that are not vetoed or for which the veto has been overridden become effective as of January 1 of the following year. After presidential signature, implementing decrees authorizing expenditures are generally issued within five to ten days, but certain expenditures are permitted to be immediately executed.

Within 30 days after the end of each two-month period, the Federal Government publishes a summary report of the budget execution, as required by the Federal Constitution. At the end of a two-month period, if the Federal Government finds that the budgeted amounts may prevent achievement of the primary surplus target, it will limit expenditures and financial transactions in order to achieve such surplus target.

Constitutional Amendment No. 32, effective since September 12, 2001, prohibits, among other things, the issuance of provisional measures for the implementation of multi-year plans and budgets. See “The Federative Republic of Brazil—Form of Government and Political Parties”. The LDO established as a target for 2009 a consolidated public sector primary surplus of 3.8% of GDP, and indicated that the target is to remain the same through 2011. However, the Federal Government announced on April 15, 2009, the reduction of the public sector primary surplus target in 2009 from 3.8% of GDP to 2.5% of GDP. The reduction of the surplus target is partially due to the withdrawal of investments made by Petrobras Group and by the reduction of the primary surplus targets for the Federal Government (from 2.2% to 1.4% of GDP) and local governments (states and municipalities) (from 0.95% to 0.90% of GDP). The reduction in primary surplus target should allow the extension of anti-cyclical policy in a year that has seen a drop in revenues.

The target set for public enterprises changed in 2009 primarily due to the withdrawal of the Petrobras Group companies from such group. The Federal Government is giving special treatment to the Petrobras Group by removing it from the calculation of the fiscal result of the public sector, resulting in the withdrawal of assets and liabilities of the company from the calculation of the Net Public Sector Debt (“DLSP”) with future flows of transactions of the company ceasing to affect DLSP and the financing needs of the Public Sector.

2010 Budget

The LDO for 2010 (Law No. 12,017 dated August 12, 2009) established as a target for 2010 a consolidated public sector primary surplus of 3.3% of GDP, and allowed the deduction of up to R$22.5 billion of expenses from PAC. The increase in the amount that may be deducted from the primary surplus is now possible because the former PPI was integrated in PAC in the LDO for 2010.

The 2010 budget bill was approved by the National Congress and signed by the President on January 26, 2010 (Law No. 12,214). The 2010 budget established, as a target for the Federal Government, a primary surplus of 2.15% of GDP. The budget of the Federal Government forecast a primary surplus of R$71.8 billion based on estimated revenues of R$873.9 billion and fixed expenditures of R$802.1 billion. The 2010 budget assumed an inflation rate of 4.45%.

The principal assumptions underlying the 2010 budget estimates are set forth below.

Table No. 24

Principal 2010 Budget Assumptions

	Year Ended December 31, 2010
Gross Domestic Product
Nominal GDP (billions of reais)	R$	3.325
Real GDP Growth		5.0%
Inflation
Domestic Inflation (IPCA)		4.45%

Source: SEPLAN/ SOF

The following table sets forth revenues and expenditures of the Federal Government in 2008 and 2009, and as projected in the 2010 budget.

Table No. 25

Primary Balance of the Federal Government and 2010 Budget(1)

	Year Ended December 31				2010 Budget
	2008		2009
	(in billions of reais)
1—Total Revenues	R$	716.6	R$	739.3	R$	873.9
1.1—Treasury revenue		551.3		555.1		669.6
1.1.1—Administrative revenue		484.7		470.7		557.6
1.1.2—Refunds		(13.4)		(14.7)		n.a.
1.1.3—Direct taxes		0		0		n.a.
1.1.4—Other revenues		80.0		99.2		111.9
1.1.5—Fiscal incentives		0.0		(0.1)		n.a.
1.2—Social security receipts		163.4		182.0		204.3
1.3—Central Bank receipts		2.0		2.2		n.a.
2—Total Expenditures		645.2		700.1		802.1
2.1—Treasury expenditures(2)		443.3		472.3		554.4
2.1.1—Transfers to States and municipalities		133.1		127.7		141.7
2.1.2—Expenditures of the Federal Administration(3)		303.1		338.1		407.2
2.1.3—Subsidies and subventions		6.0		5.4		5.6
2.1.4—Transfers to Central Bank		1.0		1.2		n.a.
2.2—Social security benefits		199.6		224.9		247.6
2.3—Central Bank expenditures		2.4		29		n.a.
3—Primary Balance(4)		71.4		39.2		71.8
3.1—Federal Government result (1-2)		71.9		39.8		71.8
3.1.1—National Treasury (1.1-2.1)		108.1		82.7		115.1
3.1.2—Social security (1.2-2.2)		(36.2)		(42.9)		(43.3)
3.2—Central Bank result (1.3-2.3)		(0.5)		(0.6)		n.a.
4—Financing Requirement(5)		(72.6)		40.6		(71.8)
5—Errors and Omissions(5)		1.2		1.4		0.0

(1)	Consolidated accounts of the National Treasury, Social Security and the Central Bank, according to Law No. 12,214 dated January 26, 2010.
(2)	Calculated as the sum of transfers to States and municipalities, personnel costs and other expenditures.
(3)	Calculated as the sum of personnel costs and other expenditures, minus subsidies and subventions.
(4)	Above the line. Surplus/(deficit).
(5)	(Surplus)/deficit below the line.

Source: Ministry of Finance/National Treasury Secretariat and Central Bank

Every two months, the government makes revisions of revenues, expenditures, fiscal results and macroeconomic parameters as required by the LDO. These revisions usually change figures of the public budget. In accordance with the first two-month period revision for 2010 of revenues, expenditures, fiscal results and macroeconomic parameters, as required by the Fiscal Responsibility Law, the primary surplus target of the Federal Government, in nominal terms, was R$2.4 billion higher than the forecast in the 2010 budget law (2010 LOA), primarily due to GDP revisions. However, pursuant to Article 3 of the 2010 LOA, this target may be reduced by up to R$29.8 billion relative to the expenditure of the Growth Acceleration Program (PAC), and further reduced by remaining amounts to be paid out of PAC expenses from previous years. Therefore, the surplus target may be reduced by up to R$33.6 billion (R$29.8 billion as a result of PAC expenditures in 2010 and R$3.8 billion as a result of extraordinary credits opened in previous years that are outstanding), effectively falling R$1.4 billion below the target predicted in the 2010 LOA. In addition, the macroeconomic parameters were also modified. For example, real GDP growth rate was changed to 5.2%, domestic inflation (IPCA) was set at 5.0% and there was a contingency payment of R$21.8 billion, reducing the limits of payments to be made in relation to the 2010 LOA. See “Public Finance—Fiscal Responsibility Law and Fiscal Crime Law”.

The following table sets forth the expenditures of the Federal Government in the years indicated, by function. The figures in this table are not directly comparable with those set forth in the table above entitled “Primary Balance of the Federal Government and 2010 Budget”, because the expenditures set forth in the table above were calculated in accordance with the IMF, which does not include, among other things, debt service expenditures and certain financial investments.

Table No. 26

Expenditures of the National Treasury by Function

(in millions of dollars)(1)

	2006	2007	2008	2009	2010 Budget (3)
Legislative	$1,926	$2,055	$2,314	$2,110	$3,556
Judiciary	7,100	8,214	10,480	10,372	16,094
Administration and Planning	4,613	5,571	6,316	6,680	16,113
Agriculture	4,564	4,007	4,175	5,480	11,214
Communications	198	240	204	183	465
National Defense and Public Security	9,230	10,964	13,544	14,411	21,954
Regional Development	—	—	—	—	—
Education, Culture and Citizenship Rights	8,659	10,233	12,746	15,118	29,122
Energy and Mineral Resources	197	209	234	302	638
Housing and Urban Planning	1,509	435	673	874	4.230
Industry, Commerce and Services	2,210	2,168	1,857	1,332	4,761
Foreign Affairs	617	717	995	718	1.131
Health and Sanitation	18,286	20,265	24,056	24,794	37,068
Labor	7,544	9,938	11,899	14,234	18,207
Assistance and Social Security	107,551	132,377	155,813	161,547	204,534
Transportation	3,174	2,932	2,606	4,119	12,296
Environmental Management	688	654	749	772	2.646
Science and Technology	1,702	1,647	2,155	2,414	4,559
Agricultural Organization	1,925	1,789	1,330	1,218	2,894
Sports and Leisure	338	387	110	75	882
Special Charges	357,760	383,531	399,543	401,413	622,075
Intergovernment Transfers	—	—	—	—	—
Contingency Reserve	—	—	—	—	12,316
	$539,804	$598,333	$651,799	668,166	$1,026,757

(1)	Converted to U.S. dollars using the annual average commercial exchange rate (sell side).
(2)	Total expenditures in this table are those reflected in the accounts of the Ministry of Finance, which treats certain expenditures as having been incurred when committed even though the corresponding amounts are disbursed in a later year.
(3)	Estimates. Source: Federal Budget Secretariat.

Source: Federal General Balance Sheet—Ministry of Finance

Taxation and Revenue Sharing Systems

The Constitution authorizes the levying and collection of taxes by the taxing authorities of federal, State and municipal governments, and mandates that the Federal Government share a portion of its tax revenues with the States, municipalities and other institutions. The Federal Government collects taxes on personal and corporate income, IPI, a rural property tax (Imposto sobre a Propriedade Territorial Rural, or “ITR”), the Tax on Financial Transactions (Imposto sobre Operações Financeiras, or “IOF”), certain mandatory contributions to the social security system from legal entities, employers and employees, and import and export tariffs. Municipalities and the Federal District collect taxes on urban property, transfers of property rights and services.

The tax burden in 2009 was 33.6% of the GDP, as compared to 34.4% of the GDP in 2008. The retraction of the tax burden occurred mainly because of the international financial crisis and tax reductions in order to stimulate economic activity. The total amount of tax revenue collected in 2009, corresponding to 73 existing tributes (federal, states and municipalities), was R$1,055,4 billion. From this amount, 69.8% was collected by the Federal Government, 25.6% by the states and 4.6% by municipalities. The taxes in 2009 were collected mainly by: the ICMS (20.7%); the Federal Income Tax (17.8%); Social Security (16.8%); and by the COFINS (10.7%).

Micro or small companies are eligible to contribute to a simplified tax collection system known as “Simples Nacional,” which enables these companies to pay a single unified tax based on their level of gross revenues, rather than paying several different taxes. The Simples Nacional, established by Complementary Law No. 123 of December 14, 2006, became effective on July 1, 2007. This law replaced the “Simples Federal” Law No. 9,317 of December 5, 1996, merging six different federal taxes (Income Tax for Corporates, IPI, CSLL, COFINS, PIS and employers contribution to social security), the ICMS at the state level and the ISS at the municipal level. Under this system, taxes for micro and small companies will range from 4.0% to 17.4%, depending on each company’s business activity.

Income Taxation. For corporate and other legal entities: (i) the basic tax is 15.0%, while the surtax on taxable net income exceeding R$240,000 is 10.0%; (ii) the tax related to social welfare levied on net profit is 8.0% with respect to enterprises in general, and 18.0% in the case of financial institutions; (iii) the deductions related to benefits granted to employees are prohibited in the calculation of taxable net income; (iv) only operating expenses directly related to the business of the enterprise are allowed to be deducted; (v) with respect to profits earned by foreigners, the tax levied on passive investment income is 15.0%; (vi) taxes on capital gains and loan interest is 15.0%; (vii) profits from operations and dividends are exempt from taxation as are gains attributable to the increase in market value of traded securities, consistent with rules applicable to Brazilian citizens; (viii) income earned by Brazilian enterprises abroad must be included in the calculation of taxable income of the enterprise in Brazil, and taxes paid abroad may be credited toward the tax paid in Brazil; and (ix) the tax levied on the nominal yield from financial investments in fixed income is 15.0%, while variable income is taxed at the rate of 10.0%.

The tax rate for interest payments remitted abroad in respect of loans is 15.0%. However if the remittance favors a resident or a person domiciled in a tax haven, then such tax rate is 25.0%. The tax rate for equity proceeds is 20.0%, and there is a tax of 1.0% on day trading operations executed in the country’s stock market. For individual taxpayers, income tax rates are progressive and range from 0.0% to 27.5% of annual earnings.

From 2004 to 2006, President da Silva promoted long term domestic savings with incentives such as a progressive tax reduction on savings based on the number of years that the investment has been held.

Provisional Measure No. 340/06 dated December 29, 2006 (subsequently enacted as Law No. 11,482 on May 31, 2007), readjusts the annual income exemption limit of Income Tax for Individuals to 4.5% per year between 2007 and 2010. All other deductions and exemptions will be readjusted by the same percentage.

Value Added and Other Taxes. The federal value added tax on manufactured products is levied at scheduled rates at each stage of the production and distribution process. Import and export tariffs are based on published tariff schedules. See “The Brazilian Economy—Historical Background”.

The ICMS is a tax based on the movement of goods and services through interstate and inter-municipal transportation and communication. It is a tax that each State and the Federal District may establish, as determined by the 1988 Federal Constitution. The ICMS is a non cumulative tax, compensating the value due in each transaction or service with the amount previously charged. Since September 13, 1996, exports of primary and semi-finished goods and the acquisition of certain fixed assets (Complementary Law No. 87 or “Kandir Law”) have been exempt from paying the ICMS. See “Balance of Payments and Foreign Trade—Foreign Trade”.

The IOF was created by Law No. 5143 of October 20, 1966 and is a tax levied on transactions related to credit, foreign exchange, insurance, securities and gold (as a financial asset). The CMN is responsible for the changes of the IOF.

The IOF tax, IPI, and PIS/CONFINS have been used as instruments to encourage certain activities, through the application of a reduction or exemption. For example, the IPI for research and development and information technology can be reduced or exempted until 2019. In addition, projects in infrastructure sectors such as transportation, ports, energy and basic sanitation were exempt from PIS/COFINS. These benefits are available for any purchases of machine, equipment, construction materials and acquired services in Brazil and abroad.

Social Contributions. Business entities are required to make three contributions to social welfare funds. First, corporations (including banks) must make a social contribution of 15.0% of quarterly real profits (CSLL) and some financial institutions (including stock exchanges and credit companies) must make a social contribution of 9.0% of CSLL, according to Law No. 11,727 of June 23, 2008. Second, corporations must contribute 7.6% of monthly corporate billings to COFINS (Law No. 10,833/2003), while financial institutions must contribute 4.0% (Law No. 10,684/2003). Third, corporations must contribute 1.65% of billings to finance other social programs (Programa de Formação do Patrimônio do Servidor Público, or “PASEP”, and together with PIS, “PIS/PASEP”) (Law No. 10,637/2002)). Financial institutions must contribute 0.65% of gross operating revenue to PIS/PASEP. Other sources of funding for social programs include progressively graduated social security taxes that are shared by employers and their employees.

Revenue Sharing. The Constitution mandates the distribution to, or sharing with, the States, municipalities and regions of certain types of taxes collected by the Federal Government. The municipalities are entitled to: (i) funds derived from withholding tax levied on payments made, in any way, by the municipalities, including autonomous entities and foundations thereof, (ii) 50.0% of the revenues from automobile property taxes, (iii) 25.0% of the ICMS and (iv) ITR revenues if such municipalities monitor and collect the tax. The States are entitled to funds derived from withholding tax levied on payments made by the States, including autonomous entities and foundations thereof.

The Federal Government is required to transfer 48.0% of the proceeds from the IPI and the income tax as follows: (i) 21.5% to the States and Federal District Participation Funds, (ii) 23.5% to the Municipality Participation Fund and (iii) 3.0% to the financing programs for the productive sectors in the North, Northeast and Central West Regions. The Federal Government must transfer another 10.0% of the proceeds of the IPI to the States and Federal District ratably in proportion to their respective exports of manufactured products; the States must transfer 25.0% of these amounts to the municipalities. In addition, the Federal Government must transfer to States and municipalities 29.0% of the revenues from the CIDE and the States must transfer 25.0% of these amounts to the municipalities.

All of the revenues derived from IOF levied on transactions in gold as a financial asset are distributed with 70.0% allocated to the municipalities and 30.0% allocated to the States, Federal District or federal territory of origin.

The Federal Government must dedicate at least 18.0% of annual tax revenues to education, and the municipalities, States and Federal District must invest at least 25.0% of their annual revenues in this area.

Under Constitutional Amendment No. 27 of March 21, 2000, which became effective on March 22, 2000, the Federal Government was permitted to reallocate through 2003 20.0% of certain tax revenues that the Federal Government would otherwise have been required to devote to specific program areas under the Constitution. The amendment created the DRU, which applied to social security contributions made by employees in the private sector. On December 20, 2007, the National Congress approved Constitutional Amendment No. 56, which extended the DRU until 2011.

Among the measures used by the Federal Government against the current global financial crisis was the implementation of tax relief from IPI, PIS and COFINS. The highlight of the contribution of tax policy regarding measures to counter the crisis, were the postponements of the payment of taxes and acceleration of the reinstatement of tax credits (PIS/PASEP and COFINS). With Provisional Measure No. 447 of November 14, 2008 (subsequently enacted as Law No. 11,933 of April 28, 2009), the Federal Government extended the due date for the payment of the main federal taxes. The payment of the contribution for PIS/COFINS was postponed from the 20th to the 25th of each month. The due date of payment for the IPI was also changed from the 15th to the 25th. In case of Social Security and of income tax collections, the due date for payment was also extended by ten days, to the 20th of each month. Decree No. 6,662 of November 25, 2008, regulated the restitution of retained credits for the contribution to PIS/PASEP and COFINS.

To complete the stimulus to the automotive production, the Federal Government decided to temporarily reduce the tax rate of the IPI on trucks by Decree No. 6,696 of December 17, 2008, from 5.0% to 0.0% through March 31, 2009. Decree

No. 6,701 of December 19, 2008, provides incentives for investment in manufacturers of vehicles and car parts and capital goods – the Decree amended the Art. No. 11 and No. 12 of Law No. 11,774 of September 17, 2008 with the definition of the goods of those industrial sectors that can benefit from the mechanism of accelerated depreciation for the purpose of income tax. The Federal Government also reduced, by Decree No. 6,743 of January 15, 2009, the tax rate of the IPI incident on some “off road” vehicles from 15.0% to 7.5%. In addition to the tax relief, the Federal Government and the Government of the State of São Paulo announced in November 2008 an increase in credit lines available for the purchase of vehicles, in addition to another R$4 billion in financing from Banco do Brasil and R$4 billion from Caixa Econômica Federal.

Fiscal Responsibility Law and Fiscal Crime Law

On May 4, 2000, the Federal Government enacted the Fiscal Responsibility Law, which introduced a financial-oriented approach designed to replace the inflationary financing and debt accumulation that had prevailed in the past. The law sets forth fundamental principles and directives of public finances and establishes a comprehensive framework intended to eliminate fiscal imbalances. The law applies to each level of government, as well as to government-controlled funds, semi-autonomous entities and public enterprises.

The Fiscal Responsibility Law provides for, among other things:

•	Limitations on personnel expenditures as a percentage of net current revenues to 50.0% for the Federal Government, 60.0% for the States, and 60.0% for municipalities.

•	Ceilings for public sector debt for the Federal Government, States and municipalities, which are to be verified every four months.

•

Regulation of the “golden rule”, which establishes that the volume of credit operations cannot exceed capital expenditures. Tax concessions have to be accompanied by estimates of their budget and financial impact in the budget year and in the two following years and included in the LDO. The proposing entity must also indicate that compensatory revenues exist. Increases in expenditures have to be accompanied by estimates of their budgetary and financial impact in the year in which they are first incurred and in the two following years, and by a declaration from the proposing entity stating that such increases are in compliance with multi-year plan (Plano Plurianual), LDO and annual budget.

•

Strengthening of the budgetary process as a planning instrument, with bi-monthly evaluations of fiscal targets for five key variables: revenues, expenditures, nominal and primary fiscal results and public sector debt. Non-compliance with bi-monthly targets for nominal and primary results will trigger automatic cuts in expenditure authorizations and in financial transactions separately at each level of government.

•

Strict rules for controlling revenue anticipation loans, concession of guarantees, and accrued expenses. New loan operations will not be authorized if ceilings on public sector debt are exceeded, except for refinancings of existing debt. Ceilings on personnel expenditures are to be verified every four months and, if exceeded, expenditure reduction measures will be triggered automatically. If such ceilings are exceeded by 95.0% or more, pay raises, new hiring and personnel related expenditures will be suspended. Courts specialized in the review of public accounts are to advise administrations of actual and potential noncompliance with the Fiscal Responsibility Law, described below.

•

A requirement that periodic evaluations reported in the fiscal risks annex contain information on financial and actuarial status of social security and FAT, other public funds and programs of an actuarial nature, overall contingent liabilities and other risks associated with public finances. The Federal Government is also required to present projections for key economic variables and the targets for inflation.

•	Debt renegotiations and rollovers are strictly forbidden during an incumbent’s final year in office.

•

A prohibition against the Central Bank issuing its own securities. The Central Bank’s debt securities are also included in the limits for Federal Government debt. The Fiscal Responsibility Law contains provisions that are intended to make the Central Bank’s operations more transparent, which include the obligation to present detailed reports. Sanctions for irresponsible behavior and mismanagement are to be established along with civil and criminal penalties in the Fiscal Crime Law, described below.

Exceptions under the Fiscal Responsibility Law are severely limited. Limits on public sector debt and on credit operations will be revised upon request by the President in the case of economic instability and monetary and foreign exchange shocks. Deadlines to reestablish equilibrium will be extended in the case of lackluster economic growth. In case of an officially recognized state of emergency, the limits will be temporarily suspended. Fiscal target annexes will be required to account for sources, and funds obtained from sale of public assets will be prohibited from being used to finance current expenditures, except expenditures related to social security.

In December 2001, in accordance with the Fiscal Responsibility Law, Senate Resolution No. 40 dated December 20, 2001, defined the global limits for the consolidated net indebtedness of States and municipalities, and determined that a State’s debt cannot be higher than 200% of its net current revenue and a municipality’s debt cannot exceed 120% of its net current revenue. It also established mechanisms for annual reductions of indebtedness exceeding such limits.

On October 11, 2000, the Brazilian Senate approved legislation known as the Fiscal Crime Law. The legislation amends Brazil’s Penal Code (Decree Law No. 2,848 of December 7, 1940) and certain other laws to provide penalties for, among other things, the execution of credit operations in excess of authorized limits, the ordering of expenditures not authorized by law and administrative infractions of public finance laws. The legislation, which was approved by the Chamber of Deputies on May 17, 2000, was enacted on October 19, 2000. The Fiscal Crime Law is a complement to the Fiscal Responsibility Law.

PUBLIC DEBT

General

Public sector debt in Brazil consists of the internal and external debt of the Federal Government (including the Central Bank), State and local governments and public enterprises. Pursuant to the Constitution, the Brazilian Senate is vested with powers to establish, at the request of the President, (i) global limits for the consolidated debt of the Federal Government, States and municipalities, (ii) the terms and conditions of the internal and external financial transactions of the Federal Government, including public sector enterprises, at all levels of government, and (iii) the terms and conditions for guarantees by the Federal Government of any internal or external financial transaction. In addition, all external financial transactions entered into at any level of government must be authorized by the Senate.

The aggregate amount of consolidated gross public sector debt increased from $629.2 billion in 2005 to $1,302.5 billion in 2009. The consolidated gross public sector debt as a percentage of GDP, between 2005 and 2008, ranged from 68.2% to 65.0%, and was 72.2% in 2009. The consolidated net public sector debt increased from $442.4 billion in 2005, to $493.8 billion in 2008 and was $773.0 billion in 2009. Consolidated net public sector debt as a percentage of GDP decreased every year from 48.0% in 2005 reaching 37.3% in 2008 but increased to 42.9% in 2009.

From 2005 until 2008, gross debt of the Federal Government ranged from $585.4 billion (or 63.5% of GDP) in 2005 to $822.7 billion (or 62.2% of GDP) in 2008, while in 2009 it was $1,256.9 billion (or 69.7% of GDP). For the same period, gross debt of State and local governments ranged from $162.2 billion (or 17.6% of GDP) in 2005 to $195.2 billion (or 14.8% of GDP) in 2008 and was $258.1 billion (or 14.3% of GDP) in 2009. The gross debt of public sector enterprises reached $28.1 billion (or 3.0% of GDP) in 2005 while it was $25.4 billion (or 1.9% of GDP) in 2008 and $31.4 billion (or 1.7% of GDP) in 2009.

The debt profile of the Republic was substantially altered due to the Brady Plan restructuring of Brazil’s external debt in April 1994. Following that restructuring, the maturity profile of Brazil’s public sector external debt was substantially lengthened, from an average of 6.9 years on December 31, 1993 to an average of 8.8 years on December 31, 1996. The average maturity of Brazil’s public sector external debt ranged from 9.7 years in 2005 to 10.3 years in 2009. Consolidated public sector registered external debt ranged from $85.5 billion (or 9.3% of GDP) in 2005, to $73.9 billion (or 6.5% of GDP) in 2006, to $69.3 billion (or 4.4% of GDP) in 2007, to $66.2 billion (or 5.0% of GDP) in 2008 and to $73.6 billion (or 4.1% of GDP) in 2009. Interest and principal payments for that debt amounted to approximately $48.5 billion, or 41.0% of exports, in 2005, $33.3 billion or 24.2% of exports, in 2006, $22.6 billion, or 14.6% of exports, in 2007, $11.6 billion, or 5.9% of exports, in 2008 and approximately $14.2 billion, or 9.3% of exports, in 2009. On December 31, 2009, consolidated net public sector external debt was negative $287.9 billion (or negative 9.2% of GDP). See “—External Debt”.

The following table sets forth the consolidated gross and net debt of the public sector for each of the periods indicated.

Table No. 27

Public Sector Debt

	2005	As a % of GDP	2006	As a % of GDP	2007	As a % of GDP	2008	As a % of GDP	2009	As a % of GDP
	(in millions of dollars, except percentages)
Consolidated Gross Public Sector Debt*	$629,202	68.2	$751,265	66.2	$1,046,389	66.1	$859,221	65.0	$1,302,510	72.1
Internal(1)	543,713	59.0	677,372	59.7	977,113	61.7	793,055	60.0	1,228,895	68.1
External(2)	85,489	9.3	73,893	6.5	69,276	4.4	66,167	5.0	73,615	4.1
By Sector
Federal Government and Central Bank Gross Debt	585,438	63.5	708,070	62.4	998,263	63.0	822,672	62.2	1,256,931	69.7
Internal	510,132	55.3	644,224	56.8	939,260	59.3	768,530	58.1	1,197,833	66.4
Securities Debt	425,360	46.1	536,943	47.3	783,197	49.5	672,094	50.8	1,055,246	58.5
Other debt(3)	84,773	9.2	107,281	9.5	156,063	9.9	96,436	7.3	142,587	7.9
External	75,306	8.2	63,846	5.6	59,003	3.7	54,142	4.1	59,098	3.3
Credits	(301,570)	(32.7)	(363,787)	(32.1)	(536,992)	(33.9)	(510,915)	(38.6)	(721,114)	(40.0)
Internal	(246,262)	(26.7)	(277,948)	(24.5)	(356,677)	(22.5)	(304,109)	(23.0)	(482,060)	(26.7)
Public Sector(4)	(140,216)	(15.2)	(159,418)	(14.1)	(202,965)	(12.8)	(171,797)	(13.0)	(225,644)	(12.5)
Other(5)(6)	(106,046)	(11.5)	(118,530)	(10.4)	(153,712)	(9.7)	(132,312)	(10.0)	(256,417)	(14.2)
External(7)	(55,308)	(6.0)	(85,839)	(7.6)	(180,315)	(11.4)	(206,806)	(15.6)	(239,054)	(13.3)
State and Local Government Gross Debt	162,168	17.6	183,546	16.2	230,545	14.6	195,189	14.8	258,140	14.3
Internal	155,702	16.9	176,771	15.6	223,580	14.1	187,247	14.2	248,690	13.8
External	6,466	0.7	6,775	0.6	6,965	0.4	7,942	0.6	9,450	0.5
Credits	(12,566)	(1.4)	(13,259)	(1.2)	(19,687)	(1.2)	(17,570)	(1.3)	(24,628)	(1.4)
Internal	(12,566)	(1.4)	(13,259)	(1.2)	(19,687)	(1.2)	(17,570)	(1.3)	(24,628)	(1.4)
Public Sector (8)(9)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0,000	0.0
Other(6)	(12,566)	(1.4)	(13,259)	(1.2)	(19,687)	(1.2)	(17,570)	(1.3)	(24,628)	(1.4)
External(7)	0.0	0.0	0	0	0	0.0	0.0	0.0	0.0	0.0
Public Enterprises Gross Debt	28,089	3.0	27,042	2.4	31,879	2.0	25,377	1.9	31,450	1.7
Internal	24,372	2.6	23,770	2.1	28,571	1.8	21,294	1.6	26,383	1.5
External(10)	3,717	0.4	3,272	0.3	3,308	0.2	4,083	0.3	5,067	0.3
Credits	(19,115)	(2.1)	(20,976)	(1.8)	(25,782)	(1.6)	(20,946)	(1.6)	(27,781)	(1.5)
Internal	(19,115)	(2.1)	(20,976)	(1.8)	(25,782)	(1.6)	(20,946)	(1.6)	(27,781)	(1.5)
Public Sector(11)	(6,278)	(0.7)	(7,974)	(0.7)	(11,333)	(0.7)	(12,220)	(0.9)	(18,368)	(1.0)
Others(6)(12)	(12,837)	(1.4)	(13,002)	(1.1)	(14,449)	(0.9)	(8,727)	(0.7)	(9,413)	(0.5)
Net Public Sector Debt(13)	442,446	48.0	520,635	45.9	678,226	42.8	493,807	37.3	772,998	42.9
Internal	412,265	44.7	532,581	46.9	789,265	49.8	634,446	48.0	938,437	52.0
External	30,181	3.3	(11,946)	(1.1)	(111,039)	(7.0)	(140,639)	(10.6)	(165,439)	(9.2)

*	Consolidated gross public sector debt, as presented in this table, does not consolidate debts between public sector entities. This table does not include liabilities related to the FCVS program. See “—Compensation Fund for Salary Fluctuation (Fundo de Compensação de Variações Salariais)”.
(1)	Total domestic debt of federal, State and local government less public sector internal credits.
(2)	Total external debt of the federal, State and local government, including short-term debt obligations.
(3)	Includes monetary base, other deposits of the financial system with the Central Bank and federal securities that can be used in the national privatization program. See “—Domestic Privatization Currencies”.
(4)	Debt securities issued by State and local governments, debt of States and municipalities issued under Resolution 8,727 of 1993, Resolution 9,496 of 1997 and credits from the Central Bank to State banks.
(5)	Monetary reserves invested in overnight deposits, net banking debt, taxes receivable, social security, other accounts, FAT-BNDES and credits from the Central Bank to financial institutions.
(6)	Other internal credits consist primarily of deposits at private sector financial institutions.
(7)	External credits are equivalent to the Federal Government’s international reserves. The external credits of the Federal Government and the Central Bank do not include collateral acquired in connection with the April 1994 debt restructuring.
(8)	Internal public sector credits owed by other public sector entities. These amounts are consolidated into the consolidated gross public sector debt amounts above.
(9)	Taxes receivable and demand deposits.
(10)	Net debt.
(11)	Investments in public securities and short-term investments in public enterprises.
(12)	Demand deposits.
(13)	Net public sector debt is consolidated gross public sector debt less aggregate credits of the Federal Government and the Central Bank, State and local governments and public sector enterprises (excluding internal public sector credits that have been excluded from the calculation of consolidated gross public sector debt).
(14)	As of January 2010, the comparison of the Public Sector Net Debt and General Government Gross Debt to the GDP will be based on the current GDP—following an international standard replacing the GDP valued by the IGP-DI. With the objective of enabling the comparability of the current GDP debt in relation to previous periods, the calculation went back to December 2001.

Source: Central Bank

The aggregate amount of the federal domestic securities debt held outside the Central Bank rose from $434.4 billion on December 31, 2005 to $683.3 billion on December 31, 2008, representing 47.1% of GDP, while in 2009 it was $1,063.5 billion, representing 67.4% of GDP.

On December 31, 2009, Brazil’s floating rate domestic securities debt totaled approximately R$910.2 billion (65.1% of all federal debt securities). The percentage of this debt that was indexed to the U.S. dollar has declined in recent years; it was 2.7% in December 2005, 1.3% in December 2006, 1.0% in December 2007, 1.1% in December 2008 and 0.7% in December 2009. On May 31, 2010, Brazil’s U.S. dollar-indexed domestic securities debt totaled approximately R$10.1 billion (0.7% of all federal debt securities). The aggregate principal amount of the federal debt securities indexed to the Over/Selic rate fell from R$507.2 billion (51.8% of all federal debt securities) on December 31, 2005, to R$413.7 billion (37.8% of all federal debt securities) on December 31, 2006, R$409.0 billion (33.4% of all federal debt securities) on December 31, 2007, rose to R$453.1 billion (35.8% of all federal debt securities) on December 31, 2008 and rose again to R$500.2 billion (35.7% of all federal debt securities) on December 31, 2009. On May 31, 2010, Brazil’s Over/Selic rate-indexed domestic securities debt totaled approximately R$542.6 billion (35.7% of all federal debt securities). Fixed rate federal debt securities increased from R$293.9 billion (30.0% of all federal debt securities) on December 31, 2005, to R$419.2 billion (38.3% of all federal debt securities) on December 31, 2006, to R$482.6 billion (39.4% of all federal debt securities) on December 31, 2007 but decreased to R$427.1 billion (33.8% of all federal debt securities) on December 31, 2008 and increased further to R$488.2 billion (34.9% of all federal debt securities) on December 31, 2009. On May 31, 2010, Brazil’s fixed rate federal debt securities totaled approximately R$527.3 billion (34.7% of all federal debt securities).

Table No. 28

Federal Public Debt (1) Indicators

	As of December 31,
	2005	2006	2007	2008	2009
Stock of FPD held by public (R$ billion)	1,157.1	1,237.0	1,333.8	1,397.0	1,497.4
FPD profile (%):
Fixed rate	23.6	31.9	35.1	29.9	32.2
Inflation linked	16.1	19.9	24.1	26.6	26.7
Floating rate	43.9	33.4	30.7	32.4	33.4
Exchange rate	17.6	12.7	8.2	9.7	6.6
Others	1.8	2.0	1.9	1.4	1.1
FPD maturity structure:
Average maturity (years)	2.8	3.0	3.3	3.5	3.5
Percentage maturing in 12 months (%)	36.3	32.4	28.2	25.4	23.6

(1)	It includes the domestic debt and the external debt under the National Treasury responsibility.

Source: National Treasury.

The Brazilian Annual Borrowing Plan first launched in 2001 has achieved several results, including the lengthening of average Federal Public Debt—FPD maturities and smoothing of its maturity profile. As a result, the average tenor of FPD was 3.5 years in 2009, which is a considerable increase from the average tenor of 2.8 years in December 2005. Brazil’s effort to reduce its vulnerability to external shocks by increasing its issuance of fixed-rate debt securities contributed to a reduction in the pace of improvement of the average maturity of the Republic’s domestic debt securities, because Brazil’s fixed-rate debt securities tend to be shorter-term in comparison to the country’s indexed securities. Of the R$1,497.4 billion in federal public debt outstanding on December 31, 2009, 23.6% was scheduled to mature within 12 months.

Securitized Debt

In addition to regular federal domestic securities debt issuances in the form of bills and notes issued by the National Treasury, the Federal Government promotes the assumption and restructuring of liabilities resulting from the sale and closure of State enterprises, subsidies, and adjustments prior to the privatization process, and the creation and division of States. Such liabilities have been restructured to coordinate the maturities and the liability with the payment capacity of the National Treasury, as well as to lengthen the maturity of the public debt and to make transactions more transparent. The aggregate amount of securitized debt as of December 31, 2009 was R$12.1 billion, of which R$11.4 billion is comprised of FCVS (as defined below). See “Compensation Fund for Salary Fluctuation (Fundo de Compensação de Variações Salariais or FCUS).” As of January 31, 2010, the Federal Government estimates the amount yet to be securitized as R$102.6 billion, of which approximately 82.4% is comprised of FCVS.

Housing Compensation Fund for Salary Fluctuation (Fundo de Compensação de Variações Salariais)

Beginning in 1967, the Brazilian Government introduced a series of measures designed to provide subsidies to homeowners to address the effects of high inflation on mortgage rates. These subsidies were implemented in the form of the FCVS, which provided mortgage lenders in Brazil with a credit in an amount equal to the difference between the lender’s actual cost of funds and the amounts that the borrower was legally obligated to pay under the terms of his mortgage. Under the FCVS program, the borrower was absolved of the responsibility to pay the amount guaranteed by the Federal Government, and the lending institution recorded as an asset the amount of the FCVS subsidy receivable. The FCVS program has not covered any mortgages entered into after March 1990. The aggregate amount of the FCVS subsidy constitutes a liability of the Federal Government; the FCVS subsidy is not accounted for as borrowed money and, therefore, is not reflected in the amount of the Republic’s outstanding domestic public indebtedness unless subject to securitization.

In furtherance of the Plano Real‘s goals of restructuring the monetary and fiscal policies of the Federal Government to ensure long-term economic stability and growth, the Federal Government announced, in September 1996, a plan to issue securities in exchange for the accumulated liability attributable to the FCVS subsidy. This measure was intended to provide financial institutions holding FCVS assets with an opportunity to exchange such assets for newly issued, liquid, government securities. The liability of the Federal Government for the FCVS subsidy falls into two categories: (i) FCVS liabilities that relate to mortgages on which no further contractual payments are outstanding and which, therefore, are determinate as to principal amount (“determinate FCVS liabilities”); and (ii) potential FCVS liabilities that relate to mortgages on which additional contractual payments are due and under which additional FCVS liabilities may continue to accrue (“potential FCVS liabilities”). As of December 31, 2001, the Federal Government estimated that the aggregate amount of determinate FCVS liabilities would not exceed R$62.6 billion (of which R$46.1 billion was claimed as due and payable by the financial institutions receiving such credits and R$20.3 billion was claimed as payable but not yet due). The amount of the additional potential FCVS liabilities on outstanding mortgages is constantly estimated and revised by the Federal Government, as it is not possible to determine the additional contractual payments. The Federal Government implemented measures designed to reduce its FCVS liabilities generally by instituting auditing and verification procedures to ensure compliance with FCVS program requirements. In addition, the Federal Government’s proposal intended to reduce significantly its exposure for potential FCVS liabilities by offering incentives to homeowners to prepay FCVS loans, and by reducing the rate of interest payable on FCVS obligations.

The Federal Government’s FCVS initiative, as set forth in Law No. 10,150 of December 21, 2000, provides that all properly audited FCVS claims can be exchanged for 30-year Federal Government debt securities denominated in reais. The average rate of interest on such new securities represents a significant reduction from the average rate of interest applicable to the existing FCVS liabilities. The new securities provide for an eight-year grace period on interest payments and a twelve-year grace period on payments of principal. As of December 31, 2009, the Federal Government had issued R$82.7 billion aggregate principal amount in debt securities in exchange for audited FCVS claims, and estimated that FCVS liabilities would amount to R$87.5 billion. Although the issuance of securities in exchange for FCVS liabilities could, over time, require the recognition of domestic public sector debt, the Federal Government believes that effective implementation of the auditing and verification procedures required by the new measure should result in a reduction in the aggregate amount of FCVS liabilities eligible for exchange for new securities.

External Debt

On December 31, 2009, Brazil’s consolidated public sector external debt totaled $91.2 billion, or 5.8% of GDP. Approximately $15.3 billion of this debt was owed to commercial banks, $3.2 billion to foreign governments, $28.8 billion to international financial institutions, $43.8 billion to bondholders and $0.2 billion to suppliers and other creditors. The average maturity of Brazil’s public sector external debt was 7.3 years on December 31, 2003, 7.5 years on December 31, 2004, 9.7 years on December 31, 2005, 10.7 years on December 31, 2006, 10.4 years in 2007, 9.9 years in 2008 and 10.3 years in 2009.

International capital market issues by the Republic during 2007, 2008, 2009 and 2010 (prior to the date of this report) included:

•	an offering of an additional $500,000,000 aggregate principal amount of its 7.125% Global Bonds due 2037 on January 30, 2007;

•	an offering of R$1,500,000,000 (approximately $714 million) aggregate principal amount of its 10.25% Global BRL Bonds due 2028 on February 14, 2007;

•	an offering of an additional R$750,000,000 (approximately $360 million) aggregate principal amount of its 10.25% Global BRL Bonds due 2028 on March 27, 2007;

•	an offering of an additional $525,000,000 aggregate principal amount of its 6.00% Global Bonds due 2017 on April 11, 2007;

•	an offering of an additional R$787,500,000 (approximately $389 million) aggregate principal amount of its 10.25% Global BRL Bonds due 2028 on May 17, 2007;

•	an offering of an additional R$750,000,000 (approximately $393 million) aggregate principal amount of its 10.25% Global BRL Bonds due 2028 on June 26, 2007;

•	an offering of an additional $525,000,000 aggregate principal amount of its 6.00% Global Bonds due 2017 on May 14, 2008;

•	an offering of US$1,025,000,000 aggregate principal amount of its 5.875% Global Bonds due 2019 on January 13, 2009; and

•	an offering of an additional US$750,000,000 aggregate principal amount of its 5.875% Global Bonds due 2019 on May 14, 2009.

•	an offering of an additional US$525,000,000 aggregate principal amount of its 7.125% Global Bonds due 2037 on August 5, 2009;

•	an offering of US$1,275,000,000 aggregate principal amount of its 5.625% Global Bonds due 2041 on October 7, 2009;

•	an offering of US$525,000,000 aggregate principal amount of its 5.875% Global Bonds due 2019 on December 22, 2009;

•	an offering of US$787,500,000 aggregate principal amount of its 4.875% Global Bonds due 2021 on April 22, 2010;

•	an offering of an additional US$825,000,000 aggregate principal amount of its 4.875% Global Bonds due 2021 on August 3, 2010.

Brazil amended the fiscal agency agreement under which it issues securities in the intercontinental capital markets as of June 28, 2004 to provide for the issuance in the future of global bonds that permit Brazil to amend certain key terms of the bonds, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding bonds.

The following table sets forth details of Brazil’s public sector external debt by type of borrower at the end of the periods indicated.

Table No. 29

Public Sector External Debt by Type of Borrower

	As of December 31,
	2005	2006	2007	2008	2009
	(in millions of dollars, except percentages)
Central Government	$75,161	$63,942	$58,991	$54,373	$54,779
Public Entities(1)	21,427	21,592	21,775	25,347	35,831
Guaranteed	11,979	12,551	13,094	14,373	20,905
Non-Guaranteed	9,447	9,041	8,661	10,973	4,926
Total(2)	$96,587	$85,533	$80,746	$79,720	$91,222
External Debt/GDP (%)	10.9%	8.0%	6.1%	5.1%	5.8%

(1)	Includes indebtedness of the Central Bank, public enterprises, mixed-ownership enterprises, semi-autonomous entities, States and municipalities.
(2)	Excludes private sector external debt (i.e., debt with an original maturity of one year or more) totaling $57.2 billion in 2005, $70.5 billion in 2006, $84.9 billion in 2007, $90.4 billion in 2008 and $85.0 billion in 2009.

Source: Central Bank

The following table sets forth Brazil’s public sector external debt by type of creditor at the end of the periods indicated.

Table No. 30

Public Sector External Debt by Type of Creditor(1)

	As of December 31,
	2005	2006	2007	2008	2009
	(in millions of dollars)
Commercial Banks	$8,290	$9,111	$8,884	$10,485	$15,253
Foreign Governments	5,714	3,192	3,078	3,280	3,192
Multilateral Organizations	19,266	22,096	22,421	24,116	28,824
Bondholders	61,587	50,741	46,070	41,562	43,773
Suppliers	352	393	291	277	180
Other	1,378	1	2	—	—
Total	$96,587	$85,533	$80,746	$79,720	$91,222

(1)	Debt with an original maturity of one year or more. Includes indebtedness of the Central Bank, public enterprises, mixed-ownership enterprises, semi-autonomous entities, States and municipalities. Excludes private sector external debt (i.e., debt with an original maturity of one year or more) totaling $57.2 billion in 2005, $70.5 billion in 2006, $84.9 billion in 2007, $90.4 billion in 2008 and $85.0 billion in 2009.

Source: Central Bank

Table No. 31

Public Sector External Debt by Type of Currency(1)

	As of December 31, 2005		As of December 31, 2006		As of December 31, 2007		As of December 31, 2008		As of December 31, 2009
	(in millions)	(%)	(in millions)	(%)	(in millions)	(%)	(in millions)	(%)	(in millions)	(%)
U.S. Dollars	$58,814	60.9	$47,002	55.0	$41,062	50.9	$40,452	50.7	$46,352	50.8
Japanese Yen	6,763	7.0	5,184	6.1	3,882	4.8	4,630	5.8	4,314	4.7
Due to World Bank(2)	8,067	8.4	9,608	11.2	9,427	11.7	10,231	12.8	9,673	10.6
Deutsche Marks	2,211	2.3	1,648	1.9	769	1.0	200	0.3	142	0.2
French Francs	558	0.6	1	0	0	0	0	0	0	0
Due to IDB(2)	10,822	11.2	12,179	14.2	12,767	15.8	13,024	16.3	13.739	15.1
Pounds Sterling	489	0.5	282	0.3	112	0.1	139	0.2	119	0.1
Swiss Francs	58	0.1	5	0.0	4	0	3	0	2	0.0
Canadian Dollars	54	0.1	0	0.0	0	0		0	0	0.0
Special Drawing Rights	11	0.0	10	0.0	9	0	7	0	4,516	5.0
European Currency Units	6,923	7.2	6,239	7.3	6,288	7.8	6,122	7.7	5,860	6.4
Others	1,819	1.9	3,375	3.9	6,425	8.0	4,911	6.2	6,504	7.1
Total	$96,586	100.0	$85,533	100.0	$80,746	100.0	$79,720	100.0	$91,222	100.0

(1)	Total registered external debt. Includes indebtedness of the Central Bank, public enterprises, mixed-ownership enterprises, semi-autonomous entities, States and municipalities. Excludes private sector external debt (i.e., debt with an original maturity of one year or more) totaling $57.2 billion in 2005, $70.5 billion in 2006, $84.9 billion in 2007, $90.4 billion in 2008 and $85.0 billion in 2009.
(2)	Consists primarily of Dollars, Yen, Swiss Francs and Deutsche Marks. Beginning in 2004, external debt with multilateral institutions is registered among the currencies based on the percentage that each currency composes of the given basket.

Source: Central Bank

The following table sets forth the amortization schedule of Brazil’s public sector external debt by creditor.

Table No. 32

Public Sector External Debt Amortization Schedule by Creditor(1)

	Outstanding as of December 31,
	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019 and thereafter
	(in millions of dollars)
Multilateral Organizations	28,824	2,034	2,207	2,793	2,133	1,856	1,812	1,578	1,410	1,273	11,729
Commercial Banks	15,253	2,069	2,837	567	1,358	364	1,632	944	776	1,730	2,975
Foreign Governments	3,192	545	373	393	363	307	276	216	155	124	442
Bondholders	43,773	2,201	2,391	2,624	1,356	1,042	3,163	2,293	3,404	170	25,128
Suppliers	180	60	55	32	16	6	5	3	2	1	0
Other	0	0	0	(0)	(0)	0	(0)	(0)	0	(0)	0

Total	91,222	6,907	7,863	6,410	5,226	3,577	6,886	5,034	5,747	3,298	40,274

(1)	This table includes debt with an original maturity of one year or more. Amortization figures in this table include only scheduled payments on outstanding debt as of December 31, 2009. This table excludes debt past due for 120 days or more, installment debt with three or more installments past due for 120 days or more and intercompany loans.

Source: Central Bank

On November 16, 2004, the Brazilian Senate adopted Senate Resolution No. 20, which authorizes, among other things, (i) the issuance abroad of debt securities denominated in reais or a foreign currency and (ii) liability management through repurchases, exchanges and other transactions, including financial derivatives, in each case pursuant to the National Treasury’s Program of Securities Issuance and Management of Liabilities Abroad. The National Treasury is permitted to issue up to an aggregate of $75 billion under this program, subject to subsequent renewals by the Senate. The proceeds of the sale of securities under this program are required to be applied to the payment of the National Treasury’s federal public debt.

On July 18, 2005, Brazil invited holders of its USD Front-Loaded Interest Reduction with Capitalization Series L Bonds due 2014 (“C Bonds”) to submit offers to exchange such bonds in a modified Dutch auction for 8.0% Amortizing Global Bonds (“Amortizing Global Bonds”) on the terms and subject to the conditions set forth in Brazil’s prospectus supplement, dated July 18, 2005, to the prospectus dated January 5, 2005. The invitation expired on July 21, 2005. Pursuant to the invitation, Brazil issued $4,508,571,000 aggregate principal amount of Amortizing Global Bonds in exchange for $4,272,201,000 aggregate principal amount of C Bonds tendered pursuant to the invitation. A total of $5,310,671,000 aggregate principal amount of C Bonds had been outstanding prior to the exchange. The Amortizing Global Bonds were issued on August 1, 2005. The Amortizing Global Bonds will mature on January 15, 2018. On October 17, 2005, Brazil exercised its rights to redeem the C Bonds at par value.

On September 26, 2005, Brazil completed an offering of R$3,400,000,000 (equivalent on the issue date to approximately $1.5 billion) aggregate principal amount of its 12.5% Global BRL Bonds due 2016. The Global BRL Bonds are denominated in reais. Principal of and interest on the Global BRL Bonds will be translated into, and any payment of such principal and interest will be made in, U.S. dollars. The offering of Global BRL Bonds was the first offering of Brazilian real-denominated bonds made by Brazil in the international capital markets. From this initial offering through December 2009, Brazil completed seven different offerings for an additional R$6,787,500,000 aggregate principal amount of Global BRL Bonds.

Brazil also announced on December 22, 2005 that it would prepay the remaining $1.7 billion in debt that it owed to the Paris Club of creditor nations. The final payment was made in May 2006.

On February 9, 2006, the Federal Government announced that the Brazilian National Treasury, together with the Central Bank as its fiscal agent, had initiated a program for the repurchase of certain external debt securities using Brazil’s international reserves. The repurchase program targeted the Federal Government’s external debt securities that were scheduled to mature through 2010 (later extended to 2012), as well as Brazil’s External Federal Public Securities Debt Brady Bonds (the “Brady Bonds”). The Brazilian National Treasury canceled all debt securities repurchased under the program. The program is intended to reduce the Federal Government’s debt service payments in the intermediate term. The repurchase program remained in effect until December 31, 2006. $6.1 billion (in face value) of external debt securities was repurchased from the secondary market, which is equivalent to $7.1 billion in financial value. The program reduced the external payment flows, between 2006 and 2024, in the amount of $8.5 billion, of which approximately $6.1 billion corresponded to debt principal and approximately $2.5 billion corresponded to debt interest. See “—Debt Crisis and Restructuring”.

In 2006, in addition to the above-mentioned repurchase program, other simultaneous measures were taken that contributed to the reduction of short-term external borrowing requirements and the improvement of the external debt profile. Included in these other measures were the repurchase of the Brady Bonds, in which $6.5 billion worth of Brady Bonds were repurchased at par, and the public buyback offer of External Federal Public Securities Debt (Dívida Pública Mobiliária Federal Externa, or “DPMFe”) bonds denominated in dollars and euros carried out by the National Treasury in June 2006 that withdrew from the market $1.3 billion (in face value) of DPMFe bonds, which is equivalent to $1.6 billion in financial value.

In January 2007, the Treasury announced that it could repurchase any external debt securities, subject to market conditions, independent of its maturity. From 2007 to 2009, Treasury repurchases from the secondary market amounted to $7.6 billion (in face value) of external debt securities, which was equivalent to $9.9 billion in financial value. The overall reduction in interest to be paid by 2041 as a consequence of the Early Redemption Program reached $16.7 billion (in current face value) from 2007 to 2009. Treasury repurchases from the secondary market amounted to $1.1 billion, which was equivalent to $1.4 billion in financial value in 2009.

On April 30, 2008, Standard and Poor’s Rating Services published a report raising its long-term foreign currency sovereign credit rating on the Republic to BBB-, the first level to be considered investment grade, and the Republic’s long term local currency sovereign credit to BBB-. Ten Brazilian companies also had their ratings raised by S&P to investment grade, including Banco do Brasil, BNDES and Eletrobrás. On May 29, 2008, Fitch Ratings published a report raising the Republic’s foreign currency sovereign credit rating to BBB-, its first level considered to be investment grade, and the Republic’s local currency long term debt to BBB-

On September 22, 2009, Moody’s rating agency changed the long term foreign currency and the long term domestic currency ratings to Baa3, upgrading the Republic to the investment grade category. In addition, Moody’s outlook on the new ratings were changed to positive. With this upgrade, Brazil has obtained investment grade rating by all three major rating agencies. On June 28, 2010, Fitch announced the revision of Brazil’s outlook from stable to positive, maintaining the investment grade rating. Brazil believes that the investment grade credit rating by these three ratings agencies may, on average, lower its cost of funds in the international capital markets and increase the liquidity of and demand for its debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Brazil’s current ratings and the rating outlooks currently assigned to Brazil are dependent upon economic conditions and other factors affecting credit risk that are outside the control of Brazil. Each rating should be evaluated independently of the others. Detailed explanations of the ratings may be obtained from the rating agencies.

Law No. 11,803 of November 5, 2008 (originating from Provisional Measure No. 435 of June 26, 2008), provided for the transfer, to the Republic, of the profits derived from operations made by the Central Bank in 2008 with foreign exchange reserves and foreign exchange derivatives. The funds, amounting to R$185.4 billion, were transferred from the Central Bank to the National Treasury’s Single Account on March 9, 2009, for the amortization of the Domestic Federal Public Securities Debt (Dívida Pública Mobiliária Federal interna, or “DPMFi”). According to the Annual Borrowing Plan of 2009, this amount is equivalent to approximately 49.0% of the financial necessity of the Federal Public Debt (Dívida Pública Federal, or “DPF’) of 2009 (R$379.7 billion).

In 2009, the Central Bank of Brazil had a positive result of R$5.61 billion (during the first 6 months of 2009 it had a negative result of R$940 million and during the last 6 months of 2009 it had a positive result of R$6.55 billion).

The Federal Government (with authority granted by Law No. 11,943 of May 28, 2009), allowed the National Treasury to use, on a permanent basis, the resources of the financial surplus (comprised of the primary surplus and other sources of financial resources of the Republic) and the excess of tax collections to pay for the redemption of federal public debt. Previously, when the Treasury wanted to use those resources to pay the debt, it was necessary to issue a new law.

Debt Record

With the inception of the Latin American debt crisis in 1982, voluntary lending to Brazil by commercial banks ceased. These were followed by several rounds of rescheduling, which culminated in Brazil’s Brady Plan restructuring pursuant to its 1992 Financing Plan (as defined below).

On July 9, 1992, Brazil and the Bank Advisory Committee, which consisted of nineteen of Brazil’s largest commercial bank creditors, reached an agreement on the restructuring of Brazil’s medium- and long-term public sector indebtedness owed to commercial banks, as well as a parallel arrangement for interest arrears accrued in respect of such indebtedness since January 1, 1991. Pursuant to that agreement, on April 15, 1994, Brazil issued approximately $43.1 billion principal amount of bonds to holders of certain medium- and long-term public sector debt (“Eligible Debt”) of Brazil, or guaranteed by Brazil, owed to commercial banks and certain other private sector creditors in consideration for the tender by such holders of their Eligible Debt and interest arrears accrued in respect thereof since January 1, 1991 (“Eligible Interest”). The bonds were issued pursuant to exchange agreements implementing the República Federativa do Brasil 1992 Financing Plan (the “1992 Financing Plan”), which provided for the restructuring of approximately $41.6 billion of Eligible Debt and arrangements for approximately $5.5 billion of Eligible Interest. Brazil’s Financing Plan was a “Brady Plan” restructuring, the term coined for debt restructuring based on the policy articulated by U.S. Treasury Secretary Nicholas Brady in a speech before the Third World Debt Conference in March 1989. The “Brady Plan” provided, among other things, (i) an exchange of debt for freely transferable bonds, (ii) significant reductions in the level of debt and the rate of interest payable thereon, and (iii) collateralized some types of new bonds with the pledge of U.S. Treasury zero-coupon obligations.

Holders of Eligible Debt exchanged their Eligible Debt for the following types of bonds: (i) Par Bonds (“Par Bonds”), (ii) Discount Bonds (“Discount Bonds”), (iii) Front-Loaded Interest Reduction Bonds (“FLIRBs”), (iv) Front-Loaded Interest Reduction with Capitalization Bonds (“C-Bonds”), and (v) a combination of New Money Bonds (“New Money Bonds”) and Debt Conversion Bonds (“Debt Conversion Bonds”). Eligible Interest was exchanged (after giving effect to certain interest rate adjustments and cash interest payments made by Brazil pursuant to the 1992 Financing Plan) for EI Bonds (the “EI Bonds”). The Par Bonds, Discount Bonds, FLIRBs, C-Bonds, New Money Bonds, Debt Conversion Bonds and EI Bonds are referred to herein collectively as the “Brady Bonds”.

The 1992 Financing Plan produced a reduction of approximately $4 billion in the stock of Eligible Debt; the $11.2 billion of Eligible Debt tendered for Discount Bonds resulted in the issuance of $7.3 billion of such bonds. In addition, the Federal Government estimates that the 1992 Financing Plan will have generated another $4 billion in interest savings over the 30-year repayment period. After giving effect to the completion of the phased delivery of collateral in October 1995, Brazil had approximately $17.8 billion of its external debt in the form of Par Bonds and Discount Bonds. The total cost of collateral to the Republic was approximately $3.8 billion.

On April 18, 2006, the Federal Government redeemed all of its outstanding Brady Bonds. A total of $6.6 billion aggregate principal amount of bonds were redeemed by Brazil on that date.

Debt Record

The Republic has defaulted on and rescheduled loans from commercial banks and official creditors. See “—Debt Crisis and Restructuring”. Throughout the debt restructuring process from 1982 to 1994, the Republic continued to make principal and interest payments on its external bonded indebtedness in accordance with the terms of such indebtedness. Prior to 1994, a very small percentage of Brazil’s external indebtedness was represented by bonds; however, this percentage has increased significantly as a result of the Brady Plan-type restructuring described above and subsequent debt offerings by the Republic in the international capital markets.

The National Treasury adopted a series of measures in 2006 aimed at improving DPF management. In the case of the DPMFi, the Treasury took steps to streamline domestic market operations and consolidate the process of opening the market to nonresident investors. Further to this change was the approval of Law No. 11,312/06, granting nonresidents an income tax exemption on gains on investments in public domestic debt bonds. This measure aligned Brazil with international practices, particularly among emerging countries. Simultaneously, similar to the impact on other countries, the measure fostered cost reductions and lengthening of debt maturities as a result of greater demand on the part of nonresident investors for longer-term fixed rate and inflation-linked securities. Further, Brazil opted for qualitative alterations in the debt structure, including the Early Redemption Program involving DPMFe bonds, in order to smooth the maturity profile of the short-term debt, as well as tender offers as part of the previously mentioned repurchase program and an offering of 2037 Bonds as part of a privately negotiated exchange offer transaction which occurred in 2006. The overall objective in this case was to improve Brazil’s external debt profile while lengthening average maturity terms. Other measures included exercising the call option of Brady Bonds, thereby eliminating all of these bonds which were related to the debt renegotiation process that marked the early 1990s, together with anticipated payments of liabilities to the Paris Club, generated by renegotiation agreements formalized between 1983 and 1992.

Measures adopted in 2007 which aim to improve DPF management include the creation of the Secondary Securities Market Work Group. Coordinated by the National Association of Financial Market Institutions (Associação Nacional das Instituições do Mercado Financeiro) and the Brazilian Association of Closed Pension Fund Entities (Associação Brasileira das Entidades Fechadas de Previdência Complementar), the working group is composed of representatives of the Central Bank, National Treasury, Brazilian Securities Commission and Government Pension Fund Secretariat. The task of the working group is to strengthen the capital markets segment, deepen debates on the role of institutional investors in the secondary market and increase the liquidity levels of fixed rate securities in Brazil. Also, in order to increase transparency in the negotiations of federal public bonds in the secondary market, the Brazilian National Treasury and the Central Bank, through the Joint Normative Act No. 15 on January 14, 2008, raised the disclosure standards that financial institutions classified as dealers must meet in order to access the National Treasury’s special operations. Specifically, specialist dealers must now post daily, in two turns, bid and ask proposals for each bond that is its object of negotiation. The daily opening spread (the disclosure of bid and ask bond prices) will only be considered in the evaluation criteria if the average yield of the proposals is better or equal to the average yield on each occasion. This measure will allow market participants to have greater knowledge of the prices of the offered bonds, providing more transparency and improving the pricing of the bonds in the primary and secondary markets.

In 2007, the National Treasury issued 10-year fixed rate bonds on the domestic market for the first time. NTN-F 2017 became the longest term fixed rate domestic debt security, supplanting the NTN-F 2014, which was previously considered the longest term security. The security reached a volume of R$13.2 billion at the end of the year, solidifying its position as a benchmark at that point of the curve.

The average life trajectory of both DPF and DPMFi followed an upward curve throughout 2009, closing the year at 5.5 years and 5.1 years, respectively. Another result was a reduction in the percentage of debt coming due in 12 months. Here, the final figures for the year were 23.6% for DPF and 24.8% for DPMFi, brought about by a reduction in security issuances with terms of less than 12 months. DPMFi profile indicators show the best results since the initial data was first published in 1999. The share of Selic-indexed securities was maintained at 35.8% from December 2008 to December 2009, while US$-linked securities accounted for 0.7%. The share of fixed-rate bonds reached 33.7% of DPMFi, while inflation-linked securities accounted for 28.6% of the total. The average life trajectory of both DPF and DPMFi were slightly increased throughout the first five months of 2010, closing the year at 5.4 years and 5.0 years, respectively. The percentage of debt coming due in 12 months increased to 27.4% for DPF and 28.4% for DPMFi. The share of Selic-indexed securities increased to 35.7% in May 2010, while US$-linked securities accounted for 0.7%. The share of fixed-rate bonds reached 34.7% of DPMFi, while inflation-linked securities accounted for 28.9% of the total.

TABLES AND SUPPLEMENTARY INFORMATION

Table No. 33

External Direct Debt of the Federal Government

					Principal Amount(2)
Discrimination	Interest	Issue Date(1)	Final Maturity	Currencies	Amount Disbursed	Outstanding at Dec 31, 2009
					(in millions of dollars)
Multilateral Organizations
World Bank	Various	Various	Various	Various	6,2216	6,028
IADB	Various	Various	Various	Various	4,533	3,606
Others	Various	Various	Various	Various	22	11
	Total (Multilateral Organizations)				10,775	9,645

Foreign Governments	Various	Various	Various	Various	3,683	1,826
	Total (Foreign Governments)				3,683	1,826

Bonds (GLOBAL)
Global Bond (2010)	12.000%	16-apr-02	15-apr-10	USD	1,000	413
Global Bond (2010-B)	9.250%	15-oct-03	22-oct-10	USD	1,500	807
Global Bond (2011)	10.000%	7-aug-03	4-aug-11	USD	1,250	632
Global Bond (2012)	11.000%	11-jan-02	11-jan-12	USD	1,250	883
Global Bond (2013)	10.250%	17-jun-03	17-jun-13	USD	1,250	984
Global Bond (2014)	10.500%	14-jul-04	11-jul-14	USD	1,250	702
Global Bond (2015)	7.875%	7-mar-15	7-mar-15	USD	2,100	1,673
Global Bond (2016)	12.500%	26-sep-05	5-jan-16	BRL	1,455	1,953
Global Bond (2017)	6.000%	14-nov-06	13-jan-17	USD	2,550	2,506
A Bond (2018)	8.000%	1-aug-05	20-jan-18	USD	4,508	2,903
Global Bond (2019-N)	5,875%	6-jan-09	15-jan-19	USD	2,300	2,300
Global Bond (2019)	8.875%	14-oct-04	14-oct-19	USD	1,500	1,131
Global Bond (2020)	12.250%	26-jan-00	14-jan-20	USD	1,000	630
Global Bond (2022)	12.500%	13-sep-06	5-jan-22	BRL	1,390	1,723
Global Bond (2024)	6.600%	16-mar-01	14-apr-24	USD	2,150	1,766
Global Bond (2024-B)	8.875%	16-apr-03	14- apr-24	USD	824	669
Global Bond (2025)	8.750%	4-feb-05	4-feb-25	USD	2,250	1,722
Global Bond (2027)	10.125%	9-jun-97	15-may-27	USD	3,500	2,540
Global Bond (2028)	10.250%	14-feb-07	7-jan-28	BRL	1,858	2,105
Global Bond (2030)	12.250%	29-mar-00	5-mar-30	USD	1,600	707
Global Bond (2034)	8.250%	20-jan-04	19-jan-34	USD	2,698	2,174
Global Bond (2037)	7.125%	18-jan-06	20-jan-37	USD	2,487	3,013
Global Bond (2040)	11.000%	17-aug-00	17-aug-40	USD	5,157	3,298
Global Bond (2040)	5,625%	30-nov-09	7-jan-41	USD	1,275	1,275
	Total (“Global”)				48,102	36,457

Bonds (EUROS)
2002 Euro Bond (2009)	11.500%	1-apr-02	1-apr-09	EUR	1,080	610
2000 Euro Bond (2010)	11.000%	4-feb-00	4-feb-10	EUR	1,440	1,377
2001 Euro Bond (2011)	9.500%	24-jan-01	24-jan-11	EUR	1,440	1,370
2004 Euro Bond (2012)	8.500%	24-sep-04	24-sep-12	EUR	1,152	1,149
2005 Euro Bond (2015)	7.375%	3-feb-05	3-feb-15	EUR	557	558
1997 Euro Bond (2017)	11.000%	26-jun-97	26-jun-17	ITL	1,080	610
	Total (“Euros”)				5,699	5,065

Bonds (Others)
1989 BIB	6.000%	31-08-1989	15-09-2013	USD	1,050	124

					Principal Amount(2)
Discrimination	Interest	Issue Date(1)	Final Maturity	Currencies	Amount Disbursed	Outstanding at Dec 31, 2009
					(in millions of dollars)
TOTAL BONDS	Total (Bonds)				54,821	43,695

Commercial Banks
Import Financing Credits with Guarantee of Foreign Governments	Various	Various	Various	Various	346	252
Import Financing Credits without Guarantee of Foreign Governments	Various	Various	Various	Various	1,704	750
Loans	Various	Various	Various	Various	322	0
	Total (Commercial Banks)				2,372	1,002

Others
Import Financing Credits without Guarantee of Foreign Governments	Various	Various	Various	Various	185	68
Import Financing Credits without Guarantee of Foreign Governments	Various	Various	Various	Various	239	50
	Total (Others)				424	118
TOTAL	Total Amount				72,076	56,286

(1)	In the case of multiple tranches, the date refers to the first issuance of the security.
(2)	Currencies other than U.S. dollars are translated into U.S. dollars by the exchange rate (selling) at December 31, 2009.

Source: Central Bank.

Table No. 34

External Debt Guaranteed by the Federal Government

	Interest	Issue Date	Final Maturity	Currencies	Amount Disbursed	Principal Amount(1) Outstanding At December 31, 2009
					(in millions of dollars)
I. To Public Entities
Multilateral Organizations
World Bank	Various	Various	Various	Various	6,155	3,353
Inter-American Development Bank	Various	Various	Various	Various	11,496	9,722
International Monetary Fund (IFM)	Various	Various	Various	Various	4,574	4,574
Others	Various	Various	Various	Various	324	164

Total (Multilateral Organizations)						17,813

Foreign Governments

Total (Foreign Governments)						1,496

Commercial Banks
Import Financing Credits with Guarantee of Foreign Governments	Various	Various	Various	Various	100	53
Import Financing Credits without Guarantee of Foreign Governments	Various	Various	Various	Various	544	186
Loans	Various	Various	Various	U.S.$	996	660

Total (Commercial Banks)						899

Other
Loans	Various	Various	Various	Various
Total (Other)
Total for Public Entities						20,158

II. To Private Companies
(Including Privatized Companies)	Various	Various	Various	Various	568	289

III. Intercompany Loans
	Various	Various	Various	Various	200	30
Total for Private Entities						319

Total						20,477

(1)	Currencies other than U.S. dollars are translated into U.S. dollars by the exchange rate (sell side) at December 31, 2009.

Source: Central Bank

Table No. 35

Internal Securities Debt of the Republic

Outstanding on December 31, 2009

Name	Index(1)	Interest Rate	Issuance Date	Final Maturity	Outstanding Amount(3) (millions of $)
National Treasury Letters (NTL)	Fixed	0(2)	Various (Mar 2004– Dec 2006)	Various (Jan 2006– Jul 2008)	$142,141.14
National Treasury Notes (NTN)
A Series		$6%	Various (Dec 1997– Nov 2000)	Various (Sep 2013– Apr 2024)	$4,273.67
B Series	IPCA	6%	Various (Nov 2001– Dec 2006)	Various (Aug 2006– May 2045)	$193,668.63
C Series	IGP-M	6% and 12%	Various (Dec 1999– Dec 2005)	Various (Dec 2006– Jan 2031)	$34,209.31
D Series		$6% and 12%	Various (Jan 2001– Jun 2003)	Various (Feb 2006– Jul 2008)	$0.00
F Series	Fixed	10%	Various (Jan 2004– Dec 2006)	Various (Jan 2008– Jan 2012)	$130,673.35
I Series		$0% and 12%	Various (May 1996– Apr 2001)	Various (Jan 2006 – Jul 2021)	$724.61
M Series	$	Libor + 7/8%	Apr 1994–Sep 1994	Various (Apr 2006– Apr 2009)	$0.00
P Series	TR	6%	Various (May 1994– Jan 2005)	Various (Sep 2007– Jan 2021)	$409.97
					$4,273.67
National Treasury Bonds	TR	6%	Various (Dec 1989– Nov 1990)	Various (Mar 2006– Sep 2013)	$13.01
Financial Treasury Letters (FTL)	Overnight	—	Various (Aug 1998– Dec 2006)	Various (Jan 2006– Dec 2013)	$285,261.33
A Series	Overnight	0.0245%(4)	Various (May1998– Jun 2000)	Various (May 2013–Jun 2015)	$1,765.50
B Series	Overnight	—	Various (Dec 1997– May 2004)	Various (Jan 2006– Oct 2015)	$274.53
National Treasury Certificate (CTN)	IGP-M	12%	Various (May 1998– Aug 2004)	Various (May 2018–Aug 2024)	$2,814.19
Financial Treasury Certificate (CFT)
A Series	IGP-DI	6% and 12%	Various (Sep 1998– Set 2001)	Various (Jan 2006– Sep 2028)	$3,114.13
B Series	TR	6%	Various (Jan 1997– Jan 2005)	Various (Jan 2027– Jan 2035)	$9.09
D Series		$0% and 6%	Various (Apr 2000– Apr 2002)	Jan 2016–May 2031	$729.26
E Series	IGP-M	Various	Various (Dec 2000– Jan 2005)	Various (Mar 2011– Jan 2035)	$713.65
Securitized Credits	IGP-DI	Various	Various (Aug 1995– Apr 2000)	(Jan 2006–Jan 2023)	$326.77
	INPC	Various	(Jun 1998)	(Jul 2015)	$6.87
	TR	Various	Jan 1997–Jun 1998	Various (Sep 2007– Jan 2027)	$6,591.54
Public Debt Certificate (CDP)	TR	Various	(Mar 1998-Mar 2002)	Various (Mar 2028– Mar 2032)	$0.18
Agrarian Debt Securities (TDA)	TR	Various	Various	Various (Jan 2006 – Dec 2025)	$2,593.68
Total					$810,314.43

(1)	Securities indexed to each indicated rate/index:

Overnight = Central Bank’s overnight rate

IGPM = General Price Index (market based)

$ = U.S. dollar exchange rate

TR = Index based on average daily rate of certificates of deposit issued by certain major

Brazilian banks

TJLP = Long-term interest rate index

(2)	Zero-coupon securities issued at a discount from their face amount.
(3)	Exchange rate (selling rate) at December 31, 2009 (R$1.7412=$1.00).
(4)	Monthly interest rate.

Source: National Treasury Secretariat (STN)